Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 21, 2015

To Shareholders of Avolon Holdings Limited.:

Notice is hereby given that an extraordinary general meeting of shareholders of Avolon Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Avolon” or the “Company”), will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland at 8:30 a.m. Dublin time on October 21, 2015, for the purposes of considering and, if thought fit, passing the following resolutions:

1. THAT, as a Special Resolution, (a) the Company be authorized to merge with Mariner Acquisition Ltd. (“Merger Sub”), an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned indirect subsidiary of Bohai Leasing Co, Ltd. (“Parent”), so that the Company will be the surviving company pursuant to the provisions of Part XVI of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”); (b) the merger agreement dated September 3, 2015 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Merger Sub and Parent, and the plan of merger required to be filed with the Cayman Islands Registrar of Companies (the “Registrar”), substantially in the form annexed as Annex A to the Merger Agreement (as it may be amended from time to time, the “Cayman Plan of Merger”), and the transactions contemplated by the Cayman Plan of Merger, including the merger of the Company and Merger Sub pursuant to the Cayman Companies Law (the “Merger”), be authorized, approved and confirmed in all respects; (c) the Company be authorized to enter into the Cayman Plan of Merger, subject to such non-material amendments to the form attached as Annex A to the Merger Agreement as any Director of the Company may approve on behalf of the Company; and (d) the Cayman Plan of Merger be executed by any one Director of the Company on behalf of the Company and filed with the Registrar;

2. THAT, as a Special Resolution, upon the Effective Date (as defined in the Cayman Plan of Merger), the Company amend and restate its memorandum and articles of association in the form attached to the Cayman Plan of Merger;

3. THAT, as an Ordinary Resolution, upon the Effective Date (as defined in the Cayman Plan of Merger), the authorized share capital of the Company be decreased and amended from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each, to US$3,000, divided into 750,000,000 ordinary shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each; and

4. THAT, as an Ordinary Resolution, if the chairman determines it necessary to adjourn the extraordinary general meeting, for up to 45 days in the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction (as defined in the Merger Agreement) that constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting, the meeting be adjourned as directed by the chairman, in accordance with the memorandum and articles of association of the Company.

After careful consideration, our board of directors, by unanimous vote, has approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and has determined that entering into the Merger Agreement and the Cayman Plan of Merger and consummating the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Avolon and its shareholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE SPECIAL RESOLUTION TO AUTHORIZE AND APPROVE THE MERGER AGREEMENT, THE CAYMAN PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, “FOR” THE SPECIAL RESOLUTION TO ADOPT NEW MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY ON THE EFFECTIVE DATE, “FOR” THE ORDINARY RESOLUTION TO AMEND THE COMPANY’S AUTHORIZED SHARE CAPITAL ON THE EFFECTIVE DATE and “FOR” THE ORDINARY RESOLUTION TO ADJOURN THE EXTRAORDINARY GENERAL MEETING FOR UP TO 45 DAYS IF NECESSARY AS DETERMINED BY THE CHAIRMAN UNDER CERTAIN CIRCUMSTANCES.

Only shareholders of record of common shares, par value US$0.000004 per share, of the Company (each, a “Share” and collectively, the “Shares”) at the close of business on September 25, 2015, the record date for the extraordinary general meeting, are entitled to notice of and to vote at the extraordinary general meeting and at any adjournment of the extraordinary general meeting.

The approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date require the affirmative vote (in person or by proxy) of the holders of two-thirds or more of the Shares entitled to vote on the matter and present and voting in person or by proxy at the extraordinary general meeting (i.e., a special resolution under Cayman Islands law). The proposals to adjourn the extraordinary general meeting, if necessary as determined by the chairman, and to amend the Company’s authorized share capital on the Effective Date require the affirmative vote (in person or by proxy) of holders of a majority of the Shares entitled to vote and present and voting in person or by proxy at the extraordinary general meeting (i.e., an ordinary resolution under Cayman Islands law). Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and in favor of any other matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to the Voting Agreement, dated as of September 3, 2015, by and among Bohai, Merger Sub and certain of Avolon’s shareholders. However, your vote is still important to us and we encourage you to send us your signed proxy card.

Whether or not you plan to attend the extraordinary general meeting, we urge you to vote your Shares by completing, signing, dating and returning the accompanying proxy card as promptly as possible in the postage-paid envelope prior to the extraordinary general meeting to ensure that your Shares will be represented at the extraordinary general meeting. If you sign and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the proposal to adopt new memorandum and articles of association of the Company on the Effective Date, “FOR” the proposal to amend the Company’s authorized share capital on the Effective Date and “FOR” the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman in certain circumstances. If you fail to return your proxy card and do not vote in person at the extraordinary general meeting, it will not affect the outcome of the vote regarding the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, the vote regarding the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, the vote regarding the amendment to the Company’s authorized share capital on the Effective Date or the proposal to adjourn the extraordinary general meeting if necessary as determined by the chairman in such specified circumstances. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not affect the outcome of the vote regarding the approval of the Merger Agreement and the Cayman Plan of Merger, the proposal to adopt amended and restated memorandum and articles of association of the Company on the Effective Date, the proposal to amend the Company’s authorized share capital on the Effective Date or the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman in certain circumstances. Any shareholder attending the extraordinary general meeting may vote in person even if he or she has already voted by proxy card; such vote by ballot will revoke any proxy previously submitted. If you hold your Shares through a bank, broker or other custodian, you must provide a legal proxy issued from such bank, broker or other custodian in order to vote your Shares in person at the extraordinary general meeting.

Avolon’s shareholders who wish to dissent to the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, will have the right to be paid the fair value of their Shares if the Merger is completed, but only if they submit a written objection to the Merger to Avolon before the taking of the vote on the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the extraordinary general meeting and they comply with all requirements of Section 238 of the Cayman Companies Law, which are summarized in greater detail in the accompanying proxy statement.

The fair value of your Shares as determined under the Cayman Companies Law could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Cayman Plan of Merger if you do not exercise the right to dissent with respect to your Shares.

Dissenters’ Rights are available only to registered holders of Shares. Registered holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares under section 238 of the Cayman Companies Law.

IF YOU WISH TO DISSENT AND YOUR SHARES ARE HELD IN “STREET NAME” THROUGH A BROKER, BANK OR OTHER NOMINEE (SUCH AS DTC), PLEASE CONTACT THEM PROMPTLY TO ARRANGE FOR THE SHARES TO BE TRANSFERRED TO YOU AS THE HOLDER OF RECORD. UNDER THE CAYMAN COMPANIES LAW, ONLY A HOLDER OF RECORD CAN EXERCISE DISSENTERS’ RIGHTS (AND DISSENTERS’ RIGHTS CAN ONLY BE EXERCISED IN RESPECT OF ALL, AND NOT PART OF, SUCH HOLDER’S SHARES).

The accompanying proxy statement is dated September 25, 2015 and is first being mailed to shareholders of Avolon on or about September 29, 2015.

By Order of the Board of Directors,

Denis J. Nayden

Chairman

September 25, 2015

September 25, 2015

Dear Shareholder:

We cordially invite you to attend an extraordinary general meeting of shareholders of Avolon Holdings Limited (“Avolon” or the “Company”), which will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland at 8:30 a.m. Dublin time on October 21, 2015.

At the extraordinary general meeting, you will be asked to consider and vote upon:

1. A proposal that (a) the Company be authorized to merge with Mariner Acquisition Ltd. (“Merger Sub”), an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned indirect subsidiary of Bohai Leasing Co., Ltd. (“Parent”), so that the Company will be the surviving company pursuant to the provisions of Part XVI of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”); (b) the merger agreement dated September 3, 2015 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Merger Sub and Parent, and the plan of merger required to be filed with the Cayman Islands Registrar of Companies (the “Registrar”), substantially in the form annexed as Annex A to the Merger Agreement (as it may be amended from time to time, the “Cayman Plan of Merger”), and the transactions contemplated by the Cayman Plan of Merger, including the merger of the Company and Merger Sub pursuant to the Cayman Companies Law (the “Merger”), be authorized, approved and confirmed in all respects; (c) the Company be authorized to enter into the Cayman Plan of Merger, subject to such non-material amendments to the form attached as Annex A to the Merger Agreement as any Director of the Company may approve on behalf of the Company; and (d) the Cayman Plan of Merger be executed by any one Director of the Company on behalf of the Company and filed with the Registrar;

2. A proposal that, upon the Effective Date (as defined in the Cayman Plan of Merger), the Company amend and restate its memorandum and articles of association in the form attached to the Cayman Plan of Merger;

3. A proposal that, upon the Effective Date (as defined in the Cayman Plan of Merger), the authorized share capital of the Company be decreased and amended from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each, to US$3,000, divided into 750,000,000 ordinary shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each; and

4. A proposal that, if the chairman determines it necessary to adjourn the extraordinary general meeting, for up to 45 days in the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction (as defined in the Merger Agreement) that constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting, the meeting be adjourned as directed by the chairman in accordance with the memorandum and articles of association of the Company.

If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by Parent and, as a result of the Merger, the common shares, par value US$0.000004 per share, of the Company (each, a “Share” and collectively, the “Shares”) will no longer be listed on the New York Stock Exchange (“NYSE”). If the Merger is completed, each Share that is issued and outstanding at the effective time of the Merger, other than Shares owned by shareholders who have validly exercised and have not effectively withdrawn, failed to perfect or lost their dissenter rights under the Cayman Companies Law (the “Dissenting Shares”), will be cancelled and/or converted into the right to receive US$31.00 in cash without interest, less any applicable withholding taxes. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Companies Law.

In addition, at the effective time of the Merger, each outstanding and unexercised option to purchase Shares (“Company Options”) will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no later than the payroll date of the first payroll period which commences following the effective time of the Merger), a cash amount equal to the product of (i) the excess, if any, of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such Company Option, less any applicable withholding taxes.

Furthermore, at the effective time of the Merger, each of the Company’s outstanding restricted share units (“Company RSUs”) will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no later than the payroll date of the first payroll period which commences following the effective time of the Merger), a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the effective time of the Merger multiplied by US$31.00, less any applicable withholding taxes.

After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Cayman Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and determined that entering into the Merger Agreement and the Cayman Plan of Merger and consummating the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Avolon and Avolon’s shareholders. Accordingly, our board of directors unanimously recommends that you vote “FOR” the special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the special resolution to adopt new memorandum and articles of association on the Effective Date, “FOR” the ordinary resolution to amend the Company’s authorized share capital on the Effective Date and “FOR” the ordinary resolution to adjourn the extraordinary general meeting for up to 45 days if determined necessary by the chairman, under the circumstances described in paragraph 1 above.

The proxy statement and notice of general meeting accompanying this letter provide you with detailed information about the proposed Merger and the extraordinary general meeting of shareholders to vote on the approval of the Merger Agreement and the Cayman Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger. We encourage you to read the entire proxy statement, the Merger Agreement and the Cayman Plan of Merger carefully. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement and a copy of the Cayman Plan of Merger is attached as Annex A to the Merger Agreement. You may also obtain more information about Avolon from documents we have filed with the United States Securities and Exchange Commission (the “SEC”).

The Merger cannot be completed unless the Merger Agreement and the Cayman Plan of Merger are authorized and approved by the affirmative vote (in person or by proxy) of the holders of two-thirds or more of the Avolon Shares entitled to vote on the matter and present and voting in person or by proxy at the extraordinary general meeting (i.e., a special resolution under Cayman Islands law).

Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and in favor of any other matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to the Voting Agreement, dated as of September 3, 2015, by and among Parent, Merger Sub and certain of Avolon’s shareholders. However, your vote is still important to us and we encourage you to send us your signed proxy card. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as either votes “FOR” or “AGAINST” the proposal to authorize and approve the Merger Agreement and the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger and will therefore have no effect on the outcome of any vote in respect thereof.

Avolon’s shareholders who wish to dissent to the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, will have the right to be paid the fair value of their Shares if the Merger contemplated by the Merger Agreement and the Cayman Plan of Merger is completed, but only if they submit a written objection to the Merger to Avolon before the taking of the vote on the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the extraordinary general meeting and they comply with all requirements of Section 238 of the Cayman Companies Law, which are summarized in greater detail in the accompanying proxy statement.

The fair value of the Dissenting Shares as determined under the Cayman Companies Law, could be more than, the same as, or less than the Merger Consideration which shareholders would receive pursuant to the Cayman Plan of Merger if such shareholders do not exercise the right to dissent.

Dissenters’ Rights are available only to registered holders of Shares. Shareholders wishing to dissent must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares under section 238 of the Cayman Companies Law.

IF YOU WISH TO DISSENT AND YOUR SHARES ARE HELD IN “STREET NAME” THROUGH A BROKER, BANK OR OTHER NOMINEE (SUCH AS THE DEPOSITARY TRUST COMPANY, “DTC”), PLEASE CONTACT THEM PROMPTLY TO ARRANGE FOR THE SHARES TO BE TRANSFERRED TO YOU AS THE HOLDER OF RECORD. UNDER THE CAYMAN COMPANIES LAW, ONLY A HOLDER OF RECORD CAN EXERCISE DISSENTERS’ RIGHTS (AND DISSENTERS’ RIGHTS CAN ONLY BE EXERCISED IN RESPECT OF ALL, AND NOT PART OF, SUCH HOLDER’S SHARES).

It is important to us that your Shares be represented, even if you do not plan on attending the extraordinary general meeting in person. Accordingly, we urge you to vote by completing, signing, dating and promptly returning the enclosed proxy card in the envelope provided. If you receive more than one proxy card because you own Shares that are registered differently, please vote all of your Shares shown on all of your proxy cards.

NEITHER THE SEC NOR ANY STATE OR OTHER SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS LETTER OR IN THE ACCOMPANYING NOTICE OF THE EXTRAORDINARY GENERAL MEETING OR PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Sincerely,

Denis J. Nayden

Chairman of the Board

PROXY STATEMENT

SUMMARY TERM SHEET

The following summary term sheet highlights selected information in this proxy statement and may not contain all the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement and its annexes. Each item in this summary term sheet includes a page reference directing you to a more complete description of that topic. See the section of this proxy statement entitled “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this proxy statement to the “Company,” “we,” “our” and “us” refer to Avolon Holdings Limited; all references to “Parent” or “Bohai” refer to Bohai Leasing Co., Ltd.; all references to “Merger Sub” refer to Mariner Acquisition Ltd.; all references to the “Merger Agreement” refer to the Merger Agreement, dated as of September 3, 2015, among the Company, Parent and Merger Sub, as may be amended from time to time, a copy of which is attached as Annex A to this proxy statement; all references to the “Cayman Plan of Merger” refer to the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement; all references to the “Merger” refer to the merger contemplated by the Merger Agreement and the Cayman Plan of Merger; all references to the “SEC” refer to the United States Securities and Exchange Commission; and all references to “SZSE” refer to the Shenzhen Stock Exchange.

Overview of the Merger (Page 53)

On September 3, 2015, the Company, Parent and Merger Sub entered into the Merger Agreement, whereby subject to the terms and conditions of the Merger Agreement and the Cayman Plan of Merger and in accordance with the Cayman Companies Law (as defined below), the Company will merge with and into Merger Sub, an indirect wholly-owned subsidiary of Parent and a party to the Merger Agreement (the “Merger”). The Company will survive the Merger as a wholly-owned indirect subsidiary of Parent (following the Merger, the Company is referred to in this proxy statement as the “Surviving Corporation”) and the separate corporate existence of Merger Sub will cease. The Merger shall become effective on the date that the Cayman Plan of Merger is registered by the Registrar in accordance with Section 233(13) of the Cayman Companies Law (the “Effective Time”).

Each common share of the Company, par value US$0.000004, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares the holders of which have validly exercised and not effectively withdrawn, failed to perfect or lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Companies Law (“Dissenters’ Rights”) will be cancelled and converted into the right to receive Merger Consideration of US$31.00 per Share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Each ordinary share of Merger Sub, par value US$1.00 issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable ordinary share, par value US$0.000004, of the Surviving Corporation.

The Parties to the Merger (Page 12)

Avolon Holdings Limited

Avolon Holdings Limited (NYSE: AVOL) (“Avolon” or the “Company”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Avolon is an international aircraft leasing company, headquartered in Ireland, with regional offices in China, Dubai, Singapore and the United States. Avolon provides aircraft leasing and lease management services. On June 30, 2015, Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries. Avolon’s principal executive offices are located in Dublin, Ireland.

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For more information about the Company, reference is made to the reports and other information the Company files with the SEC, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014. Please also visit our website www.avolon.aero. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. See also the section of this proxy statement entitled “Where You Can Find More Information.”

Bohai Leasing Co., Ltd.

Bohai Leasing Co., Ltd. (SZSE: 000415) is a limited company existing under the laws of the People’s Republic of China. Bohai is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China’s A-share market. Bohai has aviation, ship, container, commercial property, infrastructure and high-end machinery leasing business and is an indirect majority controlled subsidiary of the HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“HNA Group”). HNA Group is privately held.

Mariner Acquisition, Ltd.

Mariner Acquisition, Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands and is a wholly-owned indirect subsidiary of Parent. It was formed solely for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement, and it has not engaged in any other business.

The Merger and the Closing (Page 53)

The Merger Agreement provides that, if the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, are authorized and approved by our shareholders and the other conditions to closing are satisfied or waived, at the Effective Time, the Company will merge with and into Merger Sub, and the Company will survive the Merger as an indirect wholly-owned subsidiary of Parent. Upon completion of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares the holders of which have validly exercised and not effectively withdrawn, failed to perfect or lost their Dissenters’ Rights, in accordance with Section 238 of the Cayman Companies Law) will be cancelled and converted into the right to receive the per Share Merger Consideration of US$31.00 in cash, without interest and less any applicable withholding taxes. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and you will not own any shares of the Surviving Corporation.

If the Merger is authorized and approved, following the satisfaction or waiver of the conditions to closing, at the closing after the execution of the Cayman Plan of Merger by the Company, Parent and Merger Sub, the Company, Parent and Merger Sub will file the Cayman Plan of Merger with the Cayman Islands Registrar of Companies (referred to in this proxy statement as the “Registrar”) which, if the requirements of the Companies Law (2013 Revision) of the Cayman Islands (referred to in this proxy statement as the “Cayman Companies Law”) are satisfied, will register the Cayman Plan of Merger and issue a certificate of merger. The Merger will be effective on the date and time the Cayman Plan of Merger is registered by the Registrar.

The Extraordinary General Meeting (Page 13)

Date, Time and Place (Page 13)

The extraordinary general meeting of our shareholders will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland at 8:30 a.m. Dublin time on October 21, 2015, or at any postponement or adjournment thereof.

Purpose of the Extraordinary General Meeting (Page 13)

At the extraordinary general meeting, you will be asked to consider and vote upon the following proposals: (a) a proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger; (b) a proposal that the Company amend and restate its memorandum and articles of association on the Effective Date; (c) a proposal to amend the Company’s authorized share capital on the Effective Date, and (d) a proposal to adjourn the extraordinary general meeting for up to 45 days if determined necessary by the chairman in the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction that constitutes or would reasonably be expected to result in a Superior Proposal and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of Shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting.

Record Date and Quorum (Page 13)

You are entitled to vote at the extraordinary general meeting if you owned Shares at the close of business on September 25, 2015, the record date for the extraordinary general meeting. You will have one vote on each matter for each Share that you owned on the record date. As of the close of business on the record date for the extraordinary general meeting, there were 82,428,607 Shares entitled to be voted at the extraordinary general meeting. Each Share in issue on the record date entitles its holder to one vote on all matters properly coming before the extraordinary general meeting.

The presence at the extraordinary general meeting in person or by proxy of the holders of a majority of Shares entitled to vote at the extraordinary general meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the general meeting. Shares represented at the extraordinary general meeting but not voted, including Shares for which we have received proxies indicating that the submitting shareholders have abstained and broker non-votes, will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the transaction of all business but will not be counted as either votes “FOR” or “AGAINST” any of the proposals at the extraordinary general meeting and will therefore have no effect on the outcome of any vote in respect thereof. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the Shares, and no instructions are given.

Vote Required for Approval (Page 14)

Your broker will not have discretionary authority to vote your Shares with respect to all four proposals to be considered at the extraordinary general meeting. Brokers who have record ownership of Shares that are held in “street name” for their clients (the beneficial owners of the Shares) have discretion to vote these Shares on routine matters but not on non-routine matters. A “broker non-vote” occurs when the broker does not receive voting instructions from the beneficial owner with respect to a non-routine matter and therefore the broker expressly indicates on a proxy card that it is not voting on a matter. To the extent your broker submits a broker non-vote with respect to your Shares on a proposal, your Shares will not be deemed “votes cast” with respect to that proposal.

The authorization and approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date require the affirmative vote at the extraordinary general meeting, in person or represented by proxy, of the holders of two-thirds or more of the issued and outstanding Shares entitled to vote on the matter and present and voting in person or by proxy at the extraordinary general meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as either votes “FOR” or “AGAINST” the proposals to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and to adopt amended and restated memorandum and articles of association of the Company on the Effective Date and will therefore have no effect on the outcome of any vote in respect thereof.

Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and in favor of any other matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to that certain Voting Agreement, dated as of September 3, 2015, by and among Parent, Merger Sub and certain of Avolon’s shareholders. However, your vote is still important to us nevertheless and we encourage you to send us your signed proxy card.

Approval of the proposal to adjourn the extraordinary general meeting if necessary as determined by the chairman under certain circumstances and the proposal to amend the Company’s authorized share capital on the Effective Date, as described in the section of this proxy “The Extraordinary General Meeting – Purpose of the Extraordinary General Meeting,” requires the affirmative vote of the holders of a majority of the issued and outstanding Shares entitled to vote on the matter and present and voting in person or by proxy at the extraordinary general meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as either votes “FOR” or “AGAINST” the proposal to adjourn the extraordinary general meeting if necessary as determined by the chairman and to amend the Company’s authorized share capital on the Effective Date and will therefore have no effect on the outcome of any vote in respect thereof.

Voting and Proxies (Page 15)

Any shareholder of record entitled to vote at the extraordinary general meeting may submit a proxy by (i) returning the enclosed proxy card by mail or (ii) appearing at the extraordinary general meeting and voting in person. If no instructions are indicated on your signed proxy card, your Shares will be voted “FOR” the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the proposal to adopt new memorandum and articles of association of the Company on the Effective Date, “FOR” the proposal to amend the Company’s authorized share capital on the Effective Date and Date and “FOR” the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman in certain circumstances. If you fail to return your proxy card and do not vote in person at the extraordinary general meeting, it will not affect the outcome of the vote regarding the approval of the Merger Agreement and the Cayman Plan of Merger, the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, the amendment of the Company’s share capital on the Effective Date or the proposal to adjourn the extraordinary general meeting in such specified circumstances. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not affect the outcome of the vote regarding the approval of the Merger Agreement and the Cayman Plan of Merger, the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, the amendment of the Company’s share capital on the Effective Date or the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman in specified circumstances. Any shareholder attending the extraordinary general meeting may vote in person even if he or she has already voted by proxy card; such vote by ballot will revoke any proxy previously submitted. If you hold your Shares through a bank, broker or other custodian, you must provide a legal proxy issued from such bank, broker or other custodian in order to vote your Shares in person at the extraordinary general meeting.

If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee.

Revocability of Proxy (Page 15)

If you hold your Shares in your name as a shareholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the extraordinary general meeting by:

•	filing with the Secretary of the Company at The Oval, Building 1, Shelbourne Road, Ballsbridge Dublin 4, Ireland a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or

•	attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy.

If you hold your Shares through a broker, bank or other nominee, you have the right to change or revoke your proxy at any time before the vote taken at the extraordinary general meeting by following the directions received from your broker, bank or other nominee to change or revoke those instructions.

Ownership of Share, Company Options and Company RSUs by Directors, Executive Officers and Sponsors (Page 70)

As of September 25, 2015, the record date for the extraordinary general meeting, our current directors and executive officers beneficially owned, and had the right to vote, in the aggregate, 2,120,080 Shares, which represented approximately 2.57% of the outstanding Shares. All of our current directors and executive officers have informed us that they intend to vote all of their Shares “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the amendment of the Company’s authorized share capital on the Effective Date and “FOR” adjournment of the extraordinary general meeting if necessary as determined by the chairman for the purposes described in the section of this proxy “The Extraordinary General Meeting – Purpose of the Extraordinary General Meeting.”

As of September 25, 2015, the record date for the extraordinary general meeting, our directors and executive officers held, in the aggregate, 930,280 Company Options and our directors held, in the aggregate, 15,153 Company RSUs. For further information with respect to the Company Options and Company RSUs held by our directors and executive officers, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

As of September 25, 2015, the record date for the extraordinary general meeting, entities affiliated with Cinven, CVC Funds, Oak Hill Capital Funds, Vigorous and Oak Hill Advisors Funds (collectively, the “Sponsors”) and certain of the Company’s other shareholders beneficially owned and were entitled to vote, in the aggregate, approximately 64,330,591 Shares, which represented approximately 78% of the total outstanding Shares. The Sponsors and such shareholders have agreed to vote all of their Shares “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, pursuant to the Voting Agreement, and “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date and “FOR” the amendment of the Company’s authorized share capital on the Effective Date, as matters necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to the Voting Agreement. The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015.

Reasons for the Merger; Recommendation of Our Board of Directors (Page 27)

After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and determined that entering into the Merger Agreement, the

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Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its shareholders. Accordingly, our board of directors recommends that you vote “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the amendment of the Company’s authorized share capital on the Effective Date and “FOR” adjournment of the extraordinary general meeting if necessary as determined by the chairman for the purposes described in the section of this proxy “The Extraordinary General Meeting – Purpose of the Extraordinary General Meeting.”

For a discussion of the material factors considered by our board of directors in reaching its conclusions, see the section of this proxy statement entitled “Proposal 1— Reasons for the Merger; Recommendation of Our Board of Directors.”

Opinion of J.P. Morgan (Page 30)

In connection with the Merger our board of directors received a written opinion from the Company’s co-financial advisor, J.P. Morgan, to the effect that, as of September 3, 2015, and based upon and subject to the factors, procedures, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed Merger was fair, from a financial point of view, to such shareholders.

The full text of the written opinion of J.P. Morgan is included as Annex C to this proxy statement. You should read the opinion carefully in its entirety for a description of the assumptions made, the matters considered and limitations on the review undertaken. J.P. Morgan addressed its opinion to the Company’s board of directors, and the opinion does not constitute a recommendation to any shareholder as to how to vote, or as to any other action that a shareholder should take relating to the merger.

Opinion of Morgan Stanley (Page 35)

In connection with the Merger, our board of directors received a written opinion from the Company’s co-financial advisor, Morgan Stanley, to the effect that, as of September 3, 2015, and based upon and subject to the assumptions, procedures, matters, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of Shares stock pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders.

The full text of the written opinion of Morgan Stanley is included as Annex D to this proxy statement. You should read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was addressed to, and rendered for the benefit of, the Company’s board of directors (in their capacity as such), and the opinion does not constitute a recommendation to any holder of Shares as to how to vote at the extraordinary general meeting, or as to any other action that a shareholder should take relating to the Merger.

Interests of Certain Persons in the Merger (Page 46)

In connection with the approval of the Merger Agreement, our board of directors unanimously approved and authorized the Company to award transaction bonuses to certain employees in an aggregate amount not to exceed US$17.4 million. On September 22, 2015, the remuneration committee of the Company’s board of directors unanimously approved individual bonuses to be awarded out of the aggregate US$17.4 million of transaction bonuses to be paid to employees at the consummation of the Merger, which included a bonus to be paid to Domhnal Slattery in the amount of US$13,824,872 and a bonus to be paid to John Higgins in the amount of US$1,849,696. Messrs. Slattery and Higgins serve as directors on our board. Such transaction bonuses are contingent upon the consummation of the Merger.

In addition, at its September 3, 2015 meeting, our board of directors unanimously approved and authorized the Company to enter into a deed of indemnity with certain employees, including Messrs. Slattery and Higgins, which provides that, subject to an aggregate cap of US$20 million, the Company will indemnify such employees in the event that such employees suffer certain tax liabilities as a result of the Merger. The Company’s indemnification obligations pursuant to the deed of indemnity would only arise after the consummation of the Merger, if at all.

As described in the section “Proposal 1– Background of the Merger”, following the Merger, Messrs. Slattery and Higgins will serve as directors on the board of the Surviving Corporation along with Jin Chuan and Wang Hao, who are directors of Parent. Under the terms of the Merger Agreement, the Company’s current officers will become the officers of the Surviving Corporation as a result of the Merger at the Effective Time, unless otherwise determined by Parent prior to Effective Time. Although as of the date of this proxy statement no employment agreements or other definitive documentation has been entered into between Parent and any of the executive officers, the expectation is that the Company’s current executive officers will continue to serve as executive officers of the Surviving Corporation in positions which are substantially similar to their current positions and with salary and bonus terms which are substantially similar to their current salary and bonus terms.

Our board of directors considered the aggregate amount of transaction bonuses and the deed of indemnity, among other matters, in unanimously approving and declaring advisable the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and determining that entering into the Merger Agreement and the Cayman Plan of Merger and consummating the Merger, are fair to, and in the best interests of, Avolon and its shareholders, and in making its recommendation that Avolon’s shareholders authorize and approve the Merger Agreement and the Cayman Plan of Merger.

Financing of the Merger (Page 58)

The total amount of funds necessary to complete the Merger and the related transactions at the closing of the Merger, excluding payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$2.6 billion. This amount is expected to be provided through a combination of equity commitments from Parent and HNA Group as well any debt financing that Parent may elect to obtain. The obligations of Parent under the Merger Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, HNA Group executed a guarantee in favor of the Company (the “Guarantee”) pursuant to which HNA Group has guaranteed to the Company complete payment and performance of Parent’s obligation to pay the purchase price at the closing of the Merger or the Parent Termination Fee (as defined below) if and when payable.

Governmental and Regulatory Approvals (Page 48)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated under the HSR Act, the merger may not be completed until each party files a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the U.S. Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. If the Antitrust Division or the FTC issues a Request for Additional Information and Documentary Material (which we refer to in this proxy statement as a second request) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

Other Regulatory Approvals

The Merger Agreement provides that the Merger is also subject to approval by governmental authorities in other jurisdictions under the antitrust and competition laws of those jurisdictions. Under the Merger Agreement, the parties’ obligations to complete the merger are conditioned on the receipt of approvals, consents or clearances required in connection with the transactions contemplated by the Merger Agreement under the rules of antitrust and competition law authorities in Germany, Mexico, and Russia.

In addition to the regulatory approvals described above, the transactions contemplated by the Merger Agreement may require the approval of other governmental authorities under foreign regulatory laws, such as under foreign merger control laws. Other than clearance of the Transactions contemplated by the Merger Agreement by the Shenzhen Stock Exchange, neither Avolon nor Bohai is currently aware of any material governmental approvals or actions that are required for completion of the transactions other than those described above. It is currently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Shenzhen Stock Exchange Approval; Parent and Merger Sub Approval (Page 48)

The Merger Agreement provides that the Merger is subject to the Shenzhen Stock Exchange granting clearance of the Transactions (such approval, the “SZSE Approval”). The Merger Agreement further provides that the Merger is subject to the approval by the affirmative votes of a number of shares of Parent and Merger Sub, respectively, that is sufficient under their respective organizational documents and applicable law to approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

Concurrently with the execution of the Merger Agreement, Parent delivered to the Company a copy of the written special resolution, passed in accordance with the memorandum and articles of association of Merger Sub, by Global Aviation Leasing Co., Ltd., in its capacity as the holder of 100% of the issued and outstanding shares of Merger Sub approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

The Merger Agreement requires that Parent hold an extraordinary shareholders meeting to approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger (the “Parent Shareholder Meeting”), no later than the sixteenth calendar day after receipt of the SZSE Approval. Applicable law requires the affirmative vote of at least 2/3 of the Parent shares casting votes at the Parent Shareholder Meeting.

In connection with the execution of the Merger Agreement, two affiliates of HNA Group (together, the “Bohai Shareholders”) owning 53.04% of the outstanding shares of Parent as of September 3, 2015, and the Company entered into the Parent Voting Agreement pursuant to which the Bohai Shareholders agreed to vote their shares of Parent in favor of approving the Merger Agreement and the Transactions at the Parent Shareholder Meeting.

Material U.S. Federal Income Tax Considerations (Page 42)

The receipt of cash in exchange for our Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. U.S. Holders (as defined in “Proposal 1 – Material U.S. Federal Income Tax Considerations”) will therefore recognize taxable gain or loss on the exchange. For a more detailed discussion of the U.S. federal income tax consequences of the Merger, see the section of this proxy statement entitled “Proposal 1 – Material U.S. Federal Income Tax Considerations .” The tax consequences of the Merger to you may depend on your particular circumstances, and you are urged to consult your own tax advisor to determine the tax consequences to you of the Merger based upon your particular circumstances.

Certain Material Irish Tax Considerations (Page 45)

The conversion and/or cancellation of our Shares in exchange for cash pursuant to the Merger should constitute a disposal for the purposes of Irish tax on chargeable gains. Irish resident or ordinarily resident shareholders or shareholders who hold their Shares in connection with a trade carried on by such persons through an Irish branch or agency may, subject to any available exemptions and reliefs, realize a chargeable gain or allowable loss for the purposes of Irish capital gains tax. For a more detailed discussion of the Irish tax consequences of the Merger, see the section of this proxy statement entitled “Proposal 1 – Material Irish Tax Considerations”. The Irish tax consequences of the Merger may depend upon your personal circumstances and you should consult your own tax advisers.

Certain Material Cayman Islands Tax Consequences (Page 46)

It is the responsibility of all shareholders to inform themselves as to any tax consequences of the Merger applicable to such shareholder, including any tax consequences arising from the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights. You should consult your tax advisers for a full understanding of all tax consequences of the Merger applicable to you.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Shares under the terms of the Merger. This is subject to the qualification that: (a) Cayman Islands stamp duty of a nominal amount may be payable if any transaction documents are executed in, brought into or produced before a court in the Cayman Islands; and (b) registration fees will be payable by the Company to the Registrar to register the Cayman Plan of Merger. The Company expects that the registration fees payable by the Company to register the Cayman Plan of Merger, amend and restate its memorandum and articles of association and amend its authorized share capital will not exceed US$3,273.

Conditions to the Completion of the Merger (Page 55)

Conditions to Each Party’s Obligations. The obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction or waiver of certain conditions, including:

•	the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, shall have been authorized and approved by the affirmative votes of a number of shares of the Company, Parent and Merger Sub, respectively, that is sufficient under the Company’s, Parent’s and Merger Sub’s respective organizational documents and applicable law to approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at an extraordinary general meeting of the Company and at shareholder meetings of Parent and Merger Sub. Pursuant to the Voting Agreement, holders of approximately 78% of the Shares entitled to vote at the extraordinary general meeting have agreed to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and pursuant to the Parent Voting Agreement, holders of approximately 53.04% of the shares of Parent as of September 3, 2015 have agreed to vote in favor of Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the Parent Shareholder Meeting. Merger Sub’s sole shareholder has already approved the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	no governmental authority of competent jurisdiction has issued any writ, injunction, judgment, decree or executive or other order that is then in effect enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions;

•	the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including the Merger, under antitrust laws in the U.S., Germany, Russia and Mexico (the “Antitrust Laws”) shall have been terminated or shall have expired, and any necessary consents, approvals, authorizations, filings or notifications under such Antitrust Laws shall have been obtained or made; and

•	the Shenzhen Stock Exchange shall have granted clearance of the Transactions;

Conditions to Parent’s and Merger Sub’s Obligations. Parent’s and Merger Sub’s obligations to effect the Merger are subject to additional conditions, including, among other things:

•	the representations and warranties made by the Company contained in the Merger Agreement shall be true and correct as of the closing of the Merger, subject to certain materiality thresholds;

•	the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date of the Merger;

•	no Company Material Adverse Effect (as defined in the Merger Agreement and described in the section of this proxy statement entitled “Proposal 1— Conditions to the Completion of the Merger”) shall have occurred from the date of the Merger Agreement until the closing date of the Merger; and

Conditions to the Company’s Obligations. The Company’s obligations to effect the Merger are subject to additional conditions, including, among other things:

•	the representations and warranties made by Parent and Merger Sub contained in the Merger Agreement shall be true and correct as of the closing of the Merger, subject to certain materiality thresholds; and

•	Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the closing date of the Merger.

Competing Transactions (Page 58)

The Merger Agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding a proposal or offer for a Competing Transaction (as defined in the Merger Agreement). However, subject to specified conditions, we may furnish nonpublic information to and enter into discussions or negotiations with a third party in response to an unsolicited, written bona fide takeover proposal or offer if our board of directors determines in good faith and after consultation with the Company’s outside financial advisors and legal counsel that such proposal or offer constitutes or is reasonably expected to result in a Superior Proposal (as defined in the Merger Agreement). See and read carefully the sections “No Solicitation of Other Transactions” beginning on page 58 and “No Change of Recommendation” beginning on page 60.

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Termination of the Merger Agreement (Page 60)

The Merger Agreement may be terminated at any time before the Effective Time under the following circumstances and a Termination Fee may be payable in connection with such termination by Parent or the Company under certain circumstances described in the section titled “Termination Fees” beginning on page 61:

•	by mutual written consent of the Company (with approval of its board of directors) and Parent;

•	by either the Company or Parent, if:

•	the Merger has not been completed on or before the January 15, 2016; provided, that either the Company or Parent may extend such date until February 28, 2016, if all conditions other than certain regulatory or antitrust conditions under the Merger Agreement have been satisfied; provided further that if the Committee on Foreign Investment in the United States (“CFIUS”) has initiated and not closed a review or investigation of the Transactions, either the Company or Parent may further extend such date to a date no later than March 31, 2016 (such date, as may be extended as described herein, the “Outside Date”);

•	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final, non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions;

•	the Company shareholders do not approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the extraordinary general meeting or at any adjournment thereof; or

•	the board of directors of the Company has effected a change in its recommendation to the shareholders;

•	by the Company, if:

•	Parent or Merger Sub have breached any of their representations, warranties, covenants or agreements under the Merger Agreement, in each case, such that a condition to closing would not be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but no later than the Outside Date) after receipt of written notice of such breach; provided, that this termination right is not available to the Company if the Company is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement and such breach would give rise to a failure to a condition to closing;

•	all of Parent and Merger Sub’s conditions to closing have been satisfied and the Company has delivered to Parent an irrevocable written notice that it is ready, willing and able to consummate the closing and Parent and Merger Sub fail to complete the closing within three (3) business days following the date on which the closing should have occurred pursuant to the Merger Agreement; or

•	prior to receipt of the shareholder vote approving and authorizing the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (i) the board of directors of the Company has authorized the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal in compliance with the provisions of the Merger Agreement, (ii) the Company concurrently with or immediately after the termination of the Merger Agreement enters into such definitive agreement, and (iii) the Company pays to Parent the Company Termination Fee, described below under “Termination Fees”.

•	by Parent, if:

•	the Company has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, in each case, such that a condition to closing would not be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but no later than the Outside Date) after receipt of written notice of such breach; provided, that this termination right is not available to Parent if Parent or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements under the Merger Agreement and such breach would give rise to a failure to a condition to closing.

Termination Fees (Page 61)

The Company is required to pay Parent a termination fee (the “Company Termination Fee”) of US$100 million, if:

•	(a) a Competing Transaction is made public or otherwise becomes publicly known, submitted or proposed after the date of the Merger Agreement and prior to the extraordinary general meeting (or prior to the termination of the Merger Agreement if there has been no extraordinary general meeting), (b) following the occurrence of an event described in the preceding clause (a), the Merger Agreement is terminated by the Company or Parent, and (c) within 12 months after the termination of the Merger Agreement, the Company or any of its subsidiaries consummates any Competing Transaction with the third party who made such Competing Transaction proposal in clause (a); provided, that for purposes of determining whether a Company Termination Fee is payable under such circumstances, all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

•	the Merger Agreement is terminated by either the Company or Parent due to a change of recommendation by the board of directors of the Company to the shareholders of the Company to approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	the Merger Agreement is terminated by the Company prior to receipt of the approval of the shareholders of the Company at the extraordinary general meeting in order to enter into a definitive agreement providing for the implementation of a Superior Proposal; or

•	the Merger Agreement is terminated by Parent due to a breach by the Company of its representations, warranties, covenants or agreements in the Merger Agreement, in each case, such that a condition to closing cannot be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but not later than the Outside Date) after written notice of such breach.

Parent is required to pay the Company a reverse termination fee (the “Parent Termination Fee”) of US$350 million, if:

•	(a) the Merger Agreement is terminated by either the Company or Parent because the Effective Time has not occurred as of the Outside Date, (b) one or more of the following conditions has not been satisfied: (i) the condition that no governmental authority in the People’s Republic of China has enacted, issued, promulgated, enforced or entered any final, non-appealable order that, or has taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions, (ii) the condition that the shareholder approval of each of Parent and Merger Sub has been obtained, (iii) the condition that all necessary consents, approvals, authorizations or filings under Chinese antitrust laws shall have been obtained and (iv) the condition that the SZSE Approval has been obtained and (c) all other conditions to closing of the Company, Parent and Merger Sub have been satisfied;

•	the Merger Agreement is terminated by either the Company or Parent because a governmental authority of the People’s Republic of China has enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

•	the Merger Agreement is terminated by either the Company or Parent because the Merger has not occurred by March 31, 2016 as a result of CFIUS review; or

•	the Merger Agreement is terminated by the Company due to (i) a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements in the Merger Agreement, in each case, such that a condition to closing cannot be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but not later than the Outside Date) after written notice of such breach, or (ii) all of Parent’s and Merger Sub’s conditions to closing are satisfied and the Company has delivered to Parent an irrevocable written notice that it is ready, willing and able to consummate the closing and Parent and Merger Sub fail to complete the closing within 3 business days following the date on which the closing should have occurred pursuant to the Merger Agreement.

Procedure for Receiving the Per Share Merger Consideration

As promptly as reasonably practicable and in any event within three business days after the Effective Time, a paying agent designated by Parent (and reasonably acceptable to the Company) will mail a letter of transmittal and instructions to all Company shareholders of record whose Shares are cancelled and converted into the right to receive the per Share Merger Consideration. The letter of transmittal and instructions will tell you how to exchange your Shares for the per Share Merger Consideration, without interest. The paying agent will provide shareholders with the consideration due pursuant to the Merger Agreement as soon as practicable in accordance with the instructions set forth in the letter of transmittal.

Dissenters’ Rights (Page 68 and Annex E)

Under Cayman Islands law, if the Merger is completed, holders of Shares of the Company who provided written objection to the Merger before the taking of the vote at the extraordinary general meeting to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, will have the right to be paid the fair value of their Shares of the Company as ultimately determined by the Grand Court of the Cayman Islands, but only if they comply with all requirements of Cayman Islands law (including Section 238 of the Cayman Companies Law, the text of which is attached as Annex E to, and the terms of which are summarized in, this proxy statement). This fair value amount could be more than, the same as or less than the per Share Merger Consideration payable pursuant to the terms of the Merger Agreement. Any holder of Shares of the Company intending to perfect its Dissenters’ Rights (as defined in the section of this proxy statement entitled “Dissenting Shareholder Rights Under Cayman Companies Law”) must, among other things, submit a written notice of objection to the Merger to the Company prior to the vote of shareholders on the authorization and approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger. Your failure to follow exactly the procedures specified under Cayman Islands law will result in the loss of your Dissenters’ Rights. This proxy statement constitutes our notice to our shareholders of the availability of Dissenters’ Rights in connection with the Merger. If your Shares are held through a broker, bank or nominee, please contact them to arrange for the Shares to be transferred to you as the holder of record, as only a holder of record can dissent (and can only dissent in respect of all, and not part, of such holder’s Shares).

Market Price of Shares (Page 74)

On July 13, 2015, the last full trading day prior to the date of the public announcement of the Partial Tender Offer (as defined below), the closing price per Share on the NYSE was US$23.73. On July 30, the last full trading day prior to the public announcement of the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal (each as defined in the section of this proxy statement entitled “Proposal 1 – Background of the Merger”), the closing price per Share on the NYSE was US$24.87. On August 7, the last full trading day prior to the date of the public announcement that Avolon and Parent had entered into the Exclusivity Agreement (as defined in the section of this proxy statement entitled “Proposal 1 – Background of the Merger”), the closing price per Share on the NYSE was US$28.76. On September 3, 2015, the last full trading day prior to the date of the public announcement that Avolon had entered into the Merger Agreement with Parent and Merger Sub, the closing price per Share on the NYSE was US$28.68. On September 24, the last full trading day prior to the date of this proxy statement, the closing price per Share on the NYSE was US$30.35. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

Treatment of Company Options and Company RSUs (Page 47)

In addition, at the Effective Time, each outstanding and unexercised option to purchase Shares (“Company Option”) and each of the Company’s outstanding restricted share units (“Company RSU”) will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), (1) in the case of Company Options, a cash amount equal to the product of (i) the excess, if any, of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such option, less any applicable withholding taxes and (2) in the case of Company RSUs a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by US$31.00, less any applicable withholding taxes.

Withholding (Page 54)

The parties to the Merger Agreement have acknowledged and agreed that under applicable Tax Laws (as defined in the Merger Agreement) in effect as of the date of the Merger Agreement, there is no withholding required from the per Share Merger Consideration payable with respect to the Shares, other than U.S. backup withholding required with respect to holders of Shares who fail to provide any form or other documentation required by the Internal Revenue Service (“IRS”) to prevent such withholding. However, there may be withholding under applicable Tax Laws from the amounts payable in respect of Company Options or the amounts payable in respect of Company RSUs in connection with the employment or appointment as director of holders of Company Options and Company RSUs.

If Parent, the Surviving Corporation or the paying agent determines that withholding is required under applicable Law and permitted under the Merger Agreement, Parent shall notify the Company in writing as soon as practicable (and in any event at least five (5) days prior to the Closing Date) to provide the shareholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to ensure such withholding does not arise.

Parent, the Surviving Corporation and the paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares, Company Options or Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares, Company Options and Company RSUs or (2) required pursuant to a written demand received by Parent or the Paying Agent from a taxing authority after the date of the Merger Agreement but on or prior to the Closing Date.

By accepting the consideration payable pursuant to the Merger Agreement, each holder of Shares, Company Options or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to the Merger Agreement.

HOUSEHOLDING OF EXTRAORDINARY GENERAL MEETING MATERIALS	74
OTHER MATTERS	74

WHERE YOU CAN FIND MORE INFORMATION	75

ANNEXES
Annex A: Merger Agreement and Cayman Plan of Merger	A-1
Annex B: Voting Agreement	B-1
Annex C: J.P. Morgan Limited Opinion	C-1
Annex D: Morgan Stanley Opinion	D-1
Annex E: Section 238 of the Cayman Companies Law	E-1
Annex F: Form of Proxy Card	F-1

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers are intended to briefly address some commonly asked questions you may have regarding the extraordinary general meeting, the Merger Agreement, the proposed Merger and the other transactions contemplated by the Merger Agreement. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement and its annexes, including the Merger Agreement itself, which you should read carefully. See the section of this proxy statement entitled “Where You Can Find More Information.”

Q:	What is the proposed transaction?

A:	The proposed transaction is the acquisition of the Company by Bohai pursuant to the Merger Agreement. If the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, are authorized and approved by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub, a wholly-owned indirect subsidiary of Bohai will merge with and into the Company. Upon consummation of the Merger, the Company will be the Surviving Corporation in the Merger and will be a wholly-owned indirect subsidiary of Parent, and after the Merger, the separate corporate existence of Merger Sub will cease.

Q:	What will I receive for my Shares of Avolon in the Merger?

A:	Upon consummation of the Merger, you will receive US$31.00 in cash, without interest and less any applicable withholding taxes, for each Share that you own at the Effective Time (unless you have properly perfected and not lost or withdrawn your Dissenters’ Rights under the Cayman Companies Law, in which case any consideration that you receive will be ultimately determined by the Grand Court of the Cayman Islands). Upon consummation of the Merger, you will no longer own Shares in Avolon, nor will you be entitled to receive any shares in Parent or the Surviving Corporation.

See the section of this proxy statement entitled “Proposal 1— Material U.S. Federal Income Tax Considerations” for a discussion of the tax consequences of the Merger. You should consult your own tax advisor for a full understanding of how the Merger will affect your federal, state, local and foreign taxes.

Q:	How will the Company Options and Company RSUs be treated in the Merger?

A:	At the Effective Time, each outstanding and unexercised Company Option to purchase Shares will be cancelled and converted in the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the product of (i) the excess, if any, of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such option, less any applicable withholding taxes.

In addition, at the Effective Time, each of the Company’s outstanding Company RSUs will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by US$31.00, less any applicable withholding taxes.

Q:	After the Merger is completed, how will I receive Merger Consideration for my Shares?

A:

If you are a registered holder of Shares (and assuming you have not perfected or have lost or withdrawn your Dissenters’ Rights under the Cayman Companies Law, as noted above), promptly after the Effective

Time (in any event within three business days after the Effective Time), a paying agent appointed by Parent will mail to you (a) a form of letter of transmittal specifying how the delivery of the per Share Merger Consideration to you will be effected and (b) instructions for effecting the surrender of Share certificates (or affidavits and indemnities of loss) or non-certificated Shares represented by book-entry on the books and records of the Company in exchange for the per Share Merger Consideration. You will receive cash for your Shares from the paying agent after you comply with these instructions. Upon surrender of your Shares, you will receive an amount equal to the number of Shares multiplied by US$31.00 in cash, without interest and less any applicable withholding tax, in exchange for the surrender of your Shares.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the per Share Merger Consideration for those Shares.

Q:	How does the Merger Consideration compare to the market price of the Shares prior to announcement of the Merger?

A:	The per Share Merger Consideration to be received by holders of Shares pursuant to the Merger Agreement is US$31.00 in cash, without interest and less any applicable withholding taxes. On July 13, 2015, the last full trading day prior to the date of the public announcement of the Partial Tender Offer (as defined below), the closing price per Share on the NYSE was US$23.73. On July 30, the last full trading day prior to the public announcement of the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal (each as defined in the section of this proxy statement entitled “Proposal 1 – Background of the Merger”), the closing price per Share on the NYSE was US$24.87. On August 7, 2015, the last full trading day prior to the date of the public announcement that Avolon and Parent had entered into the Exclusivity Agreement (as defined in the section of this proxy statement entitled “Proposal 1 – Background of the Merger”), the closing price per Share on the NYSE was US$28.76. On September 3, 2015, the last full trading day prior to the date of the public announcement that Avolon had entered into the Merger Agreement with Parent and Merger Sub, the closing price per Share on the NYSE was US$28.68. On September 24, the last full trading day prior to the date of this proxy statement, the closing price per Share on the NYSE was US$30.35.

Please see “Market Price of Shares and Dividend Information” beginning on page 74 for information regarding the current and historical trading price of the Shares.

Q:	Where and when is the extraordinary general meeting?

A:	The extraordinary general meeting will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland at 8:30 a.m. Dublin time on October 21, 2015.

Q:	Are all shareholders of the Company as of the record date entitled to vote at the extraordinary general meeting?

A:	Yes. All shareholders who own Shares at the close of business on September 25, 2015, the record date for the extraordinary general meeting, will be entitled to receive notice of the extraordinary general meeting and to vote (in person or by proxy) the Shares that they hold on that date at the extraordinary general meeting, or any adjournments of the extraordinary general meeting.

Q:	What matters am I being asked to vote on at the extraordinary general meeting?

A:	You are being asked to vote:

•	“FOR” or “AGAINST” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	“FOR” or “AGAINST” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date;

•	“FOR” or “AGAINST” the amendment of the Company’s authorized share capital on the Effective Date; and

•	“FOR” or “AGAINST” the adjournment of the extraordinary general meeting if determined necessary by the chairman in certain circumstances.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger?

A:	For us to complete the Merger, the holders of two-thirds or more of the Shares at the close of business on the record date which are entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting must vote “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, with each Share having a single vote. A failure to attend the extraordinary general meeting and vote your Shares or failure to submit a proxy or a broker non-vote, will not be counted as votes “FOR” or “AGAINST” the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger and will therefore have no effect on the outcome of any vote in respect thereof. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as votes “FOR” or “AGAINST” the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger and will therefore have no effect on the outcome of any vote in respect thereof.

Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, pursuant to the Voting Agreement. The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015. However, your vote is still important to us nevertheless and we encourage you to send us your signed proxy card.

Q:	What vote of the Company’s shareholders is required to amend and restate the Company’s memorandum and articles of association on the Effective Date?

A:	For us to amend and restate our memorandum and articles of association on the Effective Date, the holders of two-thirds or more of the Shares at the close of business on the record date which are entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting must vote “FOR” the adoption of amended and restated memorandum and articles of association of the Company, with each Share having a single vote. A failure to attend the extraordinary general meeting and vote your Shares or failure to submit a proxy or a broker non-vote, will not be counted as votes “FOR” or “AGAINST” the proposal to amend and restate our memorandum and articles of association on the Effective Date and will therefore have no effect on the outcome of any vote in respect thereof. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as votes “FOR” or “AGAINST” the proposal to amend and restate the memorandum and articles of association of the Company on the Effective Date and will therefore have no effect on the outcome of any vote in respect thereof.

Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to vote in favor any matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to that certain Voting Agreement, dated as of September 3, 2015, by and among Parent, Merger Sub and certain of Avolon’s shareholders. The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015. However, your vote is still important to us nevertheless and we encourage you to send us your signed proxy card.

Q:	What vote of the Company’s shareholders is required to amend the Company’s authorized share capital on the Effective Date?

A:	Amendment of the Company’s authorized share capital on the Effective Date requires the affirmative vote of the holders of a majority of the Shares entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting. A failure to attend the extraordinary general meeting and vote your Shares or failure to submit a proxy or a broker non-vote, will not be counted as votes “FOR” or “AGAINST” the proposal to amend the Company’s authorized share capital and will therefore have no effect on the outcome of any vote in respect thereof. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as votes “FOR” or “AGAINST” the proposal to amend the Company’s authorized share capital and will therefore have no effect on the outcome of any vote in respect thereof.

Holders of 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to vote in favor any matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to that certain Voting Agreement, dated as of September 3, 2015, by and among Parent, Merger Sub and certain of Avolon’s shareholders. The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015. However, your vote is still important to us nevertheless and we encourage you to send us your signed proxy card.

Q:	What vote of the Company’s shareholders is required to adjourn the extraordinary general meeting?

A:	Approval of the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman under certain circumstances requires the affirmative vote of the holders of a majority of the Shares entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting. A failure to attend the extraordinary general meeting and vote your Shares or failure to submit a proxy or a broker non-vote, will not be counted as votes “FOR” or “AGAINST” the proposal to adjourn the extraordinary general meeting and will therefore have no effect on the outcome of any vote in respect thereof. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as votes “FOR” or “AGAINST” the proposal to adjourn the extraordinary general meeting and will therefore have no effect on the outcome of any vote in respect thereof.

Q:	What constitutes a quorum at the extraordinary general meeting?

A:

The presence at the extraordinary general meeting in person or by proxy of the holders of a majority of the issued and outstanding Shares entitled to vote at the extraordinary general meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the extraordinary general meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not affect the outcome of the vote regarding the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, the amendment of the Company’s share capital on the Effective Date or the proposal to adjourn the extraordinary general meeting if determined necessary by the chairman under certain circumstances.

The Company believes that there will be a quorum present at the extraordinary general meeting since the Sponsors and certain other shareholders, who collectively own approximately 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting) have agreed to be present or cause all such Shares to be present at the extraordinary general meeting in person or by proxy pursuant to the Voting Agreement. The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015.

Q:	Does the board of directors recommend that the Company’s shareholders vote “FOR” the approval of the Merger Agreement?

A:	Yes. After careful consideration, the board of directors of the Company, by a unanimous vote, recommends that you vote:

•	“FOR” the special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger. You should read the section entitled “Proposal 1— Reasons for the Merger; Recommendation of Our Board of Directors” of this proxy statement for a discussion of the factors that our board of directors considered in deciding to recommend the approval of the Merger Agreement;

•	“FOR” the special resolution to, upon the Effective Date, amend and restate the Company’s memorandum and articles of association in the form attached to the Cayman Plan of Merger;

•	“FOR” the ordinary resolution to, upon the Effective Date, amend and decrease the authorized share capital of the Company from US$253,000 divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each to US$3,000 divided into 750,000,000 Shares of a par value of US$0.000004 each by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each; and

•	“FOR” the ordinary resolution to adjourn the extraordinary general meeting if determined necessary by the chairman in certain circumstances.

Q:	What effects will the proposed Merger have on the Company?

A:	Upon consummation of the proposed Merger, Merger Sub, an indirect wholly-owned subsidiary of Bohai, will merge with and into the Company. As a result of the Merger, the Company will cease to be a publicly-traded company and will become an indirect wholly-owned subsidiary of Bohai. You will receive the Merger Consideration (or Dissenters’ Rights) for your Shares and will no longer have any interest in the future earnings or growth, if any, of the Company. Following consummation of the Merger, the registration of Shares and our reporting obligations as a foreign private issuer with respect to Shares under the Securities Exchange Act of 1934 (referred to in this proxy statement as the “Exchange Act”) will be terminated upon application to the SEC. In addition, upon completion of the Merger, the Shares will no longer be listed or traded on any stock exchange, including the NYSE.

Q:	What happens if the Merger is not consummated?

A:	If the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, are not authorized and approved by shareholders or if the Merger is not completed for any other reason, shareholders will not receive any Merger Consideration or other payment for their Shares pursuant to the Merger Agreement nor will the holders of Company Options or Company RSUs receive payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company and the Shares will continue to be listed on the NYSE, provided that the Company continues to meet NYSE listing requirements. The Company will also remain subject to SEC reporting obligations as a foreign private issuer. Shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Shares.

Under specified circumstances in which the Merger Agreement is terminated, Bohai may be required to pay the Company a reverse termination fee or the Company may be required to pay Bohai a termination fee. Please see the section titled “Termination Fees” for additional information.

Q:	How do I vote my Shares without attending the general meeting?

A:	You may vote without attending the extraordinary general meeting by:

•	completing, signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope by mail; or

•	if your Shares are held by a broker, bank or other shareholder of record exercising fiduciary powers which holds securities of record in nominee name or otherwise (typically referred to as being held in “street name”), following the procedures provided by your broker, bank or other nominee.

Q:	How do I vote my Shares in person at the extraordinary general meeting?

A:	If you hold Shares in your name as a shareholder of record, you may attend the extraordinary general meeting and vote those Shares in person at the meeting by giving us a signed proxy card or ballot before voting is closed. If you decide to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the meeting, we recommend that you vote your Shares in advance as described above, so your vote will be counted if you later decide not to attend.

If you hold Shares in “street name” through a broker, bank or other shareholder of record exercising fiduciary powers that holds securities of record in nominee name or otherwise, you may vote those Shares in person at the meeting only if you obtain and bring with you a signed proxy from the necessary nominees giving you the right to vote the Shares. To do this, you should contact your broker, bank or other nominee.

Q:	If my Shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my Shares for me?

A:	Your broker, bank or other nominee will not be able to vote your Shares without instructions from you. You should instruct your broker, bank or other nominee to vote your Shares by following the procedure provided by your broker, bank or other nominee. Without instructions, your Shares will not be voted, which will have no effect on the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, the proposal to adopt new memorandum and articles of association of the Company on the Effective Date, the proposal to amend the Company’s authorized share capital on the Effective Date, or the proposal to adjourn the extraordinary general meeting if necessary as determined by the chairman under certain circumstances.

Q:	Can I revoke or change my vote?

A:	Yes. If you hold your Shares in your name as a shareholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the extraordinary general meeting by: (i) filing with the Secretary of the Company at The Oval, Building 1, Shelbourne Road, Ballsbridge Dublin 4, Ireland, a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or (ii) attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy. If you hold your Shares through a broker, bank or other nominee, follow the directions received from your broker, bank or other nominee to change or revoke your instructions.

Q:	What does it mean if I get more than one proxy card or vote instruction form?

A:	If your Shares are registered differently and are in more than one account, you may receive more than one proxy card or vote instruction form. Please complete, sign, date and return all of the proxy cards and vote instruction forms you receive regarding the extraordinary general meeting to ensure that all of your Shares are voted.

Q:	When should I send my proxy card?

A:	You should send your proxy card as soon as possible so that your Shares will be voted at the extraordinary general meeting.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes and other documents referred to or incorporated by reference herein, and to consider how the Transactions, including the Merger affect you as a shareholder. After you have done so, please vote as soon as possible.

Even if you plan to attend the extraordinary general meeting, after carefully reading and considering the information contained in this proxy statement, if you hold your Shares in your own name as the shareholder of record, please vote your Shares by completing, signing, dating and returning the enclosed proxy card. You can also attend the extraordinary general meeting and vote.

If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee. If your Shares are held in “street name” and you do not provide your broker, bank or other nominee with instructions, your Shares will not be voted but that will have no effect on the outcome of any vote to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, to adopt amended and restated memorandum and articles of association of the Company on the Effective Date, to amend the Company’s authorized share capital on the Effective Date or to adjourn the extraordinary general meeting if determined necessary by the chairman under specified circumstances.

Q:	Are Dissenters’ Rights available?

A:

Yes. As a holder of Shares, you are entitled to Dissenters’ Rights under the Cayman Companies Law if you properly demand and perfect your Dissenters’ Rights under Cayman Islands law, including giving a written objection to the Merger to the Company prior to the taking of the vote to authorize and approve the Merger at the extraordinary general meeting. Dissenters’ rights are available only to registered holders of Shares. If you wish to dissent and your Shares are held in “street name” through a broker, bank or other nominee (such as DTC), please contact them promptly to arrange for the Shares to be transferred to you as a holder of record. Under the Cayman Companies Law, only a holder of record can exercise dissenters’ rights (and dissenters’ rights can only be exercised in respect of all, and not part of, such holder’s Shares). For information regarding Dissenters’ Rights, please review carefully the section of this proxy statement entitled “Dissenting Shareholder Rights Under Cayman Companies Law.”

Q:	How do I seek appraisal?

A:	There is no appraisal under governing Cayman Islands law but there are Dissenters’ Rights available. For information regarding Dissenters’ Rights, please review carefully the section of this proxy statement entitled “Dissenting Shareholder Rights Under Cayman Companies Law.”

Q:	When do you expect the Merger to be completed?

A:	We anticipate that the Merger will be completed no later than the first quarter of 2016, assuming satisfaction or waiver of all of the conditions to the Merger. However, the Merger is subject to various conditions, and it is possible that factors outside the control of the Company and Bohai could result in the Merger being completed at a later time or not being completed at all.

Q:	Will a proxy solicitor be used?

A:	No. The Company does not plan to engage a proxy solicitor to assist in the solicitation of proxies.

Q:	Is the Merger expected to be taxable to me?

A:	The tax consequences of the Merger for you will depend upon your personal circumstances. You should consult your own tax advisor as to the particular tax consequences of the Merger to you.

The conversion of Shares for cash pursuant to the Merger Agreement will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders (as defined in “Proposal 1 — Material U.S. Federal Income Tax Considerations”) will therefore recognize taxable gain or loss on the exchange of Shares for cash in the Merger. See the section of this proxy statement entitled “Proposal 1 — Material U.S. Federal Income Tax Considerations” for a more detailed discussion of the U.S. federal income tax consequences of the Merger. You should also consult your own tax advisor as to the particular tax consequences of the Merger to you.

The cancellation and conversion of Shares for cash should be a disposal of the Shares for the purposes of Irish tax on chargeable gains. Irish residents or ordinarily resident shareholders may, subject to any available exemptions or reliefs, realize a chargeable gain or allowable loss for the purposes of Irish capital gains tax. See the section of the proxy statement entitled “Proposal 1— Material Irish Tax Considerations” for a more detailed discussion of the Irish tax consequences of the Merger.

Q:	What happens if I sell my Shares before the extraordinary general meeting?

A:	The record date of the extraordinary general meeting is earlier than the extraordinary general meeting and the date that the Merger is expected to be completed. If you transfer your Shares after the record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting, but will have transferred the right to receive US$31.00 per Share in cash, without interest and less any applicable withholding taxes, to be received by our shareholders in the Merger. In order to receive the US$31.00 per Share in cash, without interest and less any applicable withholding taxes, you must hold your Shares through completion of the Merger.

Q:	What are the interests of the Company’s directors or executive officers in the Merger?

A:	The Company’s directors or executive officers have certain interests in the Merger, including but not limited to:

•	Upon the completion of the Merger, executive officers and directors of the Company holding Shares will be entitled to receive US$31.00 per Share, less any applicable withholding taxes, for such Shares. We estimate that the total amount to be paid to directors and executive officers of the Company in connection with the Shares owned by them on the date of this proxy statement will be approximately US$65,722,480 (less any amounts required to be withheld or deducted with respect to the making of such payment under any applicable law).

•	Certain directors and executive officers hold Company Options to purchase Shares. At the Effective Time, each outstanding and unexercised Company Option to purchase Shares will be cancelled and converted in the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the product of (i) the excess, if any, of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such option, less any applicable withholding taxes. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with their Company Options will be approximately US$28,838,680 (less any amounts required to be withheld or deducted with respect to the making of such payment under any applicable law). For further information with respect to the Company Options held by our directors and executive officers, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

•	Certain directors hold Company RSUs. At the Effective Time, each Company RSU will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by US$31.00, less any applicable withholding taxes. We estimate that the total amount to be paid to the directors of the Company in connection with their Company RSUs will be approximately US$469,743 (less any amounts required to be withheld or deducted with respect to the making of such payment under any applicable law). For further information with respect to the Company RSUs held by our directors, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

•	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Corporation (as defined below) to former directors and officers of the Company pursuant to the Merger Agreement.

•	Indemnification from the Surviving Corporation for certain directors and executive officers in the event they suffer certain tax liabilities as a result of the consummation of the Merger up to an aggregate cap of US$20 million pursuant to a deed of indemnity.

•	Transaction bonuses for employees, including certain directors and officers that are not to exceed US$17.4 million in the aggregate, which include a bonus to be paid to Domhnal Slattery in the amount of US$13,824,872 and a bonus to be paid to John Higgins in the amount of US$1,849,696. Messrs. Slattery and Higgins serve as directors on our board.

•	Domhnal Slattery and John Higgins will serve as directors on the Surviving Corporation after the Merger and the officers of the Company will remain officers of the Surviving Corporation after the Merger along with Jin Chuan and Wang Hao, who are directors of Parent.

•	The expected continuation of service of the executive officers of the Company (including Messrs. Slattery and Higgins) with the Surviving Corporation in positions which are substantially similar to their current positions and with salary and bonus terms which are substantially similar to their current salary and bonus terms.

Please see “Interests of Certain Persons in the Merger” beginning on page 46 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	Who can help answer my other questions?

A:	If you have any questions or need assistance in voting your Shares, you can contact Investor Relations, Avolon Holdings Limited by phone at +353 1 231 5800, by e-mail at ir@avolon.aero or by accessing Avolon’s investor relations website at http://investors.avolon.aero/.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement, and the documents to which we refer you in this proxy statement, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include, among others, information concerning the possible or assumed future results of operations of the Company, the expected completion and timing of the Merger and other information relating to the Merger. There are forward-looking statements throughout this proxy statement, including, without limitation, under the headings “Proxy Statement Summary,” “Questions and Answers about the Extraordinary General Meeting and the Merger,” “Proposal 1: Approval of the Merger Agreement and the Cayman Plan of Merger” and “Proposal 1: Approval of the Merger Agreement and the Cayman Plan of Merger — Governmental and Regulatory Approvals.” These forward-looking statements include declarations regarding our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “might,” “should,” “could,” “would,” “intend,” “consider,” “expect,” “foresee,” “plan,” “anticipate,” “believe,” “estimate,” “predict” or “continue” or the negative of such terms or other comparable terminology. Such statements are not guarantees of future performance as they are subject to certain assumptions, inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, the following:

•	the ability to close the Merger on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, certain of which are outside of the parties’ control, including but not limited to, the parties obtaining certain governmental approvals;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the debt financing, if any, that Parent may obtain for the Merger;

•	the outcome of any legal proceeding that has been or may be instituted against Avolon and others relating to the Merger Agreement;

•	the ability of the Company to pursue alternative transactions to the Merger; and

•	other risks detailed in our current filings with the SEC, including our most recent filings on Forms 20-F and 6-K. See the section of this proxy statement entitled “Where You Can Find More Information.”

All forward-looking statements contained in this proxy statement are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those risks specific to our business detailed within this report and our other reports and filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Annual Report”) filed with the SEC. Except as required by applicable law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the risk factors described under the heading “Risk Factors” within our 2014 Annual Report. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of the new risk factors on our business or the extent to which any factor or combination of factors may cause actual results or outcomes to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement might not occur.

THE PARTIES TO THE MERGER

Avolon Holdings Limited

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

+(353) (1) 231-5800

Avolon Holdings Limited (NYSE: AVOL) (“Avolon” or the “Company”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Avolon is an international aircraft leasing company, headquartered in Ireland, with regional offices in China, Dubai, Singapore and the United States. Avolon provides aircraft leasing and lease management services. On June 30, 2015, Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries. Avolon’s principal executive offices are located in Dublin, Ireland.

For more information about us, reference is made to the reports and other information the Company files with the SEC, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which is incorporated by reference. Please also visit our website www.avolon.aero. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. See also the section of this proxy statement entitled “Where You Can Find More Information.”

Bohai Leasing Co., Ltd.

Bohai Leasing Co., Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

86-10-5758-3682

Bohai Leasing Co., Ltd. (SZSE: 000415) (“Bohai” or “Parent”) is a limited company under the laws of the People’s Republic of China. Bohai is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China’s A-share market. Bohai has aviation, ship container, commercial property, infrastructure and high-end machinery leasing businesses and is an indirect majority controlled subsidiary of the HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“HNA Group”).

Mariner Acquisition, Ltd.

Bohai Leasing Co., Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

86-10-5758-3682

Mariner Acquisition, Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands and is an indirect wholly-owned subsidiary of Parent. It was formed solely for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement, and it has not engaged in any other business.

THE EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting to be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland at 8:30 a.m. Dublin time on October 21, 2015, or at any postponement or adjournment thereof. The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon (a) the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (b) the proposal to adopt new memorandum and articles of association of the Company on the Effective Date, (c) the proposal to amend the Company’s authorized share capital on the Effective Date and (d) the proposal to adjourn the extraordinary general meeting for up to 45 days if determined necessary by the chairman under the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction that constitutes or would reasonably be expected to result in a Superior Proposal and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of Shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting.

Holders of two-thirds or more of the Shares entitled to vote on the matter and present and voting in person or by proxy at the close of business on the record date must vote to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, in order for the Merger to occur. A copy of the Merger Agreement is attached as Annex A to this proxy statement and the Cayman Plan of Merger attached thereto as Annex A.

Board of Directors Recommendation

After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and determined that entering into the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Avolon and Avolon’s shareholders. Accordingly, our board of directors recommends that you vote “FOR” the special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the special resolution to adopt amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the ordinary resolution to amend the Company’s authorized share capital on the Effective Date and “FOR” the ordinary resolution to adjourn the extraordinary general meeting if necessary as determined by the chairman under the circumstances described in “Date, Time, Place and Purpose of the Extraordinary General Meeting” above. For a discussion of the material factors considered by our board of directors in reaching its conclusions, see the section of this proxy statement entitled “Proposal 1 — Reasons for the Merger; Recommendation of Our Board of Directors.”

Record Date and Quorum

We have fixed the close of business on September 25, 2015 as the record date for the extraordinary general meeting, and only holders of record of Shares on the record date are entitled to vote at the extraordinary general meeting. As of the close of business on the record date for the extraordinary general meeting, there were

82,428,607 Shares in issue entitled to be voted at the extraordinary general meeting. Each Share issued and outstanding on the record date entitles its holder to one vote on all matters properly coming before the extraordinary general meeting.

The presence at the extraordinary general meeting in person or by proxy of the holders of a majority of Shares entitled to vote at the extraordinary general meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the general meeting. Shares represented at the extraordinary general meeting but not voted, including Shares for which we have received proxies indicating that the submitting shareholders have abstained and broker non-votes will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the transaction of all business but will not be counted as votes “FOR” or “AGAINST” the proposals at the extraordinary general meeting and will therefore have no effect on the outcome of any votes in respect thereof. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the Shares, and no instructions are given.

Vote Required for Approval

The approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date require the affirmative vote (in person or by proxy) of the holders of two-thirds or more of the Shares entitled to vote on the matter and present and voting in person or by proxy at the extraordinary general meeting at the close of business on the record date. For the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and the proposal to adopt amended and restated memorandum and articles of association of the Company on the Effective Date, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions will not be counted as votes cast or Shares voting on the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, or the proposal to adopt amended and restated memorandum and articles of association of the Company on the Effective Date, but will count for the purpose of determining whether a quorum is present.

Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not otherwise affect the outcome of the vote regarding the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, or the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date.

Approval of any proposal to amend the authorized share capital of the Company on the Effective Date or to adjourn the extraordinary general meeting if determined necessary by the chairman under certain circumstances, as described in “Date, Time, Place and Purpose of the Extraordinary General Meeting” requires the affirmative vote of the holders of a majority of Shares entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting. A failure to vote your Shares or a broker non-vote will otherwise have no effect on the outcome of any vote to amend the Company’s authorized share capital on the Effective Date or to adjourn the extraordinary general meeting if determined necessary by the chairman. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the extraordinary general meeting for purposes of determining whether a quorum is present but will not be counted as votes “FOR” or “AGAINST” the proposals to amend the Company’s authorized share capital on the Effective Date or to adjourn the extraordinary general meeting if necessary as determined by the chairman and will therefore have no effect on the outcome of any vote in respect thereof.

As of September 25, 2015, the record date for the extraordinary general meeting, our current directors and executive officers beneficially owned, and had the right to vote, in the aggregate, 2,120,080 Shares, which represented approximately 2.57% of the outstanding Shares. All of our current directors and executive officers have informed us that they intend to vote all of their Shares “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the amendment of the Company’s authorized share capital on the Effective Date and “FOR” the adjournment of the extraordinary general meeting if determined necessary by the chairman, for the purposes described in “Date, Time, Place and Purpose of the Extraordinary General Meeting.”

As of September 25, 2015, the record date for the extraordinary general meeting, the Sponsors and certain other shareholders party to the Voting Agreement beneficially owned and were entitled to vote, in the aggregate, approximately 64,330,591 Shares, which represented approximately 78% of the total outstanding Shares. The Sponsors and such shareholders have agreed to vote all of their Shares “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, pursuant to the Voting Agreement, and “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date and “FOR” the amendment of the Company’s authorized share capital on the Effective Date, as matters necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to the Voting Agreement.

Proxies and Revocation

In order for your Shares to be included in the vote, if you are a shareholder of record, you must either have your Shares voted by returning the enclosed proxy card or vote in person at the extraordinary general meeting.

Record holders may vote or cause their Shares to be voted by proxy using one of the following methods:

•	completing, signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope by mail; or

•	appearing at the extraordinary general meeting and voting in person.

If no instructions are indicated on your signed proxy card, your Shares will be voted “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the amendment of the Company’s authorized share capital on the Effective Date and “FOR” adjournment of the extraordinary general meeting if determined necessary by the chairman, for the purposes described in “Date, Time, Place and Purpose of the Extraordinary General Meeting.”

If your Shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your Shares using the instructions provided by your broker, bank or other nominee.

WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING REPLY ENVELOPE. SHAREHOLDERS WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON.

If you submit a proxy by returning a signed proxy card by mail, your Shares will be voted at the extraordinary general meeting as you indicate on your proxy card or by such other method. If you sign your proxy card without indicating your vote, your Shares will be voted “FOR” the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, “FOR” the adoption of amended and restated memorandum and articles of association of the Company on the Effective Date, “FOR” the amendment of the Company’s authorized share capital on the Effective Date and “FOR” the adjournment of the extraordinary general meeting if determined necessary by the chairman, for the purposes described in “Date, Time, Place and Purpose of the Extraordinary General Meeting.”

If you abstain, your Shares will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the transaction of business; however, your Shares will not be counted as votes cast or Shares voting on the proposals.

If your Shares are held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your Shares voted. If you do not instruct your broker, bank or other nominee to vote your Shares, broker non-votes will otherwise have no effect on the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

Proxies received at any time before the extraordinary general meeting, and not revoked or superseded before being voted, will be voted at the extraordinary general meeting. If you hold your Shares in your name as a shareholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the extraordinary general meeting by:

•	filing with the Secretary of the Company at The Oval, Building 1, Shelbourne Road, Ballsbridge Dublin 4, Ireland a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or

•	attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy.

If you hold your Shares through a broker, bank or other nominee, you have the right to change or revoke your proxy at any time before the vote taken at the extraordinary general meeting by following the directions received from your broker, bank or other nominee to change or revoke those instructions.

Adjournments

Although it is not currently expected, the extraordinary general meeting may be adjourned for up to 45 days if necessary as determined by the chairman, including in the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction that constitutes or would reasonably be expected to result in a Superior Proposal and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of Shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting. Any adjournment may be made without notice, other than by an announcement made at the extraordinary general meeting of the time, date and place of the adjourned meeting; provided that if the adjournment is for more than 30 days, notice of the adjourned meeting in accordance with the Amended and Restated Memorandum and Articles of Association of the Company (referred to in this proxy statement as the “Articles”) will be given to each shareholder of record entitled to notice of and to vote at the meeting. Holders of a majority of Shares entitled to vote on the matter and present and voting in person or represented by proxy at the extraordinary general meeting may adjourn the extraordinary general meeting. Any signed proxies received by us in which no voting instructions are provided on the matter will be voted “FOR” an adjournment of the extraordinary general meeting, if necessary as determined by the chairman, for the purposes described in “Date, Time, Place and Purpose of the Extraordinary General Meeting.” Any adjournment of the extraordinary general meeting for the purpose of soliciting additional proxies will allow our shareholders who have already sent in their proxies to revoke them at any time prior to their use at the extraordinary general meeting as adjourned.

Rights of Shareholders Who Dissent From the Merger

Shareholders are entitled to Dissenters’ Rights under Cayman Islands law in connection with the Merger, instead of accepting the per Share Merger Consideration. This means that you are entitled to be paid the fair value of your Shares as ultimately determined by the Grand Court of the Cayman Islands in a judicial proceeding in accordance with Cayman Islands law and to receive payment based on that determination. The ultimate amount you receive as a dissenting shareholder in such dissenting shareholder proceeding may be more than, the same as or less than the amount you would have received under the Merger Agreement.

To perfect your Dissenters’ Rights, you must follow the procedures specified under Cayman Islands law, including submitting a written objection to the Merger to us before the vote is taken on the Merger Agreement and the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the extraordinary general meeting. Your failure to follow exactly the procedures specified under Cayman Islands law will result in the loss of your Dissenters’ Rights. See the section of this proxy statement entitled “Dissenting Shareholder Rights Under Cayman Companies Law” and the text of the Cayman Islands law dissenting rights statute, Section 238 of the Cayman Companies Law, reproduced in its entirety as Annex E to this proxy statement. This proxy statement constitutes our notice to our shareholders of the availability of Dissenters’ Rights in connection with the Merger. If you do not perfect your Dissenters’ Rights, your Shares will be cancelled and converted into the right to receive US$31.00 in cash without interest, less any applicable withholding taxes at the consummation of the Merger.

Questions and Additional Information

If you have more questions about the Merger, need assistance in submitting your proxy or voting your Shares, or need additional copies of the proxy statement or the enclosed proxy card, you should contact the Company’s Investor Relations by phone at +353 1 231 5800, by e-mail at ir@avolon.aero or by accessing Avolon’s investor relations website at http://investors.avolon.aero/.

PROPOSAL 1

APPROVAL OF THE MERGER AGREEMENT, THE CAYMAN PLAN OF MERGER AND THE TRANSACTIONS

Background of the Merger

In March 2014, the Company engaged J.P. Morgan (“JPM”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) as financial advisors to review strategic options that included the full sale of the business or a potential public offering. JPM and Morgan Stanley reached out to a number of potential buyers for the business over the course of 2014, including Company A (as defined below). The Company and its then-current owners ultimately decided to pursue a public offering and in December 2014 the Company’s Shares began trading on the NYSE.

During the first quarter of 2015, Bravia Capital Partners, Inc. (“Bravia”) approached JPM on behalf of Parent regarding Parent’s potential interest in an investment in an aircraft leasing company. JPM and Bravia had an exploratory discussion regarding a potential minority investment of Parent in the Company. Following such discussion, on April 16, 2015, Domhnal Slattery, the Company’s Chief Executive Officer, met with Adam Tan, Vice Chairman of HNA Group in New York to discuss such potential minority investment by Parent in the Company. At this meeting, in addition to possible terms and conditions upon which such an investment would be made, Messrs. Tan and Slattery discussed how an investment by Parent in the Company could help the Company strengthen its relationships in the Chinese aviation market while allowing Parent to more rapidly expand its exposure to the global aircraft leasing sector.

In connection with the parties’ exploration of a potential transaction, Parent retained Bravia as its financial advisor and Sidley Austin LLP (“Sidley”) as its legal advisor, and the Company retained JPM as its financial advisor and Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor. On April 29, 2015 and May 11, 2015, Avolon Aerospace Leasing Limited, an indirect wholly-owned subsidiary of the Company (“Avolon Aerospace”), entered into mutual confidentiality agreements with Bravia Capital Hong Kong Limited, an affiliate of Bravia (“Bravia Hong Kong”), and HNA Group (International) Company Limited, an affiliate of Parent (“HNA International”), respectively (the “Confidentiality Agreements”), to facilitate the exchange of information relating to a potential transaction or transactions between the parties or their affiliates. The Confidentiality Agreements provided that Bravia Hong Kong and HNA International, and their respective affiliates and representatives, would not, without the prior consent of the Company, acquire any securities of the Company and its subsidiaries while in possession of material non-public information concerning the Company and its subsidiaries, and in any event for a period of 12 months after the date of their respective Confidentiality Agreement.

From April 30, 2015 through May 10, 2015, the parties explored a number of possible structures for the potential minority investment by Parent in the Company and held a series of discussions relating thereto. On May 11, 2015, the Company sent an initial draft of a non-binding term sheet to Parent pursuant to which, among other things, Parent would purchase 20% of the Company’s Shares from existing shareholders through a tender offer.

From May 11, 2015 through June 21, 2015, the Company and Parent and their respective financial and legal advisors engaged in a series of negotiations of deal terms, including the structure of Parent’s investment, Parent’s standstill obligations following the investment, Parent’s rights to representation on the Company’s board of directors and other limited governance rights that would be granted to Parent following the investment, the limitations on Parent’s ability to transfer Shares and the extent to which Parent would be required to support certain acquisition transactions involving the Company. Such rights and obligations were to be set forth in an amended and restated shareholders agreement, amending and restating the Shareholders’ Agreement, dated December 17, 2014, among the Sponsors, the Company and the other parties thereto (the “Existing Shareholders’ Agreement”), which would be entered into upon the consummation of the investment. The Existing Shareholders’ Agreement is attached as an Exhibit to the Company’s annual report filed on Form 20-F for the fiscal year ended December 31, 2014. During this time, the Weil and Sidley exchanged multiple drafts of a non-binding term sheet.

At that same time, the Company, Parent, Bravia and HNA Group discussed the terms and conditions on which a subsidiary of the Company could enter into a sale and leaseback transaction in respect of 5 Boeing 787-9 aircraft (the “Sale Leaseback Transaction”) with Hainan Airlines, an airline affiliated with HNA Group. On June 12, 2015, the Company sent a draft letter of intent (the “Sale Leaseback LOI”) to Bravia and Hainan Airlines. From June 15, 2015 through June 24, 2015, members of the Company’s management team engaged with Hal Hayward of Bravia, in his capacity as a representative of Hainan Airlines, to review and comment on the Sale Leaseback LOI.

On June 22, 2015, the Company’s board of directors approved the then current draft of the non-binding term sheet. On June 22, 2015, the Company and Parent executed a non-binding term sheet (the “Tender Offer Term Sheet”), which set forth the principal structure of the tender offer (the “Partial Tender Offer”), including the per Share price of US$26.00 per Share. The Tender Offer Term Sheet remained subject to the drafting and negotiation of definitive agreements and board approval, except that the Company granted Parent a period of negotiating exclusivity until July 13, 2015. However, such binding exclusivity obligation contained exceptions for unsolicited offers to acquire majority control of the Company and unsolicited offers for the Company to be acquired by or merged with a strategic investor engaged in the same or similar line of business as the Company.

On June 26, 2015, members of the Company’s management team met with representatives of Bravia and Hainan Airlines regarding the Sale Leaseback LOI. The majority of the commercial terms of the Sale Leaseback Transaction were agreed at this meeting. From June 27, 2015 through July 3, 2015, there were further discussions between members of the Company’s management team and representatives of Bravia and Hainan Airlines regarding the Sale Leaseback Transaction and on July 4, 2015 the parties finalized the Sale Leaseback LOI.

On June 29, 2015, Weil sent to Sidley, Parent and its financial and legal advisors, initial drafts of the definitive documentation related to the Partial Tender Offer, which was to be commenced by a newly formed wholly-owned indirect subsidiary of Parent (“Offeror”).

During the weeks of June 29, 2015 and July 6, 2015, the Company and its advisors, Parent and its advisors and certain of the Sponsors and their advisors exchanged multiple drafts of the transaction documents related to the Partial Tender Offer, including drafts of the form of an Amended and Restated Shareholders’ Agreement to be entered into upon the consummation of the Partial Tender Offer (the “A&R Shareholders’ Agreement”). A number of calls occurred wherein the parties negotiated the terms of transaction documents and discussed various issues. During these negotiations, the parties agreed that Offeror would pay US$25 million (the “Tender Offer Deposit”) into escrow shortly after the execution of definitive documentation with respect to the Partial Tender Offer as a deposit in respect of Parent’s obligations and that the Company would be entitled to receive the Tender Offer Deposit in certain circumstances if the Partial Tender Offer was not consummated.

On July 5, 2015, the Company provided drafts of the definitive purchase, lease and ancillary documentation related to the Sale Leaseback Transaction (the “Sale Leaseback Documentation”) to Bravia and Hainan Airlines. From July 7, 2015 through July 9, 2015, Tom Gathercole, Lucas Mollan, Edna Swan and Susan Guo representing the Company and Jason Gao of Bravia, Qi Nang, Zhao Yyong and Zhai Weimin of HNA Group met in Beijing to review the draft Sale Leaseback Documentation. Several rounds of discussion took place and a number of revised drafts of the Sale Leaseback Documentation were exchanged. The meetings adjourned on July 9, 2015 with the Sale Leaseback Documentation agreed to be in substantially final form, subject to approvals by the Company’s and Parent’s boards of directors and with the exception of a small number of specific open issues.

On July 6, 2015, Mr. Slattery, Denis Nayden, the chairman of the Company’s board of directors, and representatives of Morgan Stanley received an unsolicited written non-binding indicative offer letter from an investment bank representing a strategic bidder (“Company A”) for the potential acquisition of 100% of the outstanding Shares at a per Share price of US$28.00 (the “First Company A Acquisition Proposal”). The First Company A Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and contained a number of conditions, including obtaining certain required shareholder and regulatory approvals. Company A was not subject to any standstill agreement with the Company. The Company’s board of directors held conference calls on July 7, 2015 and July 10, 2015 to discuss, among other things, the First Company A Acquisition Proposal. In connection with the First Company A Acquisition Proposal, the Company engaged Morgan Stanley as a financial advisor.

On July 10, 2015, the Company’s board of directors held a telephonic meeting attended by JPM, Morgan Stanley and Weil, at which the Company’s board of directors unanimously (i) approved the definitive documents related to the Partial Tender Offer negotiated among the parties and the transactions contemplated thereby, including the Partial Tender Offer, (ii) determined to reject the First Company A Acquisition Proposal for a number of reasons, including that the proposed purchase price of US$28.00 per Share in such a change of control transaction was inadequate in light of the Company’s short and long term business prospects, (iii) approved sending Company A a notice rejecting the First Company A Acquisition Proposal prior to a public announcement regarding the Partial Tender Offer and (iv) approved the Sale Leaseback Transaction.

From July 10, 2015 through July 13, 2015 the final outstanding issues in the Sale Leaseback Documentation were resolved. On July 14, 2015 (China time and Dublin time), the Company’s subsidiary Avolon Aerospace and Hainan Airlines entered into the Sale Leaseback Documentation.

On July 13, 2015, Parent’s board of directors unanimously approved the definitive documents related to the Partial Tender Offer negotiated among the parties and the transactions contemplated thereby, including the Partial Tender Offer. Also on July 13, 2015, the Company, at the direction of its board of directors, sent Company A a notice rejecting the First Company A Acquisition Proposal on July 13, 2015.

On July 14, 2015, following the approvals described above, the Company, Parent, Offeror, the Sponsors and certain of Parent’s shareholders representing approximately 53.04% of Parent’s outstanding shares, as applicable, executed (i) the Investment and Tender Offer Agreement (the “Investment and Tender Offer Agreement”), by and among Offeror, Parent and the Company, (ii) the Agreement to Tender, by and among Offeror and the Sponsors and certain other shareholders of the Company and (iii) the Voting Agreement, by and among the Company and certain of Parent’s shareholders representing approximately 53.04% of Parent’s outstanding shares (collectively, the “Tender Offer Documents”) and the Company and Parent issued a joint press release announcing the execution of such documents. The agreed form of A&R Shareholders Agreement was an exhibit to the Investment and Tender Offer Agreement. On July 15, 2015, the Company furnished to the SEC under cover of Form 6-K the Tender Offer Documents.

Pursuant to the terms of the Investment and Tender Offer Agreement, the Company was required to notify Parent if it received a bona fide written proposal or offer made by any third party for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any person of all or substantially all of the assets of the Company on a consolidated basis, (iii) the acquisition by any person of more than 5% of the outstanding Shares, or (iv) any proposal by any person to acquire, to be acquired by, merge with any person, or otherwise engage in a business combination transaction with any person (or series of transactions) with the Company or any of its subsidiaries (an “Alternative Proposal”). The Investment and Tender Offer Agreement further provided that the Company could engage in discussions with, and provide non-public information to, any third party who made an Alternative Proposal only if such Alternative Proposal involved or could reasonably be expected to result in (i) a merger or other business combination involving any third party obtaining control of the Company, (ii) an acquisition of substantially all the Company’s assets, (iii) an acquisition of more than 50% of the Company’s Shares or (iv) a transaction involving a merger or share exchange between the Company and a third party engaged in a similar line of business whereby the shareholders of such third party involved in such transaction receive at least 30% of the shares of the surviving entity in such transaction (a “Qualifying Proposal”). Under the terms of the Investment and Tender Offer Agreement, the Company had the right to terminate the Partial Tender Offer if it received a Qualifying Proposal, provided that the Company paid Offeror a fee of US$8 million promptly following such termination.

On July 17, 2015, the Company received a new unsolicited written non-binding indicative offer letter from Company A for the potential acquisition of 100% of the outstanding Shares at a per Share price of US$30.00 (the “Second Company A Acquisition Proposal”). The Second Company A Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and was subject to a number of conditions, including obtaining shareholder and regulatory approvals. On July 19, 2015, the Company’s board of directors determined that the Second Company A Acquisition Proposal constituted a Qualifying Proposal.

On July 19, 2015, in connection with the Second Company A Acquisition Proposal, the Company’s board of directors formed a negotiating committee to oversee negotiations in respect of a potential acquisition of 100% of the Shares (the “Negotiating Committee”). The Negotiating Committee consisted of Gary Perlin, Peter Rutland, Caspar Berendsen and Douglas Kaden.

On July 20, 2015, as required by the Investment and Tender Offer Agreement and in response to the Second Company A Acquisition Proposal, the Company sent Offeror a notice that it had received an Alternative Proposal and that the Company’s board of directors had determined that it constituted a Qualifying Proposal.

On July 22, 2015, the Company, Offeror and Citibank, N.A., as escrow agent, executed an escrow agreement related to the Tender Offer Deposit (the “Escrow Agreement”), and Offeror delivered the Tender Offer Deposit to the escrow agent.

On July 23, 2015, Mr. Tan contacted Mr. Slattery regarding Parent’s desire to make an all cash offer for 100% of the Company. From July 23, 2015 through July 28, 2015, members of the Company’s management team and the Company’s financial advisors and members of Parent and HNA Group’s management team and Parent’s financial advisors discussed Parent’s desire to submit a formal non-binding proposal to the Company to acquire 100% of the outstanding Shares.

On July 25, 2015, the Company, at the direction of its board of directors, provided draft term sheets (the “Acquisition Term Sheet”) to each of Company A and Parent with respect to the potential acquisition of 100% of the outstanding Shares. Each of Company A and Parent were instructed that the Company’s board of directors had a regularly scheduled meeting on July 29, 2015 and requested that each of Company A and Parent provide a mark-up of the Acquisition Term Sheet to reflect the terms of its proposal to acquire 100% of the outstanding Shares.

On July 27, 2015, Hainan Airlines’ board of directors approved the Sale Leaseback Transaction subject to the consummation of the Partial Tender Offer.

On July 28, 2015, Company A sent the Company its comments to the draft Acquisition Term Sheet and re-affirmed its proposed purchase price of US$30.00 per Share, a US$125 million reverse termination fee payable by Company A under certain circumstances if the proposed transaction did not close and a US$80 million termination fee payable by the Company under certain circumstances if the proposed transaction did not close (the “Revised Second Company A Acquisition Proposal”). On July 29, 2015, Parent sent the Company its comments to the draft Acquisition Term Sheet, which included a per Share purchase price of US$31.00, a US$250 million reverse termination fee payable by Parent under certain circumstances if the proposed transaction did not close, which would be placed into escrow promptly following the execution of definitive transaction documents and a US$100 million termination fee payable by the Company under certain circumstances if the proposed transaction did not close (the “Parent Acquisition Proposal”). Each of the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal was subject to completion of due diligence prior to entry into definitive documentation and were non-binding indicative offers, subject to a number of conditions including obtaining certain required shareholder and regulatory approvals.

On July 29, 2015, the Company’s board of directors held a regularly scheduled in person meeting in Dublin, Ireland, which was attended by JPM and Morgan Stanley, the Company’s financial advisors, and Weil, the

Company’s legal advisor, and where it discussed, among other topics, the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal. In consultation with its financial and legal advisors, the Company’s board of directors evaluated terms of the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal and considered, among other things, price, conditionality, timing and certainty of signing and closing a transaction.

At the July 29, 2015 meeting, the Company’s board of directors made no decision to accept or reject either the Revised Second Company A Acquisition Proposal or the Parent Acquisition Proposal. The Company’s board of directors authorized its management team, its financial advisors and its legal advisors, to continue negotiations with Company A and Parent regarding the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal, respectively.

On July 30, 2015, an extraordinary shareholders meeting of Parent was held to approve the Tender Offer Documents that required shareholder approval and the transactions contemplated thereby, including the Partial Tender Offer. At this meeting, such Tender Offer Documents and the transactions contemplated thereby, including the Partial Tender Offer, were approved by Parent’s shareholders.

On July 31, 2015, pursuant to the Tender Offer Documents, Offeror commenced the Partial Tender Offer. Also on July 31, 2015, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Partial Tender Offer (the “Schedule 14D-9”), which included disclosure regarding the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal.

Between July 31, 2015 and August 10, 2015, the Company’s management team and legal and financial advisors continued to engage in conversations with both Parent and Company A regarding the Parent Acquisition Proposal and the Revised Second Company A Acquisition Proposal, respectively. In addition, Weil and Sidley exchanged several drafts of the draft Acquisition Term Sheet. During the course of such discussions, Parent requested on multiple occasions for the Company to agree to negotiate exclusively with Parent regarding the Parent Acquisition Proposal. During this time Company A did not make any material improvements on the Revised Second Company A Acquisition Proposal, including with respect to its proposed per Share purchase price, which remained US$30.00, or the proposed reverse termination fee, which remained US$125 million.

On August 3, 2015, the Company’s board of directors held a conference call, which was attended by JPM, Morgan Stanley and Weil. JPM and Morgan Stanley updated the Company’s board of directors on the status of discussions with Parent and Company A regarding the Parent Acquisition Proposal and the Revised Second Company A Acquisition Proposal, respectively. Since July 31, 2015, as indicated in drafts of the Acquisition Term Sheet, Parent had improved its proposal to include an increased per Share purchase price to US$32.00 and an undertaking to obtain the Guarantee (“Revised Parent Acquisition Proposal”). Parent continued to request the right to negotiate exclusively with the Company and proposed placing additional funds into escrow if the Company granted exclusivity.

On August 6, 2015, the Company, at the direction of its board of directors, provided Parent access to a virtual data room so that Parent could commence its due diligence. In furtherance of Parent’s due diligence efforts, the Company and Parent entered into clean room non-disclosure agreements which limited access to certain information to external legal and/or financial advisors of Parent, as applicable.

On August 9, 2015, the Company’s board of directors held a conference call that was attended by JPM, Morgan Stanley and Weil to discuss the Revised Parent Acquisition Proposal and Parent’s request for exclusivity. The Company’s board of directors considered the benefits of negotiating exclusively with Parent until September 7, 2015, including, among other considerations, that (i) Parent agreed to place US$75 million into escrow to which the Company would be entitled if at the of the exclusivity period the Company was willing to sign definitive documentation in accordance with the latest draft of the Acquisition Term Sheet and Parent was unwilling or unable to do so, (ii) Parent was willing to extend the expiration date of the Partial Tender Offer to September 18,

2015 and would close the Partial Tender Offer if Parent and the Company did not enter into definitive documentation with respect to an acquisition of 100% of the Company, (iii) Parent was willing to agree to further extend the expiration date of the Partial Tender Offer at the Company’s request to a date not less than five (5) and not more than thirty (30) business days after September 18, 2015, such that if a definitive agreement with respect to a control transaction was not entered into with Parent during the exclusivity period, the Company could further extend the expiration date of the Partial Tender Offer to allow additional time for Company A or any other potential bidder to make an unsolicited offer, (iv) the Company would continue to have the right to terminate the Partial Tender Offer if it received a Qualifying Proposal, however, the termination fee would be increased from US$8 million to US$16 million and (v) Company A had repeatedly indicated to members of the Company’s management team, JPM and Morgan Stanley that it was unwilling to agree to a price above US$30.00 per Share. After careful deliberation of the positive and negative aspects of granting Parent exclusivity, at the end of the meeting, the Company’s board of directors determined that it was in the best interests of the Company and its shareholders to agree to negotiate exclusively with Parent until September 7, 2015, while Parent completed its due diligence.

On August 10, 2015, the Company, at the direction of its board of directors, entered into an exclusivity agreement (the “Exclusivity Agreement”) with Parent whereby the Company agreed to negotiate exclusively with Parent until September 7, 2015 (the “Exclusivity Period”). In accordance with the terms of the Exclusivity Agreement, on August 12, 2015, Parent deposited an additional US$50 million into the escrow account that was aggregated with the Tender Offer Deposit for a total deposit of US$75 million (the “Exclusivity Deposit”). Under the terms of the Exclusivity Agreement, the Company would be entitled to the Exclusivity Deposit under certain circumstances, including if, at the end of the Exclusivity Period, the Company was willing to execute definitive documents in connection with the Revised Parent Acquisition Proposal on the terms agreed to by Parent and the Company in a term sheet attached to the Exclusivity Agreement outlining the proposed principal terms of the Revised Parent Acquisition Proposal (the “Term Sheet”) but Parent was unable or unwilling to do so. The Term Sheet and Exclusivity Agreement provided for, among other things, (i) an indicative per Share price of US$32.00, (ii) a US$250 million deposit to secure a reverse termination fee, which would be payable to the Company under certain circumstances if the transaction did not close, including if Chinese regulatory approvals were not obtained or Parent did not close the transaction promptly after all closing conditions had been satisfied, (iii) that Parent would obtain the Guarantee and (iv) that Parent would obtain equity commitments from Parent and/or HNA Group and debt commitments from a financial institution which would provide sufficient funding for Parent to pay the purchase price. The Term Sheet also provided that (i) the Sponsors and certain other shareholders, who own approximately 78% of the Shares, would sign a voting agreement (the “Voting Agreement”) in connection with the execution of definitive agreements whereby the Sponsors and such shareholders would commit to vote their Shares in favor of approving the proposed transactions at the Company’s shareholder meeting and (ii) two affiliates of HNA Group owning approximately 53.04% of the shares of Parent would sign a voting agreement (the “Parent Voting Agreement”) in connection with the execution of definitive agreements whereby such shareholders would commit to vote their shares in favor of the proposed transactions at the Parent’s shareholder meeting.

Also on August 10, 2015, the Company issued a press release announcing that it had entered into the Exclusivity Agreement with Parent and filed an amendment to the Schedule 14D-9. The press release and amendment to the Schedule 14D-9 included references to the term of the Exclusivity Period, the Exclusivity Deposit, the indicative per Share price of US$32.00, the proposed US$250 million deposit to secure a reverse termination fee and the increase of the termination fee payable by the Company if it terminated the Partial Tender Offer due to a Qualifying Proposal from US$8 million to US$16 million.

On August 7, 2015 the Negotiating Committee of the Company’s board of directors held a conference call attended by Weil, JPM and Morgan Stanley to discuss the draft Merger Agreement that Weil had provided to the Company’s board of directors and members of company management on August 5, 2015. Between August 7, 2015 and August 11, 2015, Weil sent revised drafts of the Merger Agreement to the Company’s board of directors and members of management and incorporated feedback received from the Company’s board of directors, members of management, JPM and Morgan Stanley. During that same time, Weil sent drafts of the Voting Agreement and the Parent Voting Agreement to the Company’s board of directors and members of management.

On August 11, 2015, at the request of the Company’s board of directors following the review period described in the preceding paragraph, Weil provided Sidley with drafts of the Merger Agreement, the Voting Agreement and the Parent Voting Agreement.

Between August 11, 2015 and August 23, 2015, Mr. Slattery, Bharat Bise of Bravia and Mr. Tan engaged in discussions regarding continued employment, salaries and incentive compensation for certain executive officers if the Merger were completed. No conclusions or agreements were reached as a result of these discussions.

On August 12, 2015, pursuant to the terms of the Exclusivity Agreement, Parent, Offeror and the Company amended the Tender Offer Documents to extend the expiration date of the Partial Tender Offer to September 18, 2015 and to grant the Company the right to require Offeror to extend the expiration date of the Partial Tender Offer to any date specified by the Company that was not less than five (5) and no more than thirty (30) business days after September 18, 2015. Also on August 12, 2015, the Company amended the Schedule 14D-9 to reflect such amendments.

On August 14, 2015, Weil provided Sidley with a draft of the Guarantee.

On August 23, 2015, Sidley provided Weil with revised drafts of the Merger Agreement and Guarantee.

On August 25, 2015, Mr. Bhise and Hal Hayward of Bravia requested a call with Mr. Slattery and Diego Simonian of JPM. On that call, Messrs. Hayward and Bhise informed Messrs. Slattery and Simonian that Parent was requesting to lower Bohai’s proposed per Share purchase price from US$32.00 per Share to US$29.00 per Share. Messrs. Hayward and Bhise explained that the reduction in the proposed per Share price was a result of the recent volatility in the Chinese and global financial markets. On this call Messrs. Bhise and Hayward noted that Parent would be willing to increase the size of the proposed US$250 million deposit to US$350 million, which would be deposited within 15 business days after the signing of the Merger Agreement. Also on the call, Messrs. Hayward and Bhise informed Messrs. Slattery and Simonian that Parent’s meeting with the financial institution it had approached to provide debt financing for the transaction did not go as well as Parent had hoped.

Shortly after such call, also on August 25, 2015, the Negotiating Committee of the Company’s board of directors held a conference call, which was attended by JPM, Morgan Stanley and Weil to discuss this call. At such meeting the Negotiating Committee of the Company’s board of directors asked questions of Weil, JPM and Morgan Stanley and discussed, among other things, the likelihood of Company A or any other potential bidder would transact at a price at or above US$30.00 per Share and the Company’s ability to retain the Exclusivity Deposit if Parent was unwilling to sign definitive documentation on September 7, 2015 with a purchase price of US$32.00 per Share. The Negotiating Committee of the Company’s board of directors authorized members of management, JPM and Morgan Stanley to advise Parent that the Company continued to work towards signing documents prior to September 7, 2015 at a price of US$32.00 per Share and to remind Parent that the Company would be entitled to the US$75 million Escrow Deposit if Parent was unable or unwilling to sign definitive documentation with respect to a transaction at US$32.00 per Share, that Parent would still be obligated to consummate the Partial Tender Offer and that the Company had the right to extend the expiration date of the Partial Tender Offer. The Negotiating Committee of the Company’s board of directors further authorized members of management, JPM, Morgan Stanley, and Weil to continue negotiations with Parent, Bravia and Sidley with respect to the commercial and legal terms of the Merger Agreement and other transaction documents.

Between August 25, 2015 and September 3, 2015, Weil and Sidley continued to exchange drafts of and negotiate the terms of the Transaction Documents (as defined below). During this time, Weil provided regular updates to the Negotiating Committee of the Company’s board of directors regarding the legal provisions being negotiated, including, among other provisions, the circumstances under which the Company could engage in discussions in response to a competing offer, the circumstances under which the Company and Parent could terminate the Merger Agreement and when a termination fee would be payable by the Company or Parent, the conditions to closing, the interim operating covenants and the representations and warranties made by the Company, Parent and Merger Sub. During that same time, members of the Company’s management team, JPM and Morgan Stanley engaged with representatives of Parent, HNA Group and Bravia regarding the commercial terms of the Transactions, including the per Share price and size of the deposit to secure the reverse termination fee.

On August 15, 2015, Mr. Slattery, Mr. Higgins, Mr. Bhise, Mr. Tan and other members of the HNA Group management team met in Beijing to discuss, among other topics, (i) the strategic vision for the Company’s business, (ii) the potential integration of the Company with Parent’s Hong Kong aviation business after the consummation of the Merger, (iii) the operating framework of the Company’s business following the consummation of the Merger and (iv) Parent’s desire to retain the Company’s employees and a potential long-term retention plan similar to the Company’s current long-term retention plan to be implemented after the consummation of the Merger in furtherance of that desire. At this meeting, Messrs. Slattery and Higgins assured members of the HNA Group management team of their intentions to remain committed to the Company long term.

On August 31, 2015, Messrs. Slattery, Simonian, Tan and Bhise met in Bravia’s offices in New York to discuss certain commercial terms of the Transactions, including the per Share price and the size of the deposit to secure the reverse termination fee and the timing of when the deposit would be placed into escrow. No conclusions or agreements were reached at this meeting.

On the morning of September 1, 2015, the Company’s board of directors held a conference call at which members of the Company’s management team, JPM and Morgan Stanley were present to discuss the August 31, 2015 meeting described in the preceding paragraph. At this meeting the Company’s board of directors authorized Mr. Slattery to agree, subject to board approval, to a per Share price of US$31.00 with a deposit of US$350 million which would be placed into escrow within seven business days after the signing of the Transaction Documents.

On September 1, 2015, Messrs. Slattery and Tan met telephonically to discuss the commercial terms of the Transaction. Subject to the approval of the Company’s board of directors and the Parent’s board of directors and completion of negotiation of definitive documentation, Messrs. Slattery and Tan confirmed to each other that they would each be willing to recommend to their respective boards of directors a transaction that provided for a per Share price of US$31.00, Parent placing an additional US$200 million into escrow within one business day after the signing of the Transaction Documents, and an additional US$75 million into escrow within seven business days after the signing of the Transaction Documents, for a total deposit of US$350 million when combined with the Exclusivity Deposit (the “Merger Deposit”) to secure the reverse termination fee, which would be payable by Parent to the Company in the event the Merger Agreement was terminated under certain circumstances, including if Parent did not close the transaction within three business days after the closing conditions had been satisfied, if Chinese governmental authorities prevented the transaction from closing and if the Parent shareholder approval was not obtained prior to the Outside Date (as defined below). Mr. Slattery informed the Company’s board of directors of the outcome of this meeting via email on September 1, 2015.

After the telephonic meeting on September 1, 2015 through the morning of September 3, 2015, Messrs. Slattery, Bhise and Tan engaged in discussions regarding salaries and incentive compensation for certain executive officers as well as the metrics and structure of the Company’s long term retention plan for employees following the consummation of the Merger. On the morning of September 3, 2015, Messrs. Slattery, Bhise and Tan reached an agreement in principle regarding the metrics and structure of the Company’s long term retention plan for employees which would have economic terms consistent with the Company’s current equity incentive plan following the consummation of the Merger as well general salary and bonus terms for certain executive officers, which were substantially similar to such executive officer’s current salary and bonus terms, with the understanding that individual arrangements would be fully negotiated after the Merger Agreement was executed and prior to the consummation of the Merger.

In the afternoon of September 3, 2015 the Company’s board of directors held a telephonic meeting at which members of the Company’s management team, JPM, Morgan Stanley, Weil and Maples and Calder, the

Company’s Cayman Islands counsel (“Maples”), were present. At the beginning of this meeting, certain directors disclosed their interest in the potential Transactions. In addition to the disclosures by each of the directors appointed by the Sponsors of his relationship with the applicable Sponsor, Messrs. Slattery and Higgins disclosed their ownership of Shares and Company Options, that they were among the intended recipients of the transaction bonuses and that they were among the intended beneficiaries of the deed of indemnity. Representatives from Maples provided an overview of the Company’s board of directors’ duties, including its fiduciary duties, in evaluating the proposed transaction. Representatives from Weil then summarized key terms of the latest draft Transaction Documents, including, among other provisions, the conditions to closing, the circumstances under which the Company and Parent could terminate the Merger Agreement, the circumstances under which the Company could engage in discussions with third parties regarding an alternative transaction and the circumstances under which a termination fee would be payable by the Company or Parent. JPM and Morgan Stanley reviewed the financial analyses performed by each of them in connection with their evaluation of the consideration to be received by the holders of Shares in the Merger. Following such presentations, JPM rendered an oral opinion to the effect that, as of September 3, 2015, and based upon and subject to the factors, procedures, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid to the holders of Shares in the Merger was fair, from a financial point of view, to such shareholders. Morgan Stanley then rendered an oral opinion to the effect that, as of September 3, 2015, and based upon considerations and subject to the assumptions stated in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders. Please see “—Opinion of JPM, the Company’s Co-Financial Advisor” beginning on page 30 and “—Opinion of Morgan Stanley, the Company’s Co-Financial Advisor” beginning on page 35 for additional information regarding the financial analyses performed by JPM and Morgan Stanley and the opinions rendered by JPM and Morgan Stanley, respectively, to the Company’s board of directors. The full text of the written opinion of JPM to the Company’s board of directors, dated September 3, 2015, is attached as Annex C to this proxy statement. The full text of the written opinion of Morgan Stanley to the Company’s board of directors, dated September 3, 2015, is attached as Annex D to this proxy statement.

Following a comprehensive and detailed discussion of the proposed transactions and the draft Transaction Documents, JPM and Morgan Stanley’s financial presentations and respective financial opinions, as well as a variety of potential positive and negative factors with respect to the Merger (as described below, see “—Reasons for the Merger; Recommendation of Our Board of Directors”), the Company’s board of directors unanimously resolved to approve the Transaction Documents and the Transactions, including the Merger.

After the close of trading on the NYSE on September 3, 2015, Parent and Offeror entered into agreements to terminate the Partial Tender Offer and the Tender Offer Documents, and the Partial Tender Offer was terminated, which was promptly followed by Parent’s issuance of a press release on September 3, 2015 at 5:34 p.m. announcing such termination and also noting that the depositary for the Partial Tender Offer was instructed to return promptly all Shares tendered in the Partial Tender Offer prior to termination. The Company, Parent and Merger Sub executed the Transaction Documents after 5:34 p.m. on September 3, 2015 and at 5:47 p.m., the Company issued a press release announcing the execution of the Merger Agreement and other Transaction Documents. That evening, the Company furnished to the SEC the press release announcing the execution of the Merger Agreement as an exhibit to its Current Report on Form 6-K. On September 4, 2015, after the U.S. financial markets closed, the Company furnished to the SEC copies of the Merger Agreement, the Guarantee, the Voting Agreement, the Parent Voting Agreement and that certain second amended and restated escrow agreement, dated as of September 3, 2015, among the Company, Offeror, Citibank, N.A., Parent and for limited purposes Hong Kong Bohai Leasing Asset Management Corp. as exhibits to its Current Report on Form 6-K (such documents, together with their annexes, exhibits and schedules, the Company Disclosure Letter (as defined in the Merger Agreement) and the documentation relating to the termination of the Partial Tender Offer and the Tender Offer Documents, the “Transaction Documents”).

In accordance with the terms of the Merger Agreement and the Second A&R Escrow Agreement, on September 4, 2015, Parent deposited US$200 million into an escrow account and on September 14, 2015 Parent deposited US$75 million into an escrow account. As a result of such payments, as of September 14, 2015, the entire Merger Deposit of US$350 million was in escrow.

On September 24, 2015, Hainan Airlines’ board of directors re-approved the Sale Leaseback Transaction subject to the consummation of the Merger.

Reasons for the Merger; Recommendation of Our Board of Directors

Reasons for the Merger

Our board of directors, with the advice and assistance of our management, outside legal counsel and independent financial advisors and based on its knowledge of and involvement in the events described in the section “Proposal 1– Background of the Merger” above, at a meeting on September 3, 2015, evaluated the Merger, including the terms and conditions of the Merger Agreement and the Cayman Plan of Merger. Our board of directors unanimously (1) determined that entering into the Merger Agreement and the Cayman Plan of Merger is fair to, and in the best interests of, Avolon and its shareholders, (2) declared the Merger Agreement, the Cayman Plan of Merger and the Merger advisable, (3) approved the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the related Transaction Documents and (4) subject to the terms of the Merger Agreement, resolved to recommend that Avolon’s shareholders authorize and approve the Merger Agreement and the Cayman Plan of Merger.

In the course of reaching its determination, our board of directors considered a number of substantive factors and potential benefits, as well as potential negatives, of the Merger. Our board of directors believes that, taken as a whole, the following actually or potentially positive factors, which are not intended to be exhaustive and are not presented in any order of importance, supported its decision to approve the Merger:

•	the negotiations with respect to the merger consideration and the board of directors’ determination that following negotiations and discussions with Parent, US$31.00 per Share was likely the highest price that Parent would agree to pay, with the Company’s board of directors basing its belief on a number of factors, including the volatility in the global stock markets, the history and tenor of negotiations and the experience of the Company’s board of directors and its advisors;

•	the Company’s board of directors’ determination that US$31.00 per Share was likely the highest price that a potential acquirer would agree to pay, with the Company’s board of directors basing its belief on a number of factors, including the strategic options reviewed in late 2014, the proposals from and negotiations and discussions with Company A and Parent, the lack of additional Alternative Proposals received by the Company following the both the public announcement and commencement of the Partial Tender Offer and thereafter, the public disclosure of the Parent Acquisition Proposal and the Revised Second Company A Acquisition Proposal, and the experience of the Company’s board of directors and its advisors;

•	the all-cash merger consideration, which will allow the Company’s shareholders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their Shares;

•	the per Share merger consideration offered by Parent represents a 31% premium on Avolon’s closing price of US$23.73 on July 13, 2015, the last day of trading before the announcement of the Partial Tender Offer, and a 55% premium to Avolon’s initial public offering price at US$20.00 per Share in December 2014;

•	the written opinion of JPM to the effect that, as of September 3, 2015, and based upon and subject to the factors, procedures, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed merger was fair, from a financial point of view, to such shareholders. Please see “—Opinion of JPM, the Company’s Co-Financial Advisor” beginning on page 30 for additional information;

•	the written opinion of Morgan Stanley to the effect that, as of September 3, 2015, and based upon the considerations and subject to the assumptions set forth in its opinion, the consideration to be received by the holders of Shares pursuant to the merger agreement was fair, from a financial point of view, to such shareholders. Please see “—Opinion of Morgan Stanley, the Company’s Co-Financial Advisor” beginning on page 35 for additional information;

•	the belief of the Company’s board of directors that the terms of the Transaction Documents, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•	the absence of a financing condition in the Merger Agreement;

•	the Guarantee provided by HNA Group;

•	the Merger Agreement provides that, in the event of a failure of the Merger to be completed under certain circumstances, Avolon is entitled to receive the US$350 million Merger Deposit as payment of a reverse termination fee;

•	the Company’s ability, under certain circumstances, to change, modify or withdraw the recommendation of the Company’s board of directors that the Company’s shareholders vote to authorize and approve the Merger Agreement and Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	the ability of the Company’s board of directors under certain circumstances, pursuant to the terms of the Merger Agreement described below in “No Solicitation of Transactions”, to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by our shareholders, to furnish information to and conduct negotiations with such third parties (and, to adjourn the extraordinary general meeting for up to 45 days to conduct such negotiations) and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent of a termination fee, and accept a Superior Proposal;

•	the Company’s financial and legal advisors were involved during the process and negotiations and updated the Company’s board of directors directly and regularly, which provided the Company’s board of directors with additional perspectives on the process and negotiations; and

•	our board of directors’ review, with Avolon’s advisors, of the structure of the Merger and the financial and other terms of the Merger Agreement and the Cayman Plan of Merger, including but not limited to:

•	Parent’s obligations pursuant to the Merger Agreement are not subject to any financing condition or similar contingency based on Parent’s ability to obtain financing;

•	the Merger Agreement contains customary terms and was the product of arm’s length negotiations;

•	in the event that Parent breaches the Merger Agreement, Avolon may seek specific performance; and

•	if the Merger is not completed under certain circumstances, the Company will be entitled to receive the US$350 million Merger Deposit;

Our board of directors also considered and balanced against the potentially positive factors a number of uncertainties, potential risks or potentially negative factors relating to the Merger, including the following factors, which are not intended to be exhaustive and are not presented in any order of importance:

•	the Company’s shareholders will have no ongoing equity participation in the Company following the Merger, and they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the absence of general efforts to contact third parties who might consider an acquisition of the Company (other than the review of strategic options in late 2014, which included a potential sale of the entire business) and the possibility that a formal sale process seeking bids from all possible bidders might result in a higher sale price than the cash consideration payable in the Merger;

•	the restrictions on the conduct of the Company’s business prior to the completion of the proposed Merger, which may delay or prevent the Company from certain undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed Merger;

•	while the Merger is expected to be completed, there are no assurances that all conditions to the parties’ obligations to complete the Merger will be satisfied or waived;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of US$100 million in connection with the termination of the Merger Agreement;

•	the Company’s legal remedy in the event of breach of the Merger Agreement by Parent or Merger Sub is limited, except in certain circumstances, to receipt of a reverse termination fee of US$350 million, and the Company may not be entitled to a reverse termination fee at all in certain circumstances. See “Termination of the Merger Agreement” beginning on page 60 and “Termination Fees” beginning on page 61 for additional information;

•	the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the possibility that the Merger might not be completed and the negative impact of a public announcement of the Merger, or the termination or non-consummation of the Merger, on the Company’s sales and operating results and the Company’s ability to attract and retain key personnel;

•	the conversion of Shares into cash pursuant to the Merger Agreement will be a taxable transaction for U.S. federal income tax purposes and will therefore result in the recognition of taxable gain or loss to U.S. Holders;

•	the possibility that Parent and Merger Sub may be unable or unwilling to complete the Merger, including if Parent and Merger Sub are unable to obtain sufficient financing to complete the Merger (notwithstanding that financing is not a condition to the closing of the merger) or if Parent and Merger Sub choose not to complete the Merger despite the availability of financing (in such a case, the Company’s sole recourse against Parent and Merger Sub would be either to commence litigation against Parent and Merger Sub to compel the consummation of the Merger or to terminate the Merger Agreement and seek the Parent Termination Fee).

After taking into account all of the factors set forth above, our board of directors concluded that the uncertainties, potential risks and potentially negative factors associated with the Merger were outweighed by the potential benefits that it expected Avolon’s shareholders would receive as a result of entering into the Merger Agreement and the Merger.

The foregoing discussion is not intended to be exhaustive, but summarizes certain material factors considered by the Company’s board of directors in its consideration of the Merger. In view of the wide variety of factors considered by the Company’s board of directors, and the complexity of these matters, the Company’s board of directors did not find it practicable to and did not quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Company’s board of directors may have assigned different weights to various factors. It should also be noted that this explanation of the reasoning of our board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth under the heading “Cautionary Statement Concerning Forward-Looking Information” beginning on page 11.

Accordingly, our board of directors, by unanimous vote, (1) determined that entering into the Merger Agreement and the Cayman Plan of Merger is fair to, and in the best interests of, the Company and its shareholders, (2) declared the Merger Agreement, the Cayman Plan of Merger and the Merger advisable, (3) approved the execution, delivery and performance of the Merger Agreement and the Cayman Plan of Merger and (4) subject to the terms of the Merger Agreement, resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

Recommendation of our Board of Directors

Our board of directors recommends that you vote “FOR” the special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

Opinion of JPM, the Company’s Co-Financial Advisor

Pursuant to an engagement letter dated July 13, 2015 and effective as of March 16, 2015, the Company retained JPM as its financial advisor in connection with the potential minority investment of Parent in the Company. Pursuant to an engagement letter dated September 3, 2015 and effective as of July 6, 2015, the Company retained JPM as its financial advisor in connection with a potential sale of the Company and to deliver a fairness opinion in connection with a potential sale of the Company.

At the meeting of the Company’s board of directors on September 3, 2015, JPM rendered its oral opinion to the Company’s board of directors that, as of such date and based upon and subject to the factors, procedures, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed Merger was fair, from a financial point of view, to such shareholders. JPM confirmed its September 3, 2015, oral opinion by delivering its written opinion to the Company’s board of directors, dated September 3, 2015, that, as of such date, and based upon and subject to the factors, procedures, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid to the holders of Shares in the proposed merger was fair, from a financial point of view, to such shareholders. No limitations were imposed by the Company’s board of directors upon JPM with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of JPM, dated September 3, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The holders of Shares are urged to read the opinion in its entirety. JPM’s written opinion is addressed only to the Company’s board of directors, is directed only to the consideration to be paid to the holders of Shares in the proposed merger and does not constitute a recommendation to any holder of Shares as to how such shareholder should vote at the extraordinary general meeting. The summary of the opinion of JPM set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, JPM, among other things:

•	reviewed a draft dated September 3, 2015 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

•	compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies JPM deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPM deemed relevant and reviewed the current and historical market prices of Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPM deemed appropriate for the purposes of its opinion.

JPM also held discussions with certain members of the management of the Company with respect to certain aspects of the merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPM believed necessary or appropriate to its inquiry.

JPM relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPM by the Company or otherwise reviewed by or for JPM, and JPM has not independently verified (nor has JPM assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPM did not conduct nor was provided with any valuation or appraisal of any assets or liabilities, nor did JPM evaluate the solvency of the Company, Parent or HNA Group under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, JPM assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPM expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPM also assumed that the Merger and the other Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to JPM. JPM also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to JPM’s analysis. JPM is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. JPM further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

JPM’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPM as of, the date of such opinion. It should be understood that subsequent developments may affect JPM’s opinion, and that JPM does not have any obligation to update, revise, or reaffirm such opinion. JPM’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the proposed Merger, and JPM has expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. JPM expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration to be paid to the holders of Shares in the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, JPM employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPM in connection with providing its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by JPM. Certain of the financial analyses summarized below include information presented in tabular format. In order to fully understand JPM’s financial analyses, the tables must be read together with the text of the related summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPM’s financial analyses. Mathematical analyses, such as determining the arithmetic median, is not itself a meaningful method of using the selected company data.

Public Trading Multiples. Using publicly available information, JPM compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which JPM judged to be reasonably analogous to the business of the Company or aspects thereof. The companies selected by JPM were AerCap Holdings N.V., Air Lease Corporation and Aircastle Limited. These companies were selected, among other reasons, because they operate businesses that are in the same industry and, in certain cases, share certain operational and financial characteristics with the Company. However, none of the companies selected is identical or directly comparable to the Company, and certain of the companies may have characteristics that are materially different from those of the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to the Company and other factors that could affect the public trading value of the selected companies and the Company.

For each selected company, JPM calculated the stock price of its common equity on July 24, 2015, divided by its book value per share, based on publicly available information, which is referred to as P/BV Ratio. JPM determined in its professional judgment that it was appropriate to utilize data from July 24, 2015 rather than from September 2, 2015 for purposes of calculating public trading multiples due to its belief that certain market disruptions in the intervening period had adversely affected stock prices for the selected companies in ways that were not reflective of the underlying value of such companies. In making this determination, JPM noted that the use of July 24, 2015 data resulted in higher public trading multiples (by virtue of the higher selected company stock prices on July 24, 2015 than on September 2, 2015) and thus higher valuation ranges against which the proposed transaction was compared, and that as such utilizing this approach was more conservative from a valuation analysis perspective. The following table represents the results of this analysis:

Selected Group	P/BV Ratio
AerCap Holdings N.V.	1.10x
Air Lease Corporation	1.27x
Aircastle Limited	1.04x
Avolon (Pre-Bohai)	1.32x

Based on the results of this analysis, JPM selected a P/BV Ratio reference range of 1.05x to 1.40x, and applied such reference range to the Company’s book value per Share, based on publicly available information. This resulted in implied equity values of $19.50 to $26.00 per Share (in each case, rounded to the nearest $0.25), compared to (1) the closing price of Shares on July 13, 2015, the day prior to the announcement of Parent’s tender offer to acquire 20% of Shares, of $23.73 per share (the “Pre-Bohai price”), (2) the closing price of the Shares on July 30, 2015, the day prior to the announcement of both an unsolicited offer from Company A and Parent’s initial offer to acquire 100% of Shares, of $24.87 per Share (the “Pre-unsolicited offer price”), (3) the closing price of the Shares on September 2, 2015 of $28.56 per Share and (4) the merger consideration of $31.00 per share.

For each selected company, JPM also calculated the stock price of its common equity on July 24, 2015, divided by its estimated profit before tax for calendar year 2016 per share, based on publicly available information, which is referred to as P/2016E PBT Ratio. The following table represents the results of this analysis:

Selected Group	P/2016E PBT Ratio
AerCap Holdings N.V.	7.3x
Air Lease Corporation	6.5x
Aircastle Limited	9.4x
Avolon (Pre-Bohai)	7.7x

Based on the results of this analysis, JPM selected a P/2016E PBT Ratio reference range of 6.5x to 9.5x, and applied such reference range to the Company’s estimated profit before tax for calendar year 2016 per Share as provided by the management of the Company. This resulted in implied equity values of $22.75 to $33.00 per Share (in each case, rounded to the nearest $0.25), compared to (1) the Pre-Bohai price of $23.73 per Share, (2) the Pre-unsolicited offer price of $24.87 per Share, (3) the closing price of Shares on September 2, 2015 of $28.56 per Share and (4) the Merger Consideration of $31.00 per Share.

For each selected company, JPM also calculated the stock price of its common equity on July 24, 2015 divided by its estimated GAAP earnings for calendar year 2016 per share, based on publicly available information, which is referred to as P/2016E GAAP Earnings Ratio. The following table represents the results of this analysis:

Selected Group	P/2016E GAAP Earnings Ratio
AerCap Holdings N.V.	8.1x
Air Lease Corporation	10.0x
Aircastle Limited	10.6x
Avolon (Pre-Bohai)	8.1x

Based on the results of this analysis, JPM selected a P/2016E GAAP Earnings Ratio reference range of 8.0x to 10.5x, and applied such reference range to the Company’s estimated GAAP earnings for calendar year 2016 per share as provided by the management of the Company. This resulted in implied equity values of $26.00 to $34.25 per share (in each case, rounded to the nearest $0.25), compared to (1) the Pre-Bohai price of $23.73 per Share, (2) the Pre-unsolicited offer price of $24.87 per Share, (3) the closing price of Shares on September 2, 2015 of $28.56 per Share and (4) the Merger Consideration of $31.00 per Share.

Selected Transaction Analysis. Using publicly available information and JPM estimates, JPM examined selected sales transactions involving selected target companies engaged in businesses which JPM judged to be reasonably analogous to the business of the Company or aspects thereof. For each of the selected transactions, JPM divided the price paid for the applicable target company by the book value of such target company, referred to as P/BV, and the enterprise value of the applicable target company by such target company’s current market value, defined as an independent appraiser’s opinion as to the highest and best use of the flight equipment on an “in-use” basis, referred to as an EV/CMV. Specifically, JPM reviewed the following transactions:

Acquirer	Target	P/BV	EV/CMV
Macquarie Group Limited	AWAS Aviation Capital Limited (portfolio)	NA	1.10x
AerCap Holdings N.V.	International Lease Finance Corporation	1.04x	1.12x
Mitsubishi UFJ Lease & Finance Co.	Jackson Square Aviation LLC	1.43x	1.13x
Sumitomo Mitsui Financial Group Inc.	RBS Aviation Capital	NA	1.10x
FLY Leasing Limited	Global Aviation Asset Management	1.00x	1.10x

Based on the results of this analysis and other factors JPM considered appropriate, JPM selected a P/BV reference range of 1.00x to 1.40x. JPM then applied this reference range to the Company’s book value per Share, based on publicly available information. This resulted in implied equity values of $18.50 to $26.00 per Share (in each case, rounded to the nearest $0.25), compared to (1) the Pre-Bohai price of $23.73 per Share, (2) the Pre-unsolicited offer price of $24.87 per Share, (3) the closing price of Shares on September 2, 2015 of $28.56 per Share and (4) the Merger Consideration of $31.00 per Share.

In addition, based on the results of this analysis and other factors JPM considered appropriate, JPM selected an EV/CMV reference range of 1.00x to 1.15x. JPM then applied this reference range to the Company’s current market value, based on estimates provided by the management of the Company and publicly available information. This resulted in implied equity values of $25.25 to $37.75 per Share (in each case, rounded to the nearest $0.25), compared to (1) the Pre-Bohai price of $23.73 per Share, (2) the Pre-unsolicited offer price of $24.87 per Share, (3) the closing price of Shares on September 2, 2015 of $28.56 per Share and (4) the Merger Consideration of $31.00 per Share.

Dividend Discount Analysis. JPM conducted a discounted dividend analysis for the purpose of determining a range of implied equity values per Share.

A dividend discount analysis is a method of evaluating the equity value of a company using estimates of future dividends to shareholders generated by the company and taking into consideration the time value of money with respect to those future dividend payments by calculating their “present value.” In performing this analysis, JPM relied on financial projections provided by the management of the Company for calendar years 2015 through 2018, which had been previously prepared by the management of the Company as part of its internal business planning and extrapolations from such projections prepared at the direction of the management of the Company for calendar years 2019 through 2024.

JPM also calculated a range of terminal values of the Company at the end of the ten-year period ending fiscal year 2024 by applying a terminal value growth rate ranging from 2.0% to 3.0% to the profit before tax of the final year of the ten-year period. The range of terminal values was then discounted to present values as of September 2, 2015 using a range of discount rates from 11.0% to 12.0%, which were chosen by JPM based upon an analysis of the cost of equity of the Company. Based on the results of this analysis, JPM arrived at a range of implied equity values for Shares of between $26.50 and $32.00 per Share (in each case, rounded to the nearest $0.25), compared to (1) the Pre-Bohai price of $23.73 per Share, (2) the Pre-unsolicited offer price of $24.87 per Share, (3) the closing price of Shares on September 2, 2015 of $28.56 per Share and (4) the Merger Consideration of $31.00 per Share.

Other Information.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPM. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPM believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPM did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPM considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPM are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPM’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPM’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPM’s analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Merger.

As a part of its investment banking business, JPM and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPM was selected to advise the Company with respect to the Merger and deliver an opinion to the Company’s board of directors with respect to the merger on the basis of such experience and its familiarity with the Company’s industry.

For services rendered in connection with the merger and the delivery of its opinion, the Company has agreed to pay JPM a customary fee for its services, of which a portion was payable in connection with the signing of the Merger Agreement and the remainder of which will become payable only upon the closing of the Merger. In addition, the Company has agreed to reimburse JPM for its reasonable expenses incurred in connection with its services, including the reasonable fees of counsel, and will indemnify JPM against certain liabilities, including liabilities arising under the U.S. securities laws.

During the two years preceding the date of JPM’s written opinion, neither JPM nor its affiliates has had any material financial advisory or other material commercial or investment banking relationships with Parent or HNA Group. During the two years preceding the date of JPM’s written opinion, JPM and its affiliates have had commercial or investment banking relationships with the Company, for which it and such affiliates received aggregate fees of approximately US$4.8 million. Such services during such period included acting as a joint bookrunner on the Company’s initial public offering. In the ordinary course of their businesses, JPM and its affiliates may actively trade the debt and equity securities of the Company, Parent and/or HNA Group for its own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of Morgan Stanley, the Company’s Co-Financial Advisor

As reflected in an engagement letter dated September 3, 2015 with an effective date of July 7, 2015, the Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible sale to Parent. Avolon selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Company’s board of directors on September 3, 2015, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of September 3, 2015, based upon and subject to the assumptions, procedures, matters, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of Shares pursuant to the merger agreement was fair, from a financial point of view, to such shareholders.

The full text of the written opinion of Morgan Stanley, dated as of September 3, 2015, is attached to this proxy statement as Annex D and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. You should read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was addressed to, and rendered for the benefit of, only the Company’s board of directors (in their capacity as such) and addressed only the fairness, as of the date of the opinion and from a financial point of view, of the consideration to be received by the holders of Shares pursuant to the merger agreement. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Merger or the likelihood of consummation of the Merger, nor does it address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Shares as to how to vote at the Company’s extraordinary general meeting, or as to any other action that a shareholder should take relating to the Merger. The summary of the opinion of Morgan Stanley set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the reported prices and trading activity for Shares;

(f)	compared the financial performance of the Company and the prices and trading activity of Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

(g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(h)	participated in certain discussions and negotiations among representatives of the Company and Parent and certain parties and their financial and legal advisors;

(i)	Reviewed a draft dated September 3, 2015 of the Merger Agreement and a draft dated September 3, 2015 of the Guarantee by HNA Group for the benefit of the Company; and

(j)	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory and actuarial matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of Morgan Stanley’s opinion. Events occurring after such date may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated September 3, 2015. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

The various analyses summarized below were based on the closing price of Shares on September 2, 2015, the last full trading day preceding the day of the special meeting of the Company’s board of directors to consider and approve, adopt and authorize the Merger Agreement.

Comparable Company Analysis

Morgan Stanley performed a public trading comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for the Company corresponding to current and historical financial information, ratios and public market multiples of publicly traded companies in the aircraft leasing industry that have similar business characteristics to the Company. The companies used in this comparison included the following companies:

•	AerCap Holdings N.V.;

•	Air Lease Corporation; and

•	Aircastle Limited.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of the Company as of July 13, 2015, the day prior to the announcement of Parent’s tender offer to acquire 20% of Shares, and each of the other comparable companies as of July 24, 2015, for comparison purposes:

•	the ratio of price to book value of equity (based on historical financials), which is referred to as P/BV Multiple;

•	the ratio of price to estimated profit before tax for calendar year 2016 (based on publicly available estimates), referred to as P/2016E PBT Multiple; and

•	the ratio of price to estimated GAAP earnings for calendar year 2016 (based on publicly available estimates), referred to as P/2016E GAAP Earnings Multiple.

Morgan Stanley determined in its professional judgment that it was appropriate to utilize data for certain comparable companies from July 24, 2015 rather than from September 2, 2015 for purposes of conducting its comparable companies valuation analyses due to its belief that certain market disruptions in the intervening period had adversely affected stock prices for the comparable companies in ways that were not reflective of the underlying value of such companies. In making this determination, Morgan Stanley noted that the use of July 24, 2015 data resulted in higher public trading multiples (by virtue of the higher selected company stock prices on July 24, 2015 than on September 2, 2015) and thus higher valuation ranges against which the proposed transaction was compared, and that as such utilizing this approach was more conservative from a valuation analyses perspective.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies, and applied this range of multiples to the relevant the Company’s financial statistic based on financial forecasts prepared by the management of the Company and publicly available estimates. Based on the Company’s current outstanding shares and options, Morgan Stanley estimated the implied value per Share of Shares as of September 2, 2015 as follows:

Benchmark	Avolon Financial Statistic (per share)	Comparable Company Multiple Statistic	Implied Value Per Share Range for Avolon
P/BV Multiple	$18.59	1.05x to 1.40x	$19.50 - $26.00
P/2016E PBT Multiple	$3.48	6.5x to 9.5x	$22.75 - $33.00
P/2016E GAAP Earnings Multiple	$3.26	8.0x to 10.5x	$26.00 - $34.25

No company utilized in the public trading comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Morgan Stanley and the Company. These include, among other things, the impact of competition on the businesses of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which attempts to provide an implied value of a company by comparing it to similar selected transactions. For the purposes of this analysis, Morgan Stanley analyzed the following statistics from five selected transactions in the aircraft leasing sector since August 2011:

•	the ratio of price to book value of equity (based on historical financials and publicly available information), which is referred to as P/BV Multiple; and

•	the ratio of enterprise value (based on historical financials and publicly available information, and defined as equity value plus debt less cash) to current market value (based on publicly available information and defined as an independent appraiser’s opinion as to the highest and best use of the flight equipment on an “in-use” basis), which is referred to as the EV/CMV Multiple. Current market value information is derived from recent aircraft purchase and sale transactions in the market as observed by the appraisers.

Specifically, Morgan Stanley reviewed the following transactions:

Acquirer	Target
Macquarie Group Limited	AWAS Aviation Capital Limited (portfolio)
AerCap Holdings N.V.	International Lease Finance Corporation
Mitsubishi UFJ Lease & Finance Co.	Jackson Square Aviation LLC
Sumitomo Mitsui Financial Group Inc.	RBS Aviation Capital
FLY Leasing Limited	Global Aviation Asset Management

The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistics	Avolon Financial Statistic	Comparable Transactions Multiple Statistic	Implied Value Per Share Range for Avolon
P/BV Multiple	$18.59 per share	1.00x - 1.40x	$18.50 - $26.00
EV/CMV Multiple	$7,032MM	1.00x - 1.15x	$25.25 - $37.75

No company or transaction utilized in the precedent transaction analysis is identical to the Company or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Morgan Stanley and the Company. These include, among other things, the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the value of the companies and the aggregate value of the transactions to which they are being compared. The fact that points in the range of implied value per Share derived from the valuation of precedent transactions were less than or greater than the consideration to be received by the holders Shares is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Dividend Discount Analysis

Morgan Stanley performed a dividend discount analysis to determine a range of implied equity values per Share. Morgan Stanley relied on financial projections provided by the management of the Company for calendar years 2015 through 2018 and extrapolations from those projections reviewed by the management of the Company for calendar years 2019 through 2024. The range was determined by adding:

•	the net present value of estimated future capital infusions and estimated future dividends (determined by book value of equity as of June 30, 2015, estimated annual net income, and a target debt to equity ratio) for the Company over the 10-year period from 2015 to 2024; and

•	the present value of an estimated “terminal value” at the end of 2024 of the Company’s estimated future dividends in perpetuity.

In performing its analysis, Morgan Stanley calculated a terminal value by applying a range of perpetual growth rates ranging from 2.0% to 3.0% and a range of discount rates ranging from 11.0%-12.0% (defined as the estimated cost of equity).

The following table summarizes Morgan Stanley’s analysis:

Financial Statistic	Implied Equity Value Per Share of Avolon
2.0% - 3.0% perpetual growth rate, 11.0% - 12.0% discount rate	$26.50 - $32.00

Other Factors

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the future price of a company’s common equity as a function of such company’s future book value and estimated profit before taxes for the next twelve months, which is referred to as NTM PBT, and its current forward P/BV and price to NTM PBT multiples, respectively. Morgan Stanley calculated ranges of implied equity values per share of Shares, based on discounted equity values that were based on estimated December 31, 2016 book value and NTM PBT utilizing publicly available information and the Company’s management’s projections. In arriving at the estimated equity values per Shares, Morgan Stanley applied a 1.25x to 1.4x P/BV multiple range and a 7x to 9x price to NTM PBT multiple range, which is referred to as a P/NTM PBT multiple range, to the estimated December 31, 2016 book value and NTM PBT, respectively, and discounted those values to present value at an range of assumed 11% to 12% cost of equity. Morgan Stanley selected a 1.25x to 1.4x P/BV multiple range and a 7x to 9x P/ NTM PBT multiple range based on the P/BV multiples and P/NTM PBT multiples of other companies that Morgan Stanley viewed as sharing similar characteristics with the Company, as described above. Morgan Stanley selected a 11% to 12% cost of equity range using the capital asset pricing model.

Based on the calculations set forth above, this analysis implied a value range per Share of approximately $24.75 to $34.25, in each case rounded to the nearest $0.25.

Morgan Stanley also reviewed the premia paid for transactions between January 1, 1990 and July 2, 2015 with a publicly announced transaction value of more than $1.0 billion, as published by Thomson Reuters. The premia paid were based on the target company’s stock price four weeks prior to the earliest of the public announcement of the transaction, the public announcement of a competing bid or public rumors of a potential transaction. Based on its analysis of the relevant metrics and upon the application of its professional judgment, Morgan Stanley selected a representative range of premia of 20% to 40% and applied this range of premia to the closing trading price per Share as of July 13, 2015, which was the last trading day prior to the announcement of Parent’s 20% tender offer, of $23.73.

This analysis indicated a range of implied equity values per Share of $24.75 to $34.25, in each case rounded to the nearest $0.25.

No company or transaction used in the discounted equity value analysis or the premia paid analysis is identical to the Company or the Merger. In evaluating the companies and precedent transactions used, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Morgan Stanley and the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Morgan Stanley also noted that the discounted estimates of the future price of Shares and premia paid in certain precedent transactions were not included in its valuation methodologies, but were presented solely for informational purposes.

General

In connection with the review of the merger by the Company’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Morgan Stanley and the Company. These include, among other things, the impact of competition on the businesses of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of Shares pursuant to the merger agreement, and in connection with the delivery of its opinion, dated September 3, 2015, to the Company’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares pursuant to the merger agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company’s board of directors. Morgan Stanley provided advice to the Company’s board of directors during these negotiations but did not, however, recommend any specific merger consideration to the Company or the Company’s board of directors, or that any specific merger consideration constituted the only appropriate merger consideration for the Merger. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Merger or the likelihood of consummation of the Merger, nor does it address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Shares as to how to vote at the Company’s extraordinary general meeting, or as to any other action that a shareholder should take relating to the merger.

Morgan Stanley’s opinion and its presentation to the Company’s board of directors was one of many factors taken into consideration by the Company’s board of directors in deciding to approve, adopt and authorize the

Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company’s board of directors with respect to the merger consideration or of whether the Company’s board of directors would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Company’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Parent or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company, and have received an aggregate of approximately US$2.7 million in fees in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory or financing services for Parent or HNA Group. Morgan Stanley may also seek to provide financial advisory or financing services to the Company and Parent in the future and would expect to receive fees for the rendering of these services. Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this proxy statement as Annex D, in connection with the Merger, and the Company agreed to pay Morgan Stanley a customary fee that is contingent upon completion of the Merger. The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out or in connection with Morgan Stanley’s engagement.

Effects on the Company if the Merger is Not Completed

If the Merger Agreement and Cayman Plan of Merger are not authorized and approved by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any payment for their Shares in connection with the Merger. Instead, the Company will remain a publicly traded company, the Shares will continue to be listed and traded on the NYSE, provided that the Company continues to meet the NYSE’s listing requirements, and the Company will remain subject to SEC reporting obligations as a foreign private issuer. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares. Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances in which the Merger Agreement is terminated, including if the Merger Agreement is not authorized and approved by the Company’s shareholders, the Company may be required to pay Parent a termination fee of US$100 million, or Parent may be required to pay the Company a reverse termination fee of US$350 million, in each case, as described under the caption “Termination Fees” beginning on page 61.

If the Merger is not completed the Company’s board of directors will evaluate and review, from time to time, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not authorized and approved by the Company’s shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The total amount of funds necessary to complete the merger and the related transactions at the closing of the Merger, excluding payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$2.6 billion. This amount is expected to be provided through a combination of equity commitments from Parent and HNA Group as well any debt financing that Parent may elect to obtain. The obligations of Parent under the Merger Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the Guarantee, HNA Group has guaranteed to the Company complete payment and performance of Parent’s obligation to pay the purchase price at the closing of the Merger or the Parent Termination Fee if and when payable. To the extent that Parent obtains debt financing commitments that are from a reasonably satisfactory financial institution on terms reasonably satisfactory to Avolon prior to the closing of the Merger, HNA Group’s guaranteed obligations under the Guarantee will be reduced dollar-for-dollar by the amount of such debt financing commitments.

Certain Material Tax Considerations

Material U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following is a summary of the material U.S. federal income tax consequences to a “U.S. Holder” upon the disposition of common shares in connection with the Merger. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

This summary does not purport to be a comprehensive description of all of the tax consequences of the Merger and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on its particular circumstances. In particular, this discussion does not address U.S. federal income tax considerations for holders of Shares received in connection with the exercise of employee stock options or otherwise as compensation, holders of options or warrants to purchase Shares, holders that validly exercise their rights under the law to object to the Merger, or holders who own any interest in the Parent after the

Merger. In addition, this discussion considers only U.S. Holders that own Shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

•	broker dealers;

•	U.S. Holders who have elected mark-to-market accounting (except as described under “—Passive Foreign Investment Company” below);

•	tax-exempt organizations or pension funds;

•	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

•	U.S. Holders who hold Shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

•	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our Shares;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Shares in connection with a trade or business outside of the United States; and

•	certain expatriates or former long-term residents of the United States.

This discussion does not consider the tax treatment of holders that are partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold Shares through a partnership or other pass-through entity. Partnerships or partners of a partnership holding any Shares should consult their own tax advisers regarding the tax considerations associated with disposing of Shares in connection with the Merger. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR U.S. HOLDER OF SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH U.S. HOLDER OF SHARES IS URGED TO CONSULT WITH ITS TAX ADVISER WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE DISPOSITION OF SHARES IN CONNECTION WITH THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Consequences of Participation in the Merger

For U.S. federal income tax purposes, the Merger will be treated as a taxable sale of Shares for cash. The receipt of cash as consideration in the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash generally will recognize gain or loss in an amount equal to the difference between (a) the U.S. Dollar amount of cash received and (b) such U.S. Holder’s adjusted tax basis in such Shares determined in U.S. Dollars. The initial tax basis of Shares to a U.S. Holder will be the U.S. Holder’s U.S. Dollar cost for Shares.

Subject to the application of the PFIC rules discussed under “—Passive Foreign Investment Company” below, such recognized gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the Shares exchanged exceeds one year at the effective time of the Merger. Individual U.S. Holders are generally subject to a maximum tax rate of 20% on long-term capital gain. Corporate U.S. Holders do not have a preferential rate on capital gains and their capital gain income generally is subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of Shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

For any taxable year during a U.S. Holder’s holding period for our Shares, the Company would be a Passive Foreign Investment Company (a “PFIC”) if 75% or more of the Company’s gross income in such taxable year (including the Company’s pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which the Company is considered to own, directly or indirectly, 25% or more of the Shares by value) is passive income, or alternatively, if 50% or more of the Company’s assets in any taxable year (averaged quarterly over the year and ordinarily determined based on fair market value and including its pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which the Company is considered to own, directly or indirectly, 25% or more of the Shares by value) are held for the production of, or produce, passive income. Passive income includes interest, dividends, certain royalties, certain rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. The determination of whether the Company is a PFIC is made annually and is based upon the composition of the Company’s income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of the Company’s activities.

Based on the Code, Treasury regulations promulgated under the Code and IRS guidance, the Company does not believe it is or has been a PFIC, although there can be no assurance in this regard.

If the Company is a PFIC or has been a PFIC during any prior period in which a U.S. Holder held Shares, and a U.S. Holder has not made an election to treat the Company as a “qualified electing fund” (a “QEF”) or has not made a mark-to-market election, the following consequences would arise:

•	Any gain recognized by a U.S. Holder on the disposition of Shares generally would be allocated ratably to each day that a U.S. Holder has held such Shares. A U.S. Holder must include amounts allocated to the current taxable year and amounts allocated to certain years prior to the Company being a PFIC in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year when the Company was a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	A U.S. Holder’s tax basis in any Shares acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead by equal to the decedent’s basis, if lower.

If a U.S. Holder of PFIC shares has made a timely QEF election with respect to its PFIC shares, and such election has been in effect for the U.S. Holder’s entire holding period, then in lieu of the consequences described above, any gain or loss recognized by a U.S. Holder on the disposition of Shares generally will be capital gain or loss.

Alternatively, if a U.S. Holder of PFIC shares has made a valid mark-to-market election with respect to its PFIC shares, any gain or loss the U.S. Holder recognizes on the sale of shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of previously-included net mark-to-market gain. If the Company were a PFIC in an earlier taxable year during a U.S. Holder’s holding period, and then were to cease being a PFIC in a later taxable year, a U.S. Holder that marked its Shares to market would not include mark-to-market gain or loss with respect to its Shares for any taxable year in which the Company were no longer a PFIC. A mark-to-market election applies only to the non-U.S. corporation for which it is made. If the Company were a PFIC for any taxable year, it is likely that any wholly-owned subsidiary of the Company would also be a PFIC, and in such event a U.S. Holder likely would remain subject to the general rules that apply to gain or loss on the sale of shares of PFIC stock, even if such U.S. Holder had made a mark-to-market election with respect to its Shares.

Whether the Company is or may be a PFIC is a complex determination based on all of the relevant facts and circumstances, including the classification of various assets and income under the PFIC rules. While the Company does not believe it is a PFIC, there can be no assurances that this is the case. If the Company is a PFIC for the current taxable year or has been a PFIC for any prior taxable year in which a U.S. Holder held Shares, a U.S. Holder is generally required to file Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) with respect to the disposition of Shares, reporting gains realized with respect to the Company. U.S. Holders are urged to consult their tax advisers about the PFIC rules and applicable filing requirements.

Medicare Tax on Net Investment Income

A 3.8% tax is generally imposed on the net investment income in excess of certain thresholds of certain individuals and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include net gain attributable to the disposition of property not held in a trade or business (including net gain from the disposition of Shares in connection with the Merger), but will be reduced by any deductions properly allocable to such net gain. U.S. Holders are advised to consult their own tax advisers regarding additional taxation of net investment income.

U.S. Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting requirements with respect to proceeds paid from the disposition of Shares in connection with the Merger. A U.S. Holder may be subject to backup withholding (currently at 28%) on proceeds paid from the disposition of Shares in connection with the Merger unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. U.S. Holders are urged to consult their own tax advisers regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

The foregoing discussion of the material U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult with his, her or its own tax adviser regarding U.S. federal, state, local and non-U.S. income and other tax consequences of disposing of the Shares in connection with the Merger.

Material Irish Tax Considerations

The following is a general summary of the main Irish tax considerations applicable to certain investors who are the beneficial owners of our Shares. It is based on existing Irish law and our understanding of the published practices of the Irish Revenue Commissioners on the date of this document. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to Shares that are held as capital assets and does not apply to all categories of shareholders such as dealers in securities, non-Irish domiciled individuals, trustees, insurance companies, collective investment schemes, pension funds or other exempt persons or shareholders who have, or who are deemed to have, acquired their Shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions, of the Merger.

Tax on Chargeable Gains

The conversion and cancellation of a shareholder’s Shares in consideration for the right to receive cash under the terms of the Merger should constitute a disposal of the Shares for the purposes of Irish tax on chargeable gains.

A disposal of our Shares by a shareholder who is neither resident nor ordinarily resident or by a shareholder that holds its shares in connection with trade carried on by such person through an Irish branch or agency for tax purposes in Ireland should not give rise to Irish tax on any gain realized on such disposal.

A disposal of our Shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions, capital losses and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our Shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realised on a disposal during the period in which such individual is non-resident.

Stamp Duty

No Irish stamp duty will be payable by shareholders as a result of the Merger.

The foregoing discussion of the material Irish tax considerations is for general information only and is not tax advice. Accordingly, each shareholder should consult with his, her or its own tax advisor regarding the tax consequences in Ireland, or other relevant jurisdictions, of disposing of the Shares in connection with the Merger.

Material Cayman Islands Tax Consequences

It is the responsibility of all shareholders to inform themselves as to any tax consequences of the Merger applicable to such shareholder, including any tax consequences arising from the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights. You should consult your tax advisers for a full understanding of all tax consequences of the Merger applicable to you.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Shares under the terms of the Merger. This is subject to the qualification that: (a) Cayman Islands stamp duty of a nominal amount may be payable if any transaction documents are executed in, brought into or produced before a court in the Cayman Islands; and (b) registration fees will be payable by Avolon to the Registrar to register the Cayman Plan of Merger.

Interests of Certain Persons in the Merger

In connection with the approval of the Merger Agreement, on September 3, 2015, our board of directors unanimously approved and authorized the Company to award transaction bonuses to certain employees in an aggregate amount not to exceed US$17.4 million. On September 22, 2015, the remuneration committee of the Company’s board of directors unanimously approved individual bonuses to be awarded out of the aggregate

US$17.4 million of transaction bonuses to be paid to certain employees at the consummation of the Merger, which included a bonus to be paid to Domhnal Slattery in the amount of US$13,824,872 and a bonus to be paid to John Higgins in the amount of US$1,849,696. Messrs. Slattery and Higgins serve as directors on our board. Such transaction bonuses are contingent upon the consummation of the Merger.

In addition, at the September 3, 2015 meeting, our board of directors unanimously approved and authorized the Company to enter into a deed of indemnity with certain employees, including Messrs. Slattery and Higgins, which provides that, subject to an aggregate cap of US$20 million, the Company will indemnify such employees in the event that such employees suffer certain tax liabilities as a result of the Merger. The Company’s indemnification obligations pursuant to the deed of indemnity would only arise after the consummation of the Merger, if at all.

As described in the section “Background of the Merger”, following the Merger, Messrs. Slattery and Higgins will serve as directors on the board of the Surviving Corporation along with Jin Chuan and Wang Hao, who are directors of Parent. Under the terms of the Merger Agreement, the Company’s current officers will become the officers of the Surviving Corporation as a result of the Merger at the Effective Time. Although as of the date of this proxy statement no employment agreements or other definitive documentation has been entered into between Parent and any of the executive officers, the expectation is that the executive officer will continue to serve as executive officers of the Surviving Corporation in positions which are substantially similar to their current positions and with salary and bonus terms which are substantially similar to their current salary and bonus terms.

Our board of directors considered the aggregate amount of transaction bonuses and the deed of indemnity, among other matters, in unanimously approving and declaring advisable the execution, delivery and performance of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and determining that entering into the Merger Agreement and the Cayman Plan of Merger and consummating the Merger, are fair to, and in the best interests of, Avolon and its shareholders, and in making its recommendation that Avolon’s shareholders authorize and approve the Merger Agreement and the Cayman Plan of Merger.

Beneficial Ownership and Treatment of Shares, Company Options and Company RSUs

As of September 25, 2015, the record date for the extraordinary general meeting, our directors and executive officers beneficially owned and were entitled to vote, in the aggregate, approximately 2,120,080 of our Shares, or approximately 2.57% of our total Shares outstanding on that date.

As of September 25, 2015, the record date for the extraordinary general meeting, the Sponsors and certain other shareholders party to the Voting Agreement beneficially owned and were entitled to vote, in the aggregate, approximately 64,330,591 Shares or approximately 78% of our total Shares outstanding on that date, and have agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and in favor of any other matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger, pursuant to the Voting Agreement.

The Sponsors, the other shareholders party to the Voting Agreement, our directors and executive officers will receive the same US$31.00 per Share, less any applicable withholding taxes, for their outstanding Shares in Avolon as our other shareholders. For further information with respect to the ownership of the Shares of our directors and executive officers, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

As a result of the Merger, all unvested Company Options will be accelerated and all holders of Company Options will be entitled to receive a cash amount equal to the product of (i) the excess, if any of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such Company Option, less any applicable withholding taxes. As of September 25, 2015, the Company’s directors and officers as a group held an aggregate of 930,280 Company Options. For further information with respect to the Company Options held by our directors and executive officers, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

As a result of the Merger, each Company RSU will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by US$31.00, less any applicable withholding taxes. We estimate that the total amount to be paid to the directors of the Company in connection with Company RSUs will be approximately US$467,743 (less any amounts required to be withheld or deducted with respect to the making of such payment under any applicable law). For further information with respect to the Company RSUs held by our directors, see “Ownership of Shares, Company Options and Company RSUs by Certain Beneficial Owners, Directors and Executive Officers.”

Governmental and Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated under the HSR Act, the merger may not be completed until each party files a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the U.S. Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. If the Antitrust Division or the FTC issues a Request for Additional Information and Documentary Material (which we refer to in this proxy statement as a second request) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

Other Regulatory Approvals

The Merger Agreement provides that the merger is also subject to approval by governmental authorities in other jurisdictions under the antitrust and competition laws of those jurisdictions. Under the Merger Agreement, the parties’ obligations to complete the merger are conditioned on the receipt of approvals, consents or clearances required in connection with the transactions contemplated by the Merger Agreement under the rules of antitrust and competition law authorities in Germany, Mexico, and Russia.

In addition to the regulatory approvals described above, the transactions may require the approval of other governmental authorities under foreign regulatory laws, such as under foreign merger control laws. Neither Avolon nor HNA is currently aware of any material governmental approvals or actions that are required for completion of the transactions other than those described above. It is currently contemplated that if any such additional material governmental transactions approvals or actions are required, those approvals or actions will be sought. Further, consummation of the Transactions is subject to obtaining clearance thereof from the Shenzhen Stock Exchange.

Shenzhen Stock Exchange Approval; Parent and Merger Sub Approval

The Merger Agreement provides that the Merger is subject to the Shenzhen Stock Exchange granting clearance of the Transactions (such approval, the “SZSE Approval”). The Merger Agreement further provides that the Merger is subject to the approval by the affirmative votes of a number of shares of Parent and Merger Sub, respectively, that is sufficient under Parent’s respective organizational documents and applicable law to approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

Concurrently with the execution of the Merger Agreement, Parent delivered to the Company a copy of the written special resolution, passed in accordance with the memorandum and articles of association of Merger Sub, by Global Aviation Leasing Co., Ltd., in its capacity as the holder of 100% of the issued and outstanding shares of Merger Sub, approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

The Merger Agreement requires that Parent hold an extraordinary shareholders meeting to approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger (the “Parent Shareholder Meeting”), no later than the sixteenth calendar day after receipt of the SZSE Approval. Applicable law requires the affirmative vote of at least 2/3 of the Parent shares casting vote at the Parent Shareholder Meeting.

In connection with the execution of the Merger Agreement, two affiliates of HNA Group (together, the “Bohai Shareholders”) who owned 53.04% of the outstanding shares of Parent as of September 3, 2015 and the Company entered into the Parent Voting Agreement pursuant to which the Bohai Shareholders agreed to vote their shares of Parent in favor of approving the Merger Agreement and the Transactions at the Parent Shareholder Meeting.

Deregistration and Delisting of Shares

As promptly as practicable after the Effective Time, Parent will use its reasonable best efforts to cause the delisting of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act.

PROPOSAL 2

ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Proposal to Adopt the Amended and Restated Memorandum and Articles of Association

In connection with the consummation of the Merger, we are asking our shareholders to vote to approve the amended and restated memorandum and articles of association of the Company in the form attached to the Cayman Plan of Merger at the Effective Time.

Board of Directors Recommendation

Our board of directors unanimously recommends that you vote “FOR” the special resolution to amend and restate the Company’s memorandum and articles of association on the Effective Date.

PROPOSAL 3

DECREASE AND AMENDMENT OF AUTHORIZED SHARE CAPITAL

The Proposal to Decrease and Amend the Authorized Share Capital of the Company

In connection with the consummation of the Merger, we are asking our shareholders to vote to approve decrease and amendment of the authorized share capital of the Company on the Effective Date from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each, to US$3,000, divided into 750,000,000 ordinary shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.0001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each.

Board of Directors Recommendation

Our board of directors unanimously recommends that you vote “FOR” the ordinary resolution to approve decrease and amendment of the authorized share capital of the Company on the Effective Date from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each, to US$3,000, divided into 750,000,000 ordinary shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.0001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each.

PROPOSAL 4

AUTHORITY TO ADJOURN THE EXTRAORDINARY GENERAL MEETING

The Adjournment Proposal

If at the extraordinary general meeting the chairman determines it is necessary adjourn the extraordinary general meeting in the following circumstances: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction (as defined in the Merger Agreement) that constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting the number of Shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting, the chairman may determine to adjourn the meeting in accordance with the articles of association of the Company. In each case, under the terms of the Merger Agreement, the extraordinary general meeting may be adjourned to a date that is no later than 45 days after the date for which the extraordinary general meeting of the shareholders of the Company was originally scheduled in this proxy statement.

If the chairman determines that it is necessary to adjourn the extraordinary general meeting, we will ask our shareholders to vote only upon the proposal to adjourn the extraordinary general meeting, and not the proposal to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, the proposal to adopt amended and restated memorandum and articles of association of the Company on the Effective Date or the proposal to amend the Company’s authorized share capital on the Effective Date.

In this proposal, we are asking you to authorize the holder of any proxy solicited by our board of directors to vote in favor of the proposal to adjourn the extraordinary general meeting to another time and place. If the shareholders approve the proposal to adjourn the extraordinary general meeting, we could adjourn the extraordinary general meeting and use the additional time to solicit additional votes, including the solicitation of votes from shareholders that have previously voted, or to assess the desirability and superiority of an alternative proposal and negotiate the terms of such offer.

Board of Directors Recommendation

Our board of directors unanimously recommends that you vote “FOR” the ordinary resolution to adjourn the extraordinary general meeting for up to 45 days if considered necessary by the chairman in the circumstances set forth above.

THE MERGER AGREEMENT AND CAYMAN PLAN OF MERGER

The following describes certain material provisions of the Merger Agreement and the Cayman Plan of Merger, which are attached as Annex A to this proxy statement and which are incorporated by reference herein. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement and the Cayman Plan of Merger. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement and the Cayman Plan of Merger that is or may be important to you. Avolon encourages you to read carefully the Merger Agreement and the Cayman Plan of Merger in their entirety before making any decisions regarding the Merger because these are the principal documents governing the Merger.

The Merger Agreement and the Cayman Plan of Merger and the summary of their terms have been included to provide you with information regarding the terms of the Merger Agreement and the Cayman Plan of Merger. Factual disclosures about Avolon contained in this proxy statement or in Avolon’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Avolon contained in the Merger Agreement and the Cayman Plan of Merger and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Avolon were qualified and subject to important limitations agreed to by Avolon in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement and the Cayman Plan of Merger and in accordance with the Cayman Companies Law, at the Effective Time (as defined below), the Company will merge with and into Merger Sub, a wholly owned subsidiary of Parent and a party to the Merger Agreement. The Company will survive the Merger as an indirect wholly-owned subsidiary of Parent (following the Merger, the Company is referred to in this proxy statement as the “Surviving Corporation”) and the separate corporate existence of Merger Sub will cease.

Effective Time; Closing

The Effective Time will occur at the time when the Cayman Plan of Merger has been registered by the Registrar or such later time as Merger Sub and Avolon may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Unless the Company, Parent and Merger Sub agree otherwise, the closing of the Merger will occur on the third business day after the day on which each of the conditions to the Merger set forth in Article VII of the Merger Agreement have been satisfied or waived (referred to in this proxy statement as the “Closing Date”).

We expect that the Effective Time will occur by the end of the first quarter of 2016, after (and assuming that) all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of Surviving Corporation

At the Effective Time, the memorandum and articles of association in the form attached as Annex B to the Merger Agreement will be the memorandum and articles of association of the Surviving Corporation. The directors of the Surviving Corporation will be Jin Chuan, Wang Hao, Dómhnal Slattery and John Higgins and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time.

Merger Consideration

The Merger Agreement provides that each common share, par value US$0.000004, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares the holders of which have validly exercised and not effectively withdrawn, failed to perfect or lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Companies Law) will be cancelled and converted into the right to receive the per Share Merger Consideration of US$31.00 in cash, without interest, less any applicable withholding taxes.

Each ordinary share of Merger Sub, par value US$1.00 issued and outstanding immediately prior to the Effective Time, will be converted into and become one validly issued, fully paid and nonassessable ordinary share, par value US$0.000004, of the Surviving Corporation.

Company Options and Company RSUs

At the Effective Time, the Company will terminate the Avolon Equity Incentive Plan 2014 (the “Share Incentive Plan”) and any relevant award agreements entered into thereunder. At the Effective Time, each outstanding and unexercised Company Option will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the product of (i) the excess, if any, of US$31.00 over the exercise price of such Company Option and (ii) the number of Shares underlying such option, less any applicable withholding taxes.

Furthermore, at the Effective Time, each Company RSU will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time), a cash amount equal to the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by US$31.00, less any applicable withholding taxes.

Withholding

The parties to the Merger Agreement have acknowledged and agreed that under applicable Tax Laws in effect as of the date of the Merger Agreement, there is no withholding required from the per Share Merger Consideration payable with respect to the Shares, other than U.S. backup withholding required with respect to holders of Shares who fail to provide any form or other documentation required by the Internal Revenue Service (“IRS”) to prevent such withholding. However, there may be withholding under applicable Tax Laws from the amounts payable in respect of Company Options or the amounts payable in respect of Company RSUs in connection with the employment or appointment as director of holders of Company Options and Company RSUs.

If Parent, the Surviving Corporation or the paying agent determines that withholding is required under applicable Law and permitted under the Merger Agreement, Parent shall notify the Company in writing as soon as practicable (and in any event at least five (5) days prior to the Closing Date) to provide the shareholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to ensure such withholding does not arise.

Parent, the Surviving Corporation and the paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares, Company Options or

Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares, Company Options and Company RSUs or (2) required pursuant to a written demand received by Parent or the Paying Agent from a taxing authority after the date of the Merger Agreement but on or prior to the Closing Date.

By accepting the consideration payable pursuant to the Merger Agreement, each holder of Shares, Company Options or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to the Merger Agreement.

Conditions to the Completion of the Merger

The obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, shall have been authorized and approved by a special resolution passed by the holders of at least two-thirds of the Shares of the Company entitled to vote on the approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, voting in person or by proxy at the extraordinary general meeting of the Company, at which a quorum is present. Pursuant to the Voting Agreement, holders of approximately 78% of the Shares entitled to vote at the extraordinary general meeting have agreed to appear or cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, shall have been authorized and approved by the affirmative votes of a number of shares of Parent and Merger Sub, respectively, that is sufficient under Parent and Merger Sub’s respective organizational documents and applicable law to approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at shareholder meetings of Parent and Merger Sub. Pursuant to the Parent Voting Agreement, holders of approximately 53.04% of the shares of Parent as of September 3, 2015 have agreed to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the Parent Shareholder Meeting. Merger Sub’s sole shareholder has already approved the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby;

•	no governmental authority of competent jurisdiction has issued any writ, injunction, judgment, decree or executive or other order that is then in effect enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions;

•	the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including the Merger, under antitrust laws in the U.S., Germany, Russia and Mexico (the “Antitrust Laws”) shall have been terminated or shall have expired, and any necessary consents, approvals, authorizations, filings or notifications under such Antitrust Laws shall have been obtained or made; and

•	the Shenzhen Stock Exchange approval (“SZSE Approval”) shall have been obtained, granting clearance with respect to the Transactions.

In addition, Parent’s and Merger Sub’s obligations to effect the Merger are subject to the following additional conditions:

•	the representations and warranties of the Company relating to Fundamental Representations (as defined below) shall be true and correct, except for certain de minimis inaccuracies that do not increase the aggregate merger consideration by more than US$500,000, as of the Closing Date;

•	all other representations and warranties of the Company contained in the Merger Agreement shall be true and correct (ignoring for such purpose any reference to “materiality” or “Company Material Adverse Effect” (as defined below) contained in such representations and warranties), as of the Closing Date, except where the failure to be true and correct has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

•	the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•	the Company shall have delivered to Parent an officer’s certificate certifying that the preceding conditions have been satisfied; and

•	no Company Material Adverse Effect shall have occurred from the date of the Merger Agreement until the Closing Date.

In addition, the Company’s obligations to effect the Merger are subject to the following additional conditions:

•	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement must be true and correct (ignoring for such purpose any reference to “materiality” contained in such representations and warranties), as of the Closing Date, except where the failure to be true and correct, individually or in the aggregate, have not, and would not, reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions;

•	Parent and Merger Sub must have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date; and

•	Parent must have delivered to the Company an officer’s certificate certifying that the preceding conditions have been satisfied.

For purposes of the Merger Agreement, “Fundamental Representation” means the representations and warranties contained in Section 3.01(a), 3.02, 3.03(a), 3.04, and 3.21 of the Merger Agreement which relate to the Company and certain of its subsidiaries’ organization and qualification and the Company and certain of its subsidiaries’ memorandum and articles of association, the Company’s share capital, the Company’s authority relative to the Merger Agreement, and the inapplicability of takeover provisions with respect thereto.

For purposes of the Merger Agreement, “Company Material Adverse Effect” means a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following either alone or in combination, constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) changes affecting the general economic, regulatory or political conditions (or changes therein) or changes in the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any authoritative interpretation thereof; (iii) changes in applicable Law or directives or policies of a Governmental Authority of general applicability, or any authoritative interpretation, implementation or enforcement thereof; (iv) changes generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement and pendency of the Merger Agreement or any actions contemplated under the Merger Agreement (including actions to consummate the Transactions, including the Merger) or the identity of Parent and its Affiliates, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company as a result thereof; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, (it being understood that the facts or occurrences giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, declarations, outbreaks or escalations of war, acts of sabotage or terrorism or major hostilities or other force majeure events; (viii) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or (x) any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other Proceedings in connection with the Merger Agreement, the Merger or any other Transaction; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above shall be excluded in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur only if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries or markets in which the Company and its Subsidiaries conduct their businesses.

Company Shareholders’ Meeting

The Company has agreed to convene a meeting of its shareholders (“Shareholders’ Meeting”) for the purpose of approving and authorizing the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, by the Company shareholders as soon as practicable (but in any event within 45 days following the date of the Merger Agreement). The Company, Parent and Merger Sub have agreed that notwithstanding the obligation of the Company under the Merger Agreement to convene the Shareholders’ Meeting within 45 days following the date of the Merger Agreement, the Company will convene the Shareholders’ Meeting on or before October 21, 2015. Under the Merger Agreement, the Company has agreed to, through its board of directors, recommend to its shareholders that they approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and to include its recommendation in this proxy statement.

The Company may adjourn the Shareholders’ Meeting, if necessary as determined by the chairman, under certain circumstances, including: (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to shareholders within a reasonable amount of time in advance of the extraordinary general meeting, (ii) if such adjournment is necessary and desirable to obtain an affirmative vote in favor of the special resolution authorizing and approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction (as defined in the Merger Agreement) that constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for the extraordinary general meeting, the number of Shares present (in person or by proxy) is insufficient to constitute a quorum necessary to conduct the business of the extraordinary general meeting. Parent may, after consultation with the board of directors of the Company, also request that the extraordinary general meeting be adjourned to allow reasonable additional time for filing, mailing and review by Company shareholders of any supplemental or amended disclosure material. In each case, the extraordinary general meeting may be adjourned to a date that is no later than 45 days after the date for which the extraordinary general meeting of the shareholders of the Company was originally scheduled in this proxy statement.

Financing

The obligations of Parent under the Merger Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger and the other Transactions.

Pursuant to the Guarantee, HNA Group has guaranteed to the Company complete payment and performance of Parent’s obligation to pay the purchase price at the closing of the Merger or the Parent Termination Fee if and when payable. To the extent that Parent obtains a debt financing commitment from a reasonably satisfactory financial institution on terms reasonably satisfactory to Avolon prior to the closing of the Merger, HNA Group’s guaranteed obligations under the Guarantee will be reduced dollar-for-dollar by the amount of such debt financing commitment.

Regulatory Matters

Parent and the Company have agreed to make any filings required of them or any of their Affiliates under the Antitrust Laws and to obtain SZSE Approval and to cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority.

Parent has agreed not to acquire or agree to acquire any entity if the entry into a definitive agreement with such entity would be reasonably expected to (i) impose any delay in obtaining or increase the risk of not obtaining any authorizations or consents necessary to consummate the Transactions, (ii) significantly increase the risk of a Governmental Authority prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions.

Parent has also agreed to take actions necessary to obtain the waiver or consent from any Governmental Authority or expiration or termination of the waiting period under the Antitrust Laws, including the sale, divestiture or disposition of assets and termination of existing relationships and contractual rights and obligations.

No Solicitation of Other Transactions

Under the terms of the Merger Agreement, the Company and its Subsidiaries may not, directly or indirectly, (i) solicit, initiate, purposefully encourage or take any other action designed to facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement), (ii) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide nonpublic information relating to the Company or any of its Subsidiaries to, any third party in connection with such inquiries or to obtain such proposal or offer that would be reasonably be expected to lead to a Competing Transaction, (iii) enter into any agreement with respect to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or contract or commitment contemplating or otherwise relating to any Competing Transaction other than to the extent permitted pursuant to the provisions described below under “No Change in Recommendation”, or (iv) waive, amend or release any standstill, confidentiality or similar agreement or takeover provision in respect of a Competing Transaction. Except to the extent permitted pursuant to the provisions described below under “No Change in Recommendation”, upon the execution of the Merger Agreement the Company and its subsidiaries and their respective representatives agreed to immediately cease and terminate all existing activities, discussions or negotiations with any third parties existing as of the date of the Merger Agreement regarding a Competing Transaction.

Notwithstanding the forgoing provisions, if, prior to obtaining the required shareholder authorization and approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, the Company receives an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction from any person that did not result from a breach by the Company of its obligations under the Merger Agreement that are summarized in the above paragraph, the Company and its representatives may (i) contact such person to clarify the terms and conditions of the proposal or offer so as to determine whether such proposal constitutes or is reasonably expected to result in a Superior Proposal (as defined in the Merger Agreement) and (ii) furnish nonpublic information to (subject to specified confidentiality and standstill undertakings) and enter into discussions with such person to the extent that the Company’s board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal or offer constitutes or is reasonably likely to result in a Superior Proposal; provided, that the Company will provide to Parent copies of all nonpublic information (to the extent such information has not been previously disclosed to Parent) that is made available to any such person who has made such a proposal or offer substantially concurrently with the time it is provided to such person and keep Parent reasonably informed on a current basis of the status of any such proposal, including any material change thereto.

For purposes of the Merger Agreement, a “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or certain of its subsidiaries, (ii) any sale, lease, license, exchange, transfer or other disposition, directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets or businesses that constitutes or represents 15% or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries, (iii) any issuance, sale, exchange, transfer or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of 15% or more of any class of equity securities of the Company or certain of its subsidiaries, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

For purposes of the Merger Agreement, a “Superior Proposal” means a bona fide written proposal or offer, on its most recently amended or modified terms, if amended or modified, with respect to a Competing Transaction, (i) that was not obtained in breach of the Merger Agreement , (ii) that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis), or all or substantially all the total voting power of the Shares or other equity securities, of the Company and (iii) that the Company’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant conditions, events and circumstances), and (x) would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of the Merger Agreement proposed by Parent in response to such proposal or otherwise) or (y) the Company’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, is more likely to be consummated on a timely basis than the Transactions; provided that if Parent has obtained debt financing from a financial institution and on terms reasonably satisfactory to the Company’s board of directors and the Company’s board of directors has provided written confirmation that such debt financing is reasonably satisfactory to the Company’s board of directors (such confirmation not to be unreasonably withheld, conditioned or delayed, it being agreed and acknowledged that Bank of China Limited is reasonably satisfactory for this purpose), and such debt financing (A) remains available on the terms and conditions contemplated by such debt financing and (B) has not been modified, amended, supplemented or replaced (unless such modification, amendment, supplement or replacement is reasonably satisfactory to the Company’s board of directors), then, in addition to the other requirements set forth herein, a written proposal or offer with respect to a Competing Transaction shall not be deemed a “Superior Proposal” unless (1) it is secured by firm commitments for all necessary financing of the Transactions and is not subject to any financing condition, and (2) it would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of the Merger Agreement proposed by Parent in response to such proposal or otherwise).

No Change of Recommendation

Under the Merger Agreement, the board of directors of the Company may not:

•	change, withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or propose (publicly or otherwise) to change, withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the board’s recommendation to the shareholders of the Company to vote in favor of the authorization and approval of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, it being understood that taking a neutral position or no position with respect to a Competing Transaction shall be considered an amendment to or adverse modification of the board’s recommendation; or

•	subject to certain exceptions, (i) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Transaction, (ii) take any action to make the provisions of any takeover provision inapplicable to any Competing Transaction or to waive or modify any standstill agreement to which the Company or any of its subsidiaries is a party, or (iii) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, contract, commitment or obligation with respect to any Competing Transaction.

However, notwithstanding the foregoing, the board of directors of the Company may change, withhold, withdraw, qualify or modify its recommendation to the shareholders prior to obtaining the required shareholder approval if (i) the Company has received an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not initiated or solicited in breach of the provisions described above under “No Solicitation of Transactions” and (ii) the board of directors of the Company determines in its good faith judgment, after consultation with its financial advisors and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and that to make a change to its recommendation is in the best interest of the Company and its shareholders; provided, however, that prior to taking such action:

•	the board of directors of the Company has given prior written notice to Parent at least three (3) business days prior to effecting a change in its recommendation, advising Parent that the Company’s board of directors has received a Superior Proposal, specifying the identity of the person making the Superior Proposal and the material terms and conditions thereof, and indicating that the Company’s board of directors intends to change its recommendation and the manner in which it intends (or may intend) to do so; and

•	the Company has negotiated in good faith with Parent during the period described in the immediately preceding bullet point with respect to any revised proposal from Parent in respect of the terms of the transactions contemplated by the Merger Agreement, including the Merger.

Termination

The Merger Agreement may be terminated at any time before the Effective Time under the following circumstances:

•	by mutual written consent of the Company (with approval of its board of directors) and Parent;

•	by either the Company or Parent, if:

•	the Merger has not been completed on or before the January 15, 2016; provided, that either the Company or Parent may extend such date until February 28, 2016, if all conditions other than certain regulatory or antitrust conditions under the Merger Agreement have been satisfied; and provided further that if the Committee on Foreign Investment in the United States (“CFIUS”) has initiated and not closed a review or investigation of the Transactions, either the Company or Parent may further extend such date to a date no later than March 31, 2015 (such date, as may be extended as described herein, the “Outside Date”);

•	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final, non-appealable order that, or taken any other final and non-

appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions;

•	the Company shareholders do not approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, at the extraordinary general meeting or at any adjournment thereof; or

•	the board of directors of the Company has effected a change in its recommendation to the shareholders;

•	by the Company, if:

•	Parent or Merger Sub have breached any of their representations, warranties, covenants or agreements under the Merger Agreement, in each case, such that a condition to closing would not be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but no later than the Outside Date) after receipt of written notice of such breach; provided, that this termination right is not available to the Company if the Company is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement and such breach would give rise to a failure to a condition to closing;

•	all of Parent and Merger Sub’s conditions to closing have been satisfied and the Company has delivered to Parent an irrevocable written notice that it is ready, willing and able to consummate the closing but Parent and Merger Sub fail to complete the closing within three (3) business days following the date on which the closing should have occurred pursuant to the Merger Agreement; or

•	prior to receipt of the shareholder vote approving and authorizing the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, (i) the board of directors of the Company has authorized the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal in compliance with the provisions of the Merger Agreement, (ii) the Company concurrently with or immediately after the termination of the Merger Agreement enters into such definitive agreement, and (iii) the Company pays to Parent the Company Termination Fee, described below under “Termination Fees”.

•	by Parent, if:

•	the Company has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, in each case, such that a condition to closing would not be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but no later than the Outside Date) after receipt of written notice of such breach; provided, that this termination right is not available to Parent if Parent or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements under the Merger Agreement and such breach would give rise to a failure to a condition to closing.

Termination Fees

The Company is required to pay Parent a termination fee (the “Company Termination Fee”) of US$100 million, if:

•

(a) a Competing Transaction is made public or otherwise become publicly known, submitted or proposed after the date of the Merger Agreement and prior to the extraordinary general meeting (or prior to the termination of the Merger Agreement, if there has been no extraordinary general meeting), (b) following the occurrence of an event described in the preceding clause (a), the Merger Agreement is terminated by the Company or Parent, and (c) within 12 months after the termination of the Merger Agreement, the Company or any of its subsidiaries consummates any Competing Transaction with the third party who made such Competing Transaction proposal in clause (a); provided, that for purposes of determining whether a Company Termination Fee is payable under such circumstances, all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

•	the Merger Agreement is terminated by either the Company or Parent due to a change of recommendation by the board of directors of the Company to the shareholders of the Company to approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger;

•	the Merger Agreement is terminated by the Company prior to receipt of the approval of the shareholders of the Company at the extraordinary general meeting in order to enter into a definitive agreement providing for the implementation of a Superior Proposal; or

•	the Merger Agreement is terminated by Parent due to a breach by the Company of its representations, warranties, covenants or agreements in the Merger Agreement, in each case, such that a condition to closing cannot be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but not later than the Outside Date) after written notice of such breach.

Parent is required to pay the Company a reverse termination fee (the “Parent Termination Fee”) of US$350 million, if:

•	(a) the Merger Agreement is terminated by either the Company or Parent because the Effective Time has not occurred as of the Outside Date, (b) one or more of the following conditions has not been satisfied: (i) the condition that no governmental authority in the People’s Republic of China has enacted, issued, promulgated, enforced or entered any final, non-appealable order that, or has taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions, (ii) the condition that the shareholder approval of each of Parent and Merger Sub has been obtained, (iii) the condition that all necessary consents, approvals, authorizations or filings under Chinese antitrust laws shall have been obtained and (iv) the condition that the SZSE Approval has been obtained and (c) all other conditions to closing of the Company, Parent and Merger Sub have been satisfied;

•	the Merger Agreement is terminated by either the Company or Parent because a governmental authority of the People’s Republic of China has enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

•	the Merger Agreement is terminated by either the Company or Parent because the Merger has not occurred by March 31, 2016 as a result of CFIUS review; or

•	the Merger Agreement is terminated by the Company due to

•	(i) a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements in the Merger Agreement, in each case, such that a condition to closing cannot be satisfied and such breach or inaccuracy is incurable or, if curable, is not cured within 30 days (but not later than the Outside Date) after written notice of such breach, or (ii) all of Parent’s and Merger Sub’s conditions to closing are satisfied and the Company has delivered to Parent an irrevocable written notice that it is ready, willing and able to consummate the closing and Parent and Merger Sub fail to complete the closing within three (3) business days following the date on which the closing should have occurred pursuant to the Merger Agreement.

Voting Agreements

Voting Agreement

In connection with the execution of the Merger Agreement, the Sponsors and certain other shareholders entered into a Voting Agreement, dated as of September 3, 2015, by and among Bohai, Merger Sub and the Sponsors and such shareholders pursuant to which the Sponsors and such shareholders agreed to appear or otherwise cause all such Shares to be present at the extraordinary general meeting and to vote in favor of the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and in favor of any other matter necessary to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Cayman Plan of Merger, including the Merger. As of September 3, 2015, the Sponsors and such shareholders collectively owned 64,330,591 Shares (representing approximately 78% of the Shares entitled to vote at the extraordinary general meeting). The Voting Agreement is attached to this proxy statement as Annex B. Exhibit A to the Voting Agreement includes a schedule listing each of the Sponsors and each other shareholder party thereto and the number of Shares each Sponsor and each other shareholder party thereto owned as of September 3, 2015.

Parent Voting Agreement

In connection with the execution of the Merger Agreement, two affiliates of HNA Group (together, the “Bohai Shareholders”) who owned 53.04% of the shares of Parent as of September 3, 2015 and the Company entered into the Parent Voting Agreement pursuant to which the Bohai Shareholders agreed to vote their shares of Parent in favor of approving the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby at the meeting of Parent’s shareholders to approve the Merger Agreement, the Cayman Plan of Merger and transactions contemplated thereby, including the Merger (the “Parent Shareholder Meeting”). Under the terms of the Merger Agreement, Parent is required to hold the Parent Shareholder Meeting no later than the sixteenth calendar day after the SZSE Approval has been obtained. It is a condition to the completion to the Merger that at least 2/3 of the Parent shares that cast votes at the Parent Shareholder Meeting vote in favor of approving the Merger and the Transactions.

Fees and Expenses

All out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, shall be paid by the party incurring such expense, whether or not the Transactions are consummated; provided that (i) Parent shall be responsible for all transfer taxes and (ii) each of the Company and Parent shall be responsible for one-half of the filing fees in connection with any filings, applications or submissions under U.S., German, Russian or Mexican antitrust laws.

Conduct of Business Pending the Merger

Under the Merger Agreement, the Company has undertaken certain covenants that place restrictions on it from the date of the Merger Agreement until the Effective Time, subject to actions taken as required by applicable law or as otherwise may be required or expressly contemplated by the Merger Agreement, or unless Parent gives its prior written consent (which cannot be unreasonably withheld, conditioned or delayed).

In general, except as qualified in the Merger Agreement and the Company Disclosure Letter, the Company has agreed to conduct business in the ordinary course and has agreed not to (and to not allow its subsidiaries to) take certain actions. Such prohibited actions include, among others, an undertaking not to (i) pay dividends or otherwise make distributions to shareholders, (ii) split, combine or reclassify Shares or issue new equity interests, (iii) change financial accounting policies or make or revoke any material tax elections, (iv) amend organizational documents, adopt a plan of liquidation, a plan of merger, a shareholder rights plan or convene any meeting not required by law, (v) issue, sell, pledge, charge, dispose of or encumber ownership interest in the Company, (vi) acquire any Shares of its share capital or any rights, warrants or options other than the acquisition of Shares from a holder of a Company Option or Company RSU, (vii) incur any indebtedness (other than indebtedness that meets criteria specified in the Merger Agreement), (viii) enter into any transaction that would require the approval of certain of the Company’s shareholders under the Existing Shareholders’ Agreement, (ix) make any conveyance, transfer, investment or acquisition in an aggregate amount in excess of US$25,000,000 (other than sales, conveyances, transfers or other dispositions of aircraft or aircraft engines or other aircraft parts in the ordinary course of business), (x) increase compensation except in the ordinary course (except that increases in the aggregate shall not amount to a greater than 2.5% increase prior to December 31, 2015) and (xi) cancel material indebtedness except in the ordinary course.

Litigation; Other Matters

Prior to the Effective Time, the Company agrees to give prompt notice to Parent of proceedings commenced or, to the Company’s knowledge, threatened, and Parent agrees to give prompt notice to the Company of proceedings commenced, or, to Parent’s knowledge, threatened, in each case against any party or its directors by any person, including a Governmental Authority, relating to this Transaction. Each of the Company and Parent must keep the other party reasonably informed regarding proceedings and give the other party an opportunity to participate in the defense or settlement of such proceeding (at such parties’ own cost and expense). The settlement of a proceeding requires the prior written consent of both Parent and the Company.

Public Announcements

The Company and Parent have agreed to consult with each other before issuing any press release or other public statement, scheduling a press conference or having other communication with the press, with the exception of any release or announcement made by the Company that relates to a Superior Proposal or any such press release, communication, other public statement or press conference as may be required by applicable law or the NYSE.

Additional Covenants

The Merger Agreement also contains additional agreements relating to, among other things, access to information and notification of certain matters.

Indemnification; Exculpation and Insurance

The Merger Agreement provides that all indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and officers will continue in full force and effect after the Merger and the indemnification and exculpation provisions of the memorandum and articles of association of the Surviving Corporation shall be no less favorable to the current and former directors or officers of the Company or any of its Subsidiaries (“Indemnified Parties”) than the governing documents of the Company. The indemnification, advancement and exculpation provisions in the indemnification agreements or governing documents may not be amended, repealed or otherwise modified for a period of six years from the Effective Time.

The Company shall purchase and prepay a “tail” directors’ and officers’ liability policy for a period of no less than six years after the Effective Time, with terms and conditions no less advantageous to the indemnified parties than the policies maintained by the Company, except that aggregate premiums for such policy shall not be in excess of US$950,000.

The Merger Agreement also provides that, from and after the Effective Time, each of Parent and the Surviving Company will and will cause their respective subsidiaries to indemnify and hold harmless the Indemnified Parties from all damages arising out of (i) the fact that the Indemnified Party was a director, officer, employee of the Company or any of its subsidiaries, (ii) acts or omissions occurring prior to or at the Effective Time, to the extent provided under the Company’s (or relevant subsidiaries’) governing documents and to the extent permitted by the Cayman Companies Law or other applicable law or (iii) acts or omissions in such person’s official capacity as fiduciary of the Company or any of its Subsidiaries if such service was at the request or benefit of the Company or its Subsidiaries.

The Merger Agreement provides that, in the event of the Company or Surviving Corporation’s merger, consolidation, or transfer of all or substantially all of its assets, the successors and assigns of the Company or Surviving Corporation, or the Parent (at Parent’s option) shall assume the indemnification and exculpation obligations.

Representations and Warranties

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in the Company Disclosure Letter delivered to Parent in connection with the execution of the Merger Agreement, or as set forth in any certificates, reports, forms, statements and other documents filed with the SEC prior to the date of the Merger Agreement.

These representations and warranties relate to, among other things:

•	corporate organization and similar corporate matters;

•	share capital;

•	approval and authorization of the Merger Agreement;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the Merger Agreement and non-contravention;

•	absence of litigation;

•	brokers fees and expenses;

•	compliance with law;

•	financial statements;

•	SEC filings;

•	absence of undisclosed liabilities;

•	absence of certain events;

•	employees and employment-related matters; and

•	real property.

Additional representations and warranties made only by the Company relate to, among other things:

•	subsidiaries;

•	capital structure;

•	SEC documents;

•	undisclosed liabilities;

•	compliance with applicable laws;

•	material contracts;

•	affiliated transactions;

•	absence of a shareholders’ rights plan or “poison pill” agreement and inapplicability of any anti-takeover law to the Transactions;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	insurance; and

•	the opinion provided to the Company by JPM and Morgan Stanley.

Additional representations and warranties made only by Parent and Merger Sub relate to, among other things, ownership of Merger Sub.

The representations and warranties in the Merger Agreement of each of the Company, Parent and Merger Sub will not survive the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms.

Waiver

At any time prior to the Effective Time, the parties may, with respect to Parent or Merger Sub, by action taken by or on behalf of their respective boards of directors, and with respect to the Company, by action taken by or on behalf of the Company’s board of directors (i) extend the time for the performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement, (iii) waive compliance with any of the covenants or conditions contained in the Merger Agreement or (iv) waive the compliance with any agreement of any other party or any condition to its own obligations contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of the party or parties to be bound. The failure or delay of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

Amendment

The Merger Agreement may be amended by the parties at any time by written agreement signed by each of the parties of the Merger Agreement, subject to applicable law and except as otherwise provided in the Merger Agreement; provided, however, that after the Merger Agreement and Transactions have been approved by the Company’s shareholders, there may be made no amendment that reduces or changes the type of consideration that the shareholders will receive under the Merger Agreement.

Governing Law; Arbitration; Jurisdiction; Venue; Waiver of Jury Trial

The parties have agreed that the Merger Agreement will be governed by Delaware law, without regard to the conflicts of laws principles thereof, except that the relevant laws of the Cayman Islands will apply to matters relating to the corporate affairs of the Company.

Except with respect to disputes concerning Article II (exchange of securities; merger consideration), Article VII (conditions of the Merger), and Article VIII (termination) of the Merger Agreement, and disputes where a party is seeking specific performance or injunctive relief (collectively, “Non-Arbitration Matters”), the parties agreed that any legal action or proceeding arising out of the Merger Agreement or Transactions will be resolved by binding arbitration administered by the International Court of Arbitration of the International Chamber of Commerce to occur in New York, NY.

For Non-Arbitration Matters, each of the parties (i) submitted to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court is unavailable, any other court of the State of Delaware, or in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) and (iii) agreed to not bring any Non-Arbitration matter in any forum other than the aforementioned courts.

Specific Performance and Limits of Liability

The Merger Agreement provides that the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement (and each party waives any requirement for posting of any bond or other security as a prerequisite to obtaining an injunction, specific performance or equitable relief). The Merger Agreement provides that the parties will not assert that a remedy of specific performance is unenforceable or that a remedy at law would be adequate.

However, the remedy of specific performance will not be available against the Parent or Parent Group (as defined in the Merger Agreement) if the Parent Termination Fee has previously been paid, or the Company or Company Group (as defined in the Merger Agreement) if the Company Termination Fee has previously been paid. The parties agreed that the Company’s aggregate maximum liability under the Merger Agreement in no event will exceed the amount of the Company Termination Fee and that the Parent’s aggregate maximum liability under the Merger Agreement in no event will exceed the amount of the Parent Termination Fee.

DISSENTING SHAREHOLDER RIGHTS UNDER THE CAYMAN COMPANIES LAW

The following is a summary of the rights of holders of the Shares to dissent from the Merger and receive payment of the fair value of their Shares (referred to in this proxy statement as “Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex E to this proxy statement. If you are contemplating the possibility of dissenting from the Merger and exercising your Dissenters’ Rights, you should carefully review the text of Annex E, particularly the procedural steps required to exercise Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy and perfect the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A shareholder of the Company is entitled to payment of the fair value of his, her or its Shares upon dissenting from the Merger, provided that such shareholder follows the procedures summarized below:

1. you must give a written notice of objection (referred to in this proxy statement as a “Written Objection”) to the Company prior to the vote to authorize and approve the Merger. The Written Objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the resolution at the extraordinary general meeting;

2. within 20 days immediately following the date on which the vote approving the Merger is made, the Company must give written notice of the authorization (referred to in this proxy statement as the “Approval Notice”) to all shareholders who have served a Written Objection;

3. within 20 days immediately following the date on which the Approval Notice is given (referred to in this proxy statement as the “Dissent Period”), the dissenting shareholder must give a written notice of his, her or its decision to dissent (referred to in this proxy statement as a “Notice of Dissent”) to the Company stating his, her or its name and address, the number of Shares with respect to which he, she or it dissents and a demand for payment of the fair value of such Shares. The shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of his, her or its Shares (and the right to participate in court proceedings to determine the fair value of his, her or its Shares or the right to institute proceedings on the grounds that the Merger is void or unlawful). A dissenting shareholder must dissent in respect of all the Shares which he or she holds;

4. within seven (7) days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the Cayman Plan of Merger is filed with the Registrar, whichever is later, the Company, as the Surviving Corporation, must make a written offer (referred to in this proxy statement as a “Fair Value Offer”) to each dissenting shareholder to purchase his, her or its Shares at a price determined by the Company to be the fair value of such Shares;

5. if, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder agree upon the price to be paid for his, her or its Shares, the Company shall pay the shareholder the amount in money;

6. if, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30 day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (referred to in this proxy statement as the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, and the petition by the Company must be accompanied by a verified list containing the names and address of all shareholders who filed a Notice of Dissent and who have not agreed with the Company as to the fair value of their Shares (referred to in this proxy statement as the “Verified List”). A copy of the petition must be served on the other party. If the petition is filed by a dissenting shareholder, the Company must file the Verified List with the Grand Court within 10 days after the service of the petition; and

7. if a petition is timely filed and served, the Grand Court will determine the fair value of the Shares held by the dissenting shareholders as it finds are involved (together with a fair rate of interest, if any) and the costs of the proceeding and the allocation of such costs upon the parties. Any dissenting shareholder whose name appears on the Verified List and who the Grand Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of shareholders of the Company. As noted above, a dissenting shareholder must dissent in respect of all the Shares which he or she holds. If the Shares are registered in the name of a person who holds them in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are registered in the names of more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares which are registered in the name of another person, such as a broker, bank or other nominee, and who wishes to exercise Dissenters’ Rights directly in respect of such Shares, must act promptly to contact such person in order to become the registered holder of such Shares, in order to be able to exercise such Dissenters’ Rights in respect of such Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and shall receive the per Share Merger Consideration of US$31.00 in cash, without interest and less any applicable withholding taxes, for each Share you hold. You must send all notices to the Company to Avolon Holdings Limited, c/o Secretary at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the US$31.00 in cash, without interest and less any applicable withholding taxes, for each Share that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and Parent intend to assert that the per Share Merger Consideration of US$31.00 is equal to the fair value of each of your Shares.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights which you might otherwise be entitled by virtue of holding Shares, other than the right to institute proceedings to seek relief on the grounds that the Merger is void or unlawful.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

OWNERSHIP OF SHARES, COMPANY OPTIONS AND COMPANY RSUS BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information known to Avolon regarding the beneficial ownership of Shares, Company Options and Company RSUs as of September 25, 2015 by: (i) Avolon’s executive officers; (ii) each director of Avolon; (iii) each person known by Avolon to own beneficially more than five percent of the outstanding Shares; and (iv) all current directors and executive officers of Avolon as a group. Except as otherwise indicated, (i) all Shares are owned directly; and (ii) subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them. Unless otherwise noted below, the address for all shareholders is Avolon Holdings Limited, The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. The following table does not include reference to any Shares that may be deemed to be beneficially owned by Parent as a result of the Voting Agreement.

In general, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, under SEC rules, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date, but for purposes of the table below, vested Company Options are not included in “Shares Beneficially Owned” for directors and executive officers. The number of Shares beneficially owned by each shareholder is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under current rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same Shares.

Shares Beneficially Owned, Company Options and Company RSUs

Name and Address of Beneficial Owner:	Amount of Shares Beneficially Owned (1)	Percentage of Outstanding Shares	Company Options	Company RSUs
Cinven (2)(3)	15,500,521	18.80%	—	—
CVC Funds (2)(4)	14,308,195	17.36%	—	—
Oak Hill Capital Funds (2)(5)	13,115,870	15.91%	—	—
Vigorous (2)(6)	12,662,116	15.36%	—	—
Oak Hill Advisors Funds (2)(7)	5,166,848	6.27%	—	—

Directors and Executive Officers:	Amount of Shares Beneficially Owned (1)	Percentage of Outstanding Shares	Company Options	Company RSUs
Dómhnal Slattery (8)	1,081,218	1.31%	345,386	—
John Higgins (8)	462,424	*	217,276	—
Andy Cronin (8)	210,164	*	152,931	—
Tom Ashe (8)	213,258	*	152,931	—
Dick Forsberg (8)	96,333	*	21,209
Ed Riley (8)	56,683	*	40,547	—
Denis Nayden	—	—	—	—
Caspar Berendsen	—	—	—	—
Hamid Biglari	—	*	—	5,051
Margaret Cannella	—	*	—	5,051
Maxim Crewe	—	—	—	—
Douglas Kaden	—	—	—	—
Gary Perlin	—	*	—	5,051
Peter Rutland	—	—	—	—
Kamil Salame	—	—	—	—
All directors and executive officers as a group	2,120,080	2.57%	930,280	15,153

*	Less than 1%.
(1)	For purposes of this table, an individual is considered the beneficial owner of Shares if he or she directly or indirectly has or shares voting power or investment power, as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated Shares.
(2)	Cinven, CVC Funds, the Oak Hill Capital Funds, Oak Hill Advisors Funds and Vigorous are among the parties to the Shareholders’ Agreement. The Shareholders’ Agreement provides certain board nomination rights and imposes certain voting obligations in respect of such board nominees. Due to these voting obligations, each of these parties may be deemed to beneficially own all Shares beneficially owned by each other party that is subject to such voting obligations. The table above does not reflect Shares that may be deemed to be beneficially owned by such parties solely by virtue of the Shareholders’ Agreement.
(3)	Idamante S.à r.l. (“Idamante”) is the record owner of 14,308,195 Shares (the “Idamante Shares”). Fourth Cinven Fund (No. 1) Limited Partnership, Fourth Cinven Fund (No. 2) Limited Partnership, Fourth Cinven Fund (No. 3—VCOC) Limited Partnership, Fourth Cinven Fund (No. 4) Limited Partnership, Fourth Cinven Fund (UBTI) Limited Partnership, Fourth Cinven (MACIF) Limited Partnership (together, the “Limited Partnerships”), Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR (together with the Limited Partnerships and Fourth Cinven Fund Co-Investment Partnership, the “Cinven Funds”) collectively own more than 98.8% of Idamante. Each of the Limited Partnerships is managed and controlled by Cinven Limited. The Limited Partnerships, Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR are parties to an agreement whereby Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR act in accordance with the actions of the Limited Partnerships, meaning that Cinven Limited also effectively controls Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR. Each of the Cinven Funds, due to their common control, could be deemed to own beneficially each other’s securities, and therefore, each of the Cinven Funds may be deemed to own beneficially all of the Idamante Shares. Cinven Limited may also be deemed to own beneficially the Idamante Shares due to its control of the Cinven Funds, which collectively control Idamante. Cinven Capital Management (IV) Limited Partnership is the general partner of each of the Limited Partnerships, and Cinven Capital Management (G4) Limited is the general partner of Cinven Capital Management (IV) Limited Partnership, and as such, each may also be deemed to own beneficially the Idamante Shares due to their control of the Limited Partnerships. Cinven S.A. acts as manager of Fourth Cinven Fund FCPR, and as such, may also be deemed to own beneficially the Idamante Shares due to its control of Fourth Cinven Fund FCPR. The board of directors of Cinven Limited has the sole right to make decisions regarding the voting and disposition of the common shares of Idamante held by the Cinven Funds, and is therefore the controlling entity of Idamante.

Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership (“Railpen 2011”) is the record owner of 1,192,326 Shares (the “Railpen Shares”). Railpen 2011 is managed and controlled by Cinven Limited, and as such, Cinven Limited also may be deemed to own beneficially the Railpen Shares. Cinven Capital Management (IV) Limited Partnership is the general partner of Railpen 2011, and Cinven Capital Management (G4) Limited is the general partner of Cinven Capital Management (IV) Limited Partnership, and as such, each may also be deemed to own beneficially the Railpen Shares due to their control of Railpen 2011. The board of directors of Cinven Limited has the sole right to make decisions regarding the voting and disposition of the Shares held by Railpen 2011.

Mr. Berendsen and Mr. Crewe were appointed to the Board by Cinven. Mr. Berendsen and Mr. Crewe are currently partners at Cinven Partners LLP. Each of Mr. Berendsen and Mr. Crewe disclaims beneficial ownership of any Shares or interests of Avolon Holdings held or controlled by Cinven.

The principal business address for Cinven Limited is East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP.

(4)	AAIL Holdings S.à r.l. (“AAIL Holdings”) is the record owner of 14,308,195 Shares (the “AAIL Shares”). The Board of Directors of AAIL Holdings has the sole right to make decisions regarding the voting and disposition of the AAIL Shares. AAIL Holdings is wholly owned collectively by CVC European Equity
Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P.,

CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. (together, the “Limited Partnerships”), and the sole general partner of the Limited Partnerships is CVC European Equity V Limited. Each of the Limited Partnerships, due to their common control, could be deemed to beneficially own each other’s securities, and therefore each of the Limited Partnerships may be deemed to own all of the AAIL Shares. As the sole general partner of the Limited Partnerships, which collectively control AAIL Holdings, CVC European Equity V Limited also may be deemed to own beneficially the AAIL Shares. The Board of Directors of CVC European Equity V Limited has the sole right to make decisions regarding the voting and disposition of the common shares of AAIL Holdings held by the Limited Partnerships and is therefore the controlling entity of AAIL Holdings.

Mr. Rutland and Mr. Salame were appointed to the Board by CVC. Mr. Rutland is currently a partner at CVC Capital Partners and a member of CVC Capital Partners’ Financial Institutions Group. Mr. Salame is currently a partner at CVC Capital Partners and North America Head of CVC Capital Partners’ Financial Institutions Group. Each of Mr. Rutland and Mr. Salame disclaims beneficial ownership of any Shares or interests of Avolon Holdings held or controlled by CVC.

The principal business address for CVC European Equity V Limited is 1 Waverley Place, St. Helier, Jersey, JE1 1SG Channel Islands.

(5)	Avolon Holding Corporation (Luxembourg) I S.à r.l. (“Avolon Holdings I”) beneficially owns an aggregate of 5,902,143 Shares. Avolon Holdings I has the sole power to vote or direct the vote of 5,902,143 Shares and the sole power to dispose or to direct the disposition of 5,902,143 Shares.

Avolon Holding Corporation (Luxembourg) II S.à r.l. (“Avolon Holdings II”) beneficially owns an aggregate of 5,246,391 Shares. Avolon Holdings II has the sole power to vote or direct the vote of 5,246,391 Shares and the sole power to dispose or to direct the disposition of 5,246,391 Shares.

Avolon Holding Corporation (Luxembourg) III S.à r.l. (“Avolon Holdings III” and, together with Avolon Holdings I and Avolon Holdings II, each an “Oak Hill Avolon Entity” and collectively the “Oak Hill Avolon Entities”) beneficially owns an aggregate of 1,967,336 Shares. Avolon Holdings III has the sole power to vote or direct the vote of 1,967,336 Shares and the sole power to dispose or to direct the disposition of 1,967,336 Shares.

Oak Hill Capital Partners III, L.P. (“OHCP III”) is the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II. As the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II, OHCP III may be deemed to beneficially own an aggregate of 11,148,534 common shares. As the sole shareholder of Avolon Holdings I and the majority shareholder of Avolon Holdings II, OHCP III may be deemed to have the sole power to vote or direct the vote of 11,148,534 Shares and the sole power to dispose or to direct the disposition of 11,148,534 Shares.

OHCP III AAL COI, L.P. (“OHCP III AAL”) is the sole shareholder of Avolon Holdings III. As the sole shareholder of Avolon Holdings III, OHCP III AAL may be deemed to beneficially own an aggregate of 1,967,336 Shares. As the sole shareholder of Avolon Holdings III, OHCP III AAL may be deemed to have the sole power to vote or direct the vote of 1,967,336 Shares and the sole power to dispose or to direct the disposition of 1,967,336 Shares.

OHCP GenPar III, L.P. (“OHCP GP III”) is the sole general partner of both OHCP III and OHCP III AAL. As the sole general partner of OHCP III and OHCP III AAL, OHCP GP III may be deemed to beneficially own an aggregate of 13,115,870 Shares. As the sole general partner of OHCP III and OHCP III AAL, OHCP GP III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Shares and the sole power to dispose or to direct the disposition of 13,115,870 Shares.

OHCP MGP Partners III, L.P. (“OHCP MGP Partners III”) is the sole general partner of OHCP GP III. As the sole general partner of OHCP GP III, OHCP MGP Partners III may be deemed to beneficially own an aggregate of 13,115,870 Shares. As the sole general partner of OHCP GP III, OHCP MGP Partners III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Shares and the sole power to dispose or to direct the disposition of 13,115,870 Shares.

OHCP MGP III, Ltd. (“OHCP MGP III”) is the sole general partner of OHCP MGP Partners III. As the sole general partner of OHCP MGP Partners III, OHCP MGP III may be deemed to beneficially own an aggregate of 13,115,870 Shares. As the sole general partner of OHCP MGP Partners III, OHCP MGP III may be deemed to have the sole power to vote or direct the vote of 13,115,870 Shares and the sole power to dispose or to direct the disposition of 13,115,870 Shares.

Mr. Nayden and Mr. Kaden were appointed to the Board by the Oak Hill Capital Funds. Mr. Nayden is currently a managing partner at Oak Hill Capital Management, LLC and Mr. Kaden is currently a partner at Oak Hill Capital Management, LLC. Each of Mr. Nayden and Mr. Kaden disclaims beneficial ownership of any Shares or interests of Avolon Holdings held or controlled by the Oak Hill Capital Funds.

The principal business address for all of the Oak Hill Capital Funds is 201 Main Street, Suite 1018, Fort Worth, Texas 76102 USA.

(6)	12,662,116 Shares were held directly by Vigorous Investment Pte Ltd (“Vigorous”), a Singapore incorporated private limited company. Vigorous shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Private Limited is an investment management company established to manage Singapore’s reserves and is wholly-owned by the Government of Singapore. GIC Special Investments Pte. Ltd. is wholly-owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

The principal business address for all of the GIC entities is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(7)	Each of the funds listed below (collectively, the “Oak Hill Advisors Funds”) beneficially own the number of Shares set forth next to its name:

•	Potomac Bonds LLC: 476,940 Shares

•	Future Fund Board of Guardians: 906,186 Shares

•	OHA Strategic Credit Master Fund, L.P.: 2,712,556 Shares

•	OHA Structured Products Master Fund, L.P.: 105,491 Shares

•	OHA Strategic Credit Master Fund IB, L.P.: 751,415 Shares

•	OHA Structured Products Master Fund B, L.P.: 214,260 Shares.

Glenn R. August is the managing member or managing general partner of certain affiliates of Oak Hill Advisors that have indirect voting and dispositive power over the Shares beneficially owned by each of the Oak Hill Advisors Funds. As such, Mr. August may be deemed to beneficially own an aggregate of 5,166,848 Shares. Mr. August disclaims beneficial ownership of the Shares beneficially owned by the Oak Hill Advisors Funds.

The principal business address for each of the Oak Hill Advisors Funds is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036 USA.

(8)	Each of Domhnal Slattery, John Higgins, Andy Cronin, Tom Ashe, Dick Forsberg and Ed Riley owns his shares through a separate Delaware limited partnership that is beneficially owned by such executive officer.

MARKET PRICE OF SHARES OF THE COMPANY AND DIVIDEND INFORMATION

Avolon’s Shares are listed for trading on the NYSE under the symbol “AVOL.” The following tables set forth the high and low market prices for Avolon’s Shares on the NYSE for the periods indicated:

	High	Low
Fiscal Year Ending 2015:
Third Quarter (as of September 25, 2015)	$31.88	$21.96
Second Quarter	$24.82	$20.95
First Quarter	$22.43	$18.04
Fiscal Year Ending 2014:
Fourth Quarter	$19.90	$18.00

On July 13, 2015, the last full trading day prior to the date of the public announcement of the Partial Tender Offer, the closing price per Share on the NYSE was US$23.73. On July 30, the last full trading day prior to the public announcement of the Revised Second Company A Acquisition Proposal and the Parent Acquisition Proposal (each as defined in the section of this proxy statement entitled “Proposal 1– Background of the Merger”), the closing price per Share on the NYSE was US$24.87. On August 7, 2015, the last full trading day prior to the date of the public announcement that Avolon and Parent had entered into the Exclusivity Agreement, the closing price per Share on the NYSE was US$28.76. On September 3, 2015, the last full trading day prior to the date of the public announcement that Avolon had entered into the Merger Agreement with Parent and Merger Sub, the closing price per Share on the NYSE was US$28.68. On September 24, the last full trading day prior to the date of this proxy statement, the closing price per Share on the NYSE was US$30.35.

Shareholders are urged to obtain current market quotations for the Shares.

HOUSEHOLDING OF EXTRAORDINARY GENERAL MEETING MATERIALS

The Company and some brokers have elected to “household” proxy materials by delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you instruct us to the contrary. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and related notices, or if you are receiving multiple copies of the proxy statement and related notices and wish to receive only one, please notify your broker if your Shares are held in a brokerage account or us if you hold registered Shares. You may notify us by sending a written request to Avolon Holdings Limited, The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland or by calling us at +(353) (1) 231-5800.

The Company undertakes to deliver promptly, upon written or oral request, a separate copy of the Annual Report on Form 20-F for the year ended December 31, 2014, this proxy statement and the Notice of Extraordinary General Meeting of Shareholders and related notices to a shareholder at a shared address to which a single copy of such documents was delivered. Shareholders may make such request in writing, directed to Avolon Holdings Limited, The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland or by calling us at +(353) (1) 231-5800.

OTHER MATTERS

At this time, we know of no other matters to be submitted to our shareholders at the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting or at any adjournment or postponement of the extraordinary general meeting, it is the intention of the persons named in the enclosed proxy card to vote the Shares they represent in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. You also may obtain free copies of the documents we file with the SEC by going to the Investor Relations section of our website at www.avolon.aero. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statements or other information concerning us, without charge, by written or telephonic request directed to Avolon Holdings Limited, The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, telephone +(353) (1) 231-5800, or on our website at www.avolon.aero or from the SEC through the SEC’s website at http://www.sec.gov.

Parent has supplied all information pertaining to Parent, Merger Sub, HNA Group and its other Affiliates in this proxy statement and we have supplied all information pertaining to us.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY OTHER PERSON.

THIS PROXY STATEMENT IS DATED SEPTEMBER 25, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE OR SUCH OTHER DATE AS MAY BE SPECIFIED HEREIN, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

EXECUTION VERSION

MERGER AGREEMENT

among

BOHAI LEASING CO., LTD.

MARINER ACQUISITION LTD.

and

AVOLON HOLDINGS LIMITED

Dated as of September 3, 2015

i

ii

iii

MERGER AGREEMENT, dated as of September 3, 2015 (this “Agreement”), among Bohai Leasing Co., Ltd., a limited company under the laws of the People’s Republic of China (“Parent”), Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Avolon Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company desire to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming an indirect wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the purpose of the merger is to effect the transfer of the ownership of the Company from the shareholders of the Company to the Parent. Such transfer shall be effected by way of conversion of each Share (as defined in Section 2.01(a) below) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.03 below) into the right to receive the Per Share Merger Consideration (as defined in Section 2.01(a) below) on the terms set out in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the execution by the Company of this Agreement and the Plan of Merger (as defined in Section 1.03 below) and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (as defined in Section 2.01(a) below) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution hereof, Parent has delivered to the Company a written special resolution, passed in accordance with the memorandum and articles of association of Merger Sub, by Global Aviation Leasing Co., Ltd., in its capacity as the holder of 100% of the issued and outstanding shares of Merger Sub, approving the Merger, the other Transactions, this Agreement and the Plan of Merger (the “Merger Sub Shareholder Approval”);

WHEREAS, concurrently with the execution of this Agreement, (i) the Company, Parent and Global Aviation Leasing Co., Ltd., an indirect wholly-owned subsidiary of Parent (the “Offeror”), have terminated that certain Investment and Tender Offer Agreement, dated as of July 14, 2015, as amended (the “Investment Agreement”), (ii) Parent and Offeror are terminating the tender offer contemplated thereby and (iii) as a result of the termination of the Investment Agreement, that certain Agreement to Tender, dated as of July 14, 2015, by and among Parent and certain of the Company’s shareholders (the “Agreement to Tender”) has been terminated;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Parent Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, each such shareholder has agreed, among other things, to vote all shares of Parent held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of the Company and Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein each shareholder party thereto has agreed, among other things, to vote all Shares held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions; and

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, HNA Group Co., Ltd., a limited company existing under the laws of the People’s Republic of China (the “Guarantor”), an Affiliate of Parent and Merger Sub, has executed and delivered a guarantee (the “Guarantee”) in favor of the Company, which the Company has countersigned and pursuant to which the Guarantor has agreed to backstop the Parent’s obligation to pay the Merger Consideration in accordance with the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become an indirect wholly-owned Subsidiary of Parent.

Section 1.02. Closing; Closing Date. Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing of the Merger (the “Closing”) shall take place on a date and at a time agreed between Parent and the Company (New York City time) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10019 as soon as practicable, but in any event no later than the third (3rd) Business Day after the day on which each of the conditions set forth in Article VII is satisfied or, if permissible, waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions by the party entitled to waive such conditions) (the date on which the Closing occurs being the “Closing Date”).

Section 1.03. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04. Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05. Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, the Surviving Corporation shall adopt the memorandum and articles of association substantially in the form attached hereto as Annex B, which shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by the CICL and such memorandum and articles of association.

Section 1.06. Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of the Surviving Corporation shall be Jin Chuan, Wang Hao, Dómhnal Slattery and John Higgins and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EXCHANGE OF SECURITIES; MERGER CONSIDERATION

Section 2.01. Exchange of Securities. Simultaneously at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company or Merger Sub:

(a) each common share, par value US$0.000004 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be converted into the right to receive an amount in cash per Share equal to US$31.00, without interest (the “Per Share Merger Consideration”), payable by Parent in the manner provided in Section 2.04, and the register of members of the Surviving Corporation shall be updated accordingly to reflect such exchange;

(b) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments from Parent set forth in Section 2.03 and the register of members of the Surviving Corporation shall be updated accordingly to reflect such exchange; and

(c) each ordinary share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.000004 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation immediately after the Effective Time, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02. Share Incentive Plan, Outstanding Company Options and Company RSUs.

(a) At the Effective Time, the Company shall take all actions necessary to (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable immediately prior to the Effective Time and (iii) cancel each Company RSU that is outstanding immediately prior to the Effective Time.

(b) Each holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following the Effective Time) (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that (x) if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor and (y) such payment may be reduced by the amount of any required Tax withholdings in accordance with Section 2.04(i). From and after the Effective Time, no Company Option shall be exercisable and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.02(b).

(c) Each holder (or his or her designee) of a Company RSU that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (and in any event no later than the payroll date of the first payroll period which commences following Effective Time) (without interest), a cash amount equal to the Per Share Merger Consideration multiplied by the number of Shares underlying such Company RSU; provided that such payment may be reduced by the amount of any required Tax withholdings in accordance with Section 2.04(i).

(d) The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option or Company RSU (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options and/or Company RSUs (as applicable).

Section 2.03. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn, failed to perfect or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL and such Dissenting Shares shall be cancelled at the Effective Time.

(b) For the avoidance of doubt, all Shares held by shareholders who shall have effectively withdrawn, waived, failed to perfect or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and shall be cancelled simultaneously at the Effective Time in exchange for the right to receive the Per Share Merger Consideration to be paid by Parent through its deposit of the aggregate Per Share Merger Consideration with the Paying Agent, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent, in accordance with Section 2.04(a), any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn, waived or lost such dissenter rights under Section 238 of the CICL.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for fair value under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or fair value rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04. Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.03(b), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained pursuant to Section 2.03(b), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Per Share Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Parent shall instruct the Paying Agent to mail, promptly after the Effective Time (and in any event within three (3) Business Days after the Effective Time), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book-entry on the books and records of the Company (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent on behalf of Parent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of such Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of such Uncertificated Shares multiplied by (y) the Per Share Merger Consideration. No interest shall be paid nor will it accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents and signatures reasonably required to evidence and effect such transfer and to evidence that the share transfer Taxes have been paid (if applicable) or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed, which affidavit shall include customary indemnification provisions, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or (ii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to Parent on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of six years after the Closing Date (or such shorter period ending immediately before the date on which such monies would otherwise escheat to or become the property of any Governmental Authority) shall be forfeited and shall revert to and become the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split or division, reverse share split or share consolidation, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares, Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent; provided that Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any such investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Per Share Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(b) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.03(b).

(h) No Liability. None of the Paying Agent, the Guarantor, Parent or the Surviving Corporation shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i) Tax; Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall only be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares, Company Options and Company RSUs (including, without limitation, Pay Related Social Insurance, Pay As You Earn, universal social charge, dividend withholding tax, health contribution, national insurance or social security contributions) or (2) required pursuant to a written demand received by Parent or the Paying Agent from a taxing authority after the date of this Agreement but on or prior to the Closing Date. To the extent that any permitted amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. In the event that Parent, the Surviving Corporation or the Paying Agent determines that withholding is required under applicable Law and permitted under this Agreement, Parent shall so notify the Company in writing as soon as practicable (and in any event at least five (5) days prior to the Closing Date) to provide the equityholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to avoid such withholding. Notwithstanding the foregoing, by accepting the consideration payable pursuant to this Agreement, each holder of Shares, Company Options or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to this Agreement. The parties acknowledge and agree that under applicable Tax Laws in effect as of the date hereof, there is no withholding required from the Per Share Merger Consideration payable with respect to the Shares, the amounts payable in respect of Company Options pursuant to Section 2.02(b) or the amounts payable in respect of Company RSUs pursuant to Section 2.02(c), other than (i) withholding required in connection with the employment or appointment as director of holders of Company Options and Company RSUs solely with respect to such holders’ Company Options and/or Company RSUs and (ii) U.S. backup withholding required with respect to holders of Shares, Company Options and/or Company RSUs who fail to provide any form or other documentation required by the U.S. Internal Revenue Service to prevent such withholding.

Section 2.05. Extinguishment. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, (b) all Shares shall be cancelled, shall no longer be in issue and shall cease to exist, (c) the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law and (d) the register of members will be updated to reflect that the shareholders of the Company immediately prior to the Effective Time no longer hold Shares. On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II.

Section 2.06. Limited Third Party Beneficiary Rights of Holders of Shares, Company Options and Company RSUs. From and after the Effective Time, the holders of Shares immediately prior to the Effective Time shall have the right to receive the Per Share Merger Consideration and the holders of Company Options and Company RSUs that are cancelled at the Effective Time shall have the right to receive the cash amounts described in Section 2.02(b) and Section 2.02(c), respectively, in each case, in accordance with the provisions of this Article II. The provisions of this Section 2.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each holder of Shares, Company Options and/or RSUs prior to the Effective Time and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 2.06.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents filed prior to the date of this Agreement (excluding any disclosures contained or referenced therein under the caption “Forward–Looking Statements” or “Risk Factors” and any other disclosures included in such Company SEC Documents to the extent that they are predictive or forward-looking in nature, and provided that in no event shall any disclosure in any Company SEC Document qualify or limit any Fundamental Representation) or (b) in the disclosure letter delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to the extent that the relevance of any disclosed event, item or occurrence in such Company Disclosure Letter to such other section or subsection is reasonably apparent as to matters and items which are the subject of the corresponding representation or warranty), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company and each Significant Subsidiary (i) is a legal entity duly organized or incorporated, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its respective jurisdiction of organization or incorporation and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of the immediately preceding clause (ii), where the failure to be so qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company SEC Documents include a true and complete copy of the memorandum and articles of association of the Company and the Existing Shareholders’ Agreement, in each case as amended through the date hereof.

(b) The Company has made available to Parent true and complete copies of the charter, memorandum and articles of association or other organizational documents of each Significant Subsidiary as of the date hereof, in each case as amended through the date hereof. The subsidiaries of the Company listed on Section 9.03 of the Company Disclosure Letter is a true and complete list of all subsidiaries of the Company that constitute a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof.

Section 3.02. Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and each Significant Subsidiary are in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 3.03. Share Capital.

(a) The authorized share capital of the Company is US$253,000 divided into 750,000,000 Shares and 250,000,000 preference shares of a par value of US$0.001 per share (the “Preference Shares”). As of September 1, 2015, there were (i) 82,428,607 Shares issued and outstanding and no Preference Shares issued or outstanding; (ii) Company Options to purchase an aggregate of 1,602,252 Shares issued and outstanding; (iii) 560,818 Shares authorized for issuance under the Share Incentive Plan; and (v) no Shares held by the Company in its treasury.

(b) Except as set forth in subsection (a) above, (i) as of the date hereof, the Company does not have any shares in its share capital issued, reserved for issuance or outstanding other than Shares that have been issued as of September 1, 2015, which were reserved for issuance as of September 1, 2015 as set forth in subsection (a) above, and (ii) except as set forth on Section 3.03(b) of the Company Disclosure Letter, as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which the Company or any of the Company’s Significant Subsidiaries is a party (x) obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares or other equity interests of the Company or any Significant Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests or any Voting Company Debt, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (C) redeem or otherwise acquire any such shares or other equity interests or (y) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and right accruing to holders of Shares. There are not any bonds, debentures, notes or other indebtedness of the Company or any of its Significant Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common shares of the Company or any of its Significant Subsidiaries may vote (“Voting Company Debt”). Except for the issuance of Shares that were available for issuance as set forth in subsection (a) above, from September 1, 2015 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Shares, and has not issued, sold, repurchased, redeemed or otherwise acquired any Shares, and the Company Board has not authorized any of the foregoing. All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(c) Except as set forth in Section 3.03(c) of the Company Disclosure Letter, all outstanding Shares or other securities of each Significant Subsidiary of the Company are owned beneficially and of record by the

Company or a Subsidiary of the Company and are duly authorized, validly issued, fully paid and nonassessable. Other than shares or other securities pledged in connection with aircraft financing as set forth in Section 3.03(c) of the Company Disclosure Letter, with respect to each Significant Subsidiary of the Company, there are no outstanding options, warrants, profits interests, phantom equity, stock appreciation rights or other rights, Contracts or arrangements existing or outstanding which provide for the sale or issuance of any shares or other securities of any Significant Subsidiary of the Company.

(d) Except for awards to acquire Shares under any equity incentive plan of the Company and its Subsidiaries set forth in Section 3.03(d) of the Company Disclosure Letter or the Share Incentive Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(e) Except for (i) the Existing Shareholders’ Agreement (ii) that certain Instrument of Alteration supplemental to the Avolon Share Trust, dated December 11, 2014 between Avolon Aerospace Limited and State Street Trustees (Jersey Limited) and (iii) securities pledged in connection with aircraft financing, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or other equity interest of the Company or any of its Significant Subsidiaries.

(f) As of the date hereof, other than joint ventures that are described in Section 3.03(f) of the Company Disclosure Letter (the “Company JVs”), neither the Company nor any of its Subsidiaries owns any ownership interest greater than US$500,000 in value in any other person (other than a Subsidiary of the Company). Section 3.03(f) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Shares of capital stock, membership interests, partnership interests, joint venture interests and other equity interests of each Company JV and the record holder thereof.

Section 3.04. Authority Relative to This Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by the Company, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Plan of Merger or to consummate the Transactions (other than, with respect to the approval and authorization of this Agreement, the Plan of Merger and the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that the execution of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders; (ii) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger; and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and directed that this Agreement and the Plan of Merger be submitted for approval and authorization by the shareholders of the Company at the Shareholders’ Meeting (the “Company Recommendation”). Such resolutions are sufficient to render inapplicable to Parent, Merger Sub, this Agreement and the Merger and the other Transactions the provisions of Article 116 through 118 of the memorandum and articles of association of the Company as amended through the date hereof.

(c) The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger, the Merger and the other Transactions is a special resolution passed by a majority of at least two-thirds of the shareholders of the Company, as being entitled to do so, voting in person or by proxy at the Shareholders’ Meeting, at which a quorum is present in accordance with the memorandum and articles of association of the Company (the “Requisite Company Vote”). The affirmative vote of the holders of any class or series of share capital of the Company, or any of them, is not necessary to approve or consummate any Transaction other than the Merger.

Section 3.05. No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.05(a) of the Company Disclosure Letter, the execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other Transactions will not, (i) contravene, conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Significant Subsidiaries (in the case of the consummation of the Merger only, assuming that the Requisite Company Vote is obtained); (ii) contravene, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or satisfied and that in the case of the consummation of the Merger only, the Requisite Company Vote is obtained); or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Letter, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with or without notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any Contract or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) Other than, in the case of the consummation of the Merger only, filings and/or notices required for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the furnishing of Form 6-K with the proxy statement relating to the Merger and the Requisite Company Vote (including any amendment or supplement thereto, the “Proxy Statement”)), (ii) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) compliance with the applicable requirements of the Antitrust Laws and (v) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”), no notices, reports, declarations, submissions or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits, franchises, licenses, waivers or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any of the other Transactions, except for those the failure to make or obtain which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.06. Permits; Compliance. (i) The business of each of the Company and its Subsidiaries is conducted in compliance with all material Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NYSE, (iii) each of the Company and its Subsidiaries is in possession of all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties (“Company Permits”), (iv) each of the Company and its

Subsidiaries is in compliance with the terms of such Company Permits, and (vi) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for any such non-compliance, non-possession or failure to complete or remain effective as would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication during the past two years from a Governmental Authority that alleges (x) that the Company or any of its Subsidiaries is not in compliance with any Law, (y) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Permit or (z) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Company Permit, except, in the case of each of subsections (x), (y) and (z) above, which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.07. SEC Filings; Financial Statements.

(a) Since December 12, 2014, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder except as addressed through resolved comments of the staff of the SEC prior to the date hereof, and none of the Company SEC Documents as of the date it was filed, or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as amended by the last such amendment prior to the date of this Agreement) fairly presented in all material respects the consolidated balance sheet of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated statements of comprehensive income and their consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(a) The Company (x) has implemented and maintains disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (y) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.08. No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent, asserted, unasserted, known, unknown, primary, secondary, direct, indirect or otherwise) of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or the notes thereto), except for liabilities or obligations (a) which have not had and would not reasonably be expected to have a Company Material Adverse Effect, (b) reflected or reserved against in the Balance Sheet (or the notes thereto), (c) incurred after the date of the Balance Sheet, in the ordinary course of business consistent with past practice and not in violation of this Agreement, or (d) incurred in connection with the Transactions.

Section 3.09. Absence of Certain Changes or Events. Since the date of the Balance Sheet, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there has not occurred any event and no circumstances exist that constitutes or would reasonably be expected to result in a Company Material Adverse Effect and (c) there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares or share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company), (ii) except in connection with the Transactions, any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Significant Subsidiaries, or (iii) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10. Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) relates to or involves alleged actual damages in excess of US$5,000,000 or (ii) individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order or ruling of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except any such order, ruling, consent, settlement other similar written agreement or investigation which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Plan (other than employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice with an employee other than a Key Employee and statutory plans or arrangements maintained or administered by a Governmental Authority). The Company has indicated on Section 3.11(a) of the Company Disclosure Letter which Plans are subject to ERISA. For purposes of this Agreement, “Plan” means any material benefit and compensation plan, agreement, policy, program or arrangement, including any material plan, program, policy, arrangement and agreement to provide severance, change-in-control or retention bonuses, profit-sharing, retirement, pension, equity or equity-based, compensation, incentives, vacation, paid time off, deferred compensation, welfare benefits, medical, hospitalization, disability, life insurance, fringe benefits, employment or consulting agreement which is maintained by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries contributes or is obligated to contribute, to which the Company or any of its Subsidiaries is party, which covers current or former directors, employees or consultants of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise). True and complete copies of each Plan (or a summary thereof, if any Plan is not in writing), including all amendments thereto, any trust agreement or insurance contract or policy, have been provided or made available to Parent and Merger Sub. Neither the Company nor any of its Subsidiaries has obligated itself to create any additional Plan or materially modify or change any existing Plan.

(b) Except (i) as otherwise specifically provided in this Agreement regarding the treatment of the Company Options and Company RSUs and (ii) as set forth in Section 3.11(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in connection with any other event) will (v) entitle any current or former director, employee or consultant of the Company or any of its Subsidiaries to a payment, benefit, severance pay or any increase in severance pay; (w) increase any compensation or benefits otherwise payable to any current or former director, employee or consultant of the Company or any of its Subsidiaries; (x) result in any acceleration of the time of payment or vesting, or of any such payments or benefits, (y) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan; or (z) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the U.S. Internal Revenue Code of 1986, as amended, which would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(c) There is no outstanding Order against the Plans, except any Orders which, individually or in the aggregate, would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) each Plan has been operated in compliance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) no circumstance, fact or event exists that would result in any default under, or violation of, any Plan, against the Company; (iii) no Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan; (iv) each Plan, if intended to qualify for special Tax treatment, has in all material respects met the requirements for such treatment; and (v) each Plan, if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. Neither the Company nor any current or former ERISA Affiliate sponsors, has sponsored, contributes to, has contributed to, or has or had an obligation to contribute to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), a multiemployer plan (as defined in Section 3(37) of ERISA), or a multiple employer plan subject to Section 4063 or 4064 of ERISA, or (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has terminated an employee benefit plan for which the Company could have any existing or continuing liability or obligation relating thereto which could have a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries has any obligations for postemployment health or life benefits for any of their respective retired, former or current employees, except as required by Law. Neither the Company nor any of its Subsidiaries has any obligation to provide welfare benefits to any Person who is not a current or former director, officer or employee of the Company or any of its Subsidiaries, or a beneficiary thereof.

(e) The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options, restricted share units, warrants or other similar rights to purchase or acquire Shares to any director, employee or consultant of the Company or any of its Subsidiaries after the date hereof.

(f) The Company has made available copies of all employment agreements between the Company or any of its Subsidiaries and any Key Employee.

Section 3.12. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any employees applicable to persons employed by the Company or any of its Subsidiaries, and has not been a party to or bound by any such agreement, or otherwise bound by any obligation to bargain with or recognize any such labor union, labor organization or works council within the last three (3) years. Except as would not have a Company Material Adverse Effect, there are no employment related or unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority. No labor strike, work stoppage, slowdown or other material labor dispute has occurred or, to the Company’s knowledge, been threatened, in the past three (3) years, and none is underway or, to the Company’s knowledge, threatened.

(b) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, retaliation, civil rights, safety and health, immigration laws, and the payment and withholding of Taxes; and (ii) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

Section 3.13. Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future (the “Leased Real Property”) and (ii) the leases, subleases, licenses and occupancy agreements by or under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future any Leased Real Property, and all amendments, renewals and extensions thereof (the “Real Property Leases”). The Company has made available to Parent true and complete copies of all Real Property Leases. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. The Company and its Subsidiaries have not subleased, licensed or otherwise granted any person the right to use or occupy the Leased Real Property or any portion thereof and the Company and its Subsidiaries have not collaterally assigned or granted any security interest in any Real Property Lease or any interest therein that will not be released at or prior to the Closing.

Section 3.14. Intellectual Property.

(a) Except as disclosed in Section 3.14 of the Company Disclosure Letter, during the previous three years, (i) to the knowledge of the Company, the conduct of the business of the Company or any of its Subsidiaries as currently conducted does not violate, conflict with, infringe upon or misappropriate the Intellectual Property rights of any third party and (ii) no claims are pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness or use in the business of the Company or any of its Subsidiaries of any Intellectual Property, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Owned Intellectual Property”), the Company or the applicable Subsidiary, is the owner of all right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business without payment to any other person. Since January 1, 2012, none of the Company or any of its Subsidiaries have received any written communication from any person asserting any ownership interest in any Company Owned Intellectual Property. To the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable and, during the previous three years, has not been adjudged invalid or unenforceable in whole or in part. With respect to each item of Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Licensed Intellectual Property”), to the knowledge of the Company, the Company or such Subsidiary has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding the Company and its Subsidiaries that are party to such license and, to the knowledge of the Company, on all other parties to such license, and is in full force and effect. There are no pending or, to the knowledge of the Company, threatened, Proceedings by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect the Company or any applicable Subsidiary’s rights with respect to the material Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(b) The Company has established and, except where such non-compliance would not have a Company Material Adverse Effect, is in compliance with a written information security program or programs covering the Company and its Subsidiaries that includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data.

Section 3.15. Taxes. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries in their respective jurisdictions of incorporation or tax residency have been timely filed and all such Tax Returns are true, correct, and complete in all respects.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid. There are no Tax Liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to payments made to their employees, suppliers, creditors and other Third Parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any Tax, in either case, that is currently effective. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No unresolved claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or maybe subject to taxation by such jurisdiction.

Section 3.16. Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written communication from any person that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law. The Company and each of its Subsidiaries have obtained and possess, and are in compliance with, all Permits required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has any contingent liabilities including any assumed (whether by contract or operation of Law) liabilities or obligations, in connection with any Hazardous Substance or arising under any Environmental Laws in connection with its business or any formerly owned or operated divisions, subsidiaries or companies. To the knowledge of the Company, there are no environmental reports that disclose environmental liabilities of the Company or any of its Subsidiaries.

Section 3.17. Material Contracts.

(a) Except for Contracts listed or described on Section 3.17 of the Company Disclosure Letter, the Company has made available to Parent, or, in the case of Contracts that are considered Clean Room Information, made available to Permitted Representatives pursuant to the Clean Room Agreement, the following Contracts that have been entered into by the Company or any of its Subsidiaries and are in effect and binding upon the Company or any of its Subsidiaries as of the date hereof (and any material amendments, supplements and modifications thereto as of the date hereof):

(i) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company, variable interest entity or similar arrangement that is material to the Company;

(ii) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20- F under the Exchange Act;

(iii) any Contract between the Company or any of its Subsidiaries and any current or former director or executive officer of the Company or any person beneficially owning five percent (5%) or more of the outstanding Shares or any Affiliates or family members of the foregoing that, in each case, requires annual cash payments to such person in excess of US$1,000,000 (other than the Plans);

(iv) any Contract creating Indebtedness of the Company or any of its Subsidiaries having an outstanding amount in excess of US$10,000,000, other than (A) Contracts creating subordinated Indebtedness between any Company Subsidiary and any other Company Subsidiary and (B) and any finance leases between any Company Subsidiary and any other Company Subsidiary;

(v) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds, or made any loan for borrowed money or capital contribution to any person, other than the Company or any of its Subsidiaries, in each case in excess of US$1 million, or made any other investment in, or assumed, guaranteed or agreed to act as surety with respect to (including any so called take-or-pay or keepwell agreements), any Indebtedness, liability or obligation of any person, other than the Company or any of its Subsidiaries, in each case in excess of US $5,000,000;

(vi) any Contract for the issuance of any equity security or other ownership interest, or the conversion of any obligation, instrument or security into equity securities or other ownership interests of, the Company or any of its Subsidiaries, other than Company Options and Company RSUs;

(vii) any Contract for the acquisition, sale, transfer or disposition of properties or assets of the Company or any of its Subsidiaries that have a purchase or sale price of more than US$1,000,000 (by merger, purchase or sale of assets or otherwise) other than Contracts that involve the acquisition, sale, transfer or disposition of (A) aircraft or aircraft engines in the ordinary course of business and (B) properties or assets where such acquisition, sale, transfer or disposition has occurred as of the date of this Agreement (such Contracts described in the immediately foregoing clauses (A) and (B) are referred to as “Immaterial Acquisition and Sale Agreements”);

(viii) any Contract pursuant to which the Company or any of its Subsidiaries has created a Lien on any of its material properties or assets, other than (A) Permitted Encumbrances, (B) any Lease Document and (C) any Lien created in connection with the financing of any Company Aircraft in the ordinary course of business;

(ix) any Contract for the license from the Company or any of its Subsidiaries of any material Company Owned Intellectual Property;

(x) any Lease Document;

(xi) any Contract or covenant not to compete of the Company or any of its Subsidiaries; and

(xii) other than (A) any Contract of the type described in clauses (i)-(xi) (or any of the exceptions thereto) or (B) any Contract related to the financing of any Company Aircraft or the procurement of any buyer furnished equipment or any other equipment for any Company Aircraft or aircraft that is contracted to become a Company Aircraft, any Contract involving the performance of services by, or delivery of goods or materials to or by, the Company or any of its Subsidiaries with an expected amount or value in excess of US$5,000,000 over the next twelve (12) month period (other than any Contract between the Company or any of its Subsidiaries, on the one hand, and any other Company Subsidiary, on the other hand).

The Contracts described in clauses (i) to (xii) above, collectively, are referred to herein as “Material Contracts”.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in material breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with or without notice or lapse of time or both would constitute a material breach or violation of, or default under, any such Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, breach, violation, termination or cancellation under any such Material Contract.

Section 3.18. Affiliate Transaction. Except as disclosed in Section 3.18 of the Company Disclosure Letter or in the Company SEC Documents, none of the directors or executive officers of the Company or any record or beneficial owner of securities of the Company representing five percent (5%) or more of the voting power of all outstanding securities of the Company, and family members or Affiliates of the foregoing persons, has had any transaction (collectively, the “Affiliate Transactions”) with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director).

Section 3.19. Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all insurance policies to which the Company or any of its Subsidiaries is a party or that provide coverage to the Company or any of its Subsidiaries or any of their assets, or any director, officer or employee of the Company or any of its Subsidiaries: (i) are issued by an insurer that is financially sound and reputable; (ii) taken together, provide adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Company and its Subsidiaries; (iii) are sufficient for compliance with all applicable Laws and all Material Contracts; and (iv) do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its Subsidiaries.

Section 3.20. Brokers. No broker, finder, investment banker or other intermediary (other than J.P. Morgan and Morgan Stanley, the fees and expenses of which will be paid by the Company) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Section 3.20 of the Company Disclosure Letter sets forth the fees payable to J.P. Morgan and Morgan Stanley in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21. Takeover Provisions. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any similar anti-takeover provision in the Company’s memorandum and articles of association (including articles 116 through 118 thereof) (each, a “Takeover Provision”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.22. Opinion of Financial Advisors. The Company has received the separate opinions of Morgan Stanley & Co. LLC and J.P. Morgan, each a financial advisor to the Company, that to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received by holders of Shares is fair, from a financial point of view, to such holders.

Section 3.23. No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.01. Corporate Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its respective jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company true and complete copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, Merger Sub or any of their Affiliates are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the Parent Shareholder Approval and the filings, notifications and other obligations and actions described in Section 4.03(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only vote of holders of any class or series of share capital of Parent or Merger Sub necessary to approve and authorize this Agreement, the Plan of Merger and the Merger is the Parent Shareholder Approval and the Merger Sub Shareholder Approval.

Section 4.03. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) contravene, conflict with or violate the memorandum and articles of association of either Parent or Merger Sub (assuming the Parent Shareholder Approval is obtained), (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(a) have been obtained or taken, all filings and obligations described in Section 4.03(a) have been made or satisfied and the Parent Shareholder Approval is obtained, contravene, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, or constitute a default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub (other than Permitted Encumbrances) pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws, (ii) compliance with the rules and regulations of NYSE and the Shenzhen Stock Exchange (“SZSE”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) clearance from the SZSE with respect to the Transactions (the “SZSE Approval”), (v) compliance with the applicable requirements of the Antitrust Laws, and (vi) any such consent, approval, authorization, permit, action, filing or notification that have not been made or obtained as of the date hereof or the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement. Other than the SZSE Approval, no filings with or approvals by any Governmental Authorities in the PRC are required in connection with the execution, delivery or performance of this Agreement other than filings with or approvals by any Governmental Authorities in the PRC that were filed or obtained prior to the date hereof.

(c) Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04. Capitalization. The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value of US$1.00 each, one ordinary share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, indirectly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05. Available Funds and Financing. Parent has available to it sufficient funds, when taken together with the Deposit, funds available to it under the Guarantee and funds available to the Company and the Company Subsidiaries, to enable Parent to consummate the Transactions and to provide Parent with financing on the Closing Date sufficient to pay all cash amounts required to be paid by Parent, Merger Sub and the Surviving Corporation under this Agreement in connection with the Merger, together with any fees and expenses of or payable by Parent, Merger Sub and the Surviving Corporation with respect to the Transactions on the Closing Date. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub affirms, represents and warrants that (A) it is not a condition to the Closing or to any of its obligations under this Agreement that it obtain financing for or related to any of the Transactions, including the Merger, (B) the obligations of Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Commitment Letters, and (C) the obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding the Parent’s, Merger Sub’s, their respective Affiliates’, or any other person’s ability to obtain financing for the consummation of the Transactions.

Section 4.06. Brokers. No broker, finder, investment banker or other similar advisor is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub (other than Bravia Capital, the fees and expenses of which will be paid by the Parent).

Section 4.07. Absence of Litigation. As of the date hereof, (a) there is no Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.08. Ownership of Company Shares. Except as may be contemplated by the Investment Agreement and the Agreement to Tender (prior to their termination as contemplated by the Recitals to this Agreements) or by this Agreement and the Voting Agreement, as of the date hereof, none of Parent, Merger Sub, the Guarantor nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09. Solvency. Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including any Debt Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions assuming satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.10. Parent Voting Agreement. To Parent’s and Merger Sub’s knowledge, the Parent Voting Agreement constitutes a legal, valid and binding obligation of the parties thereto and is enforceable against the shareholders of Parent party thereto in accordance with its terms. The Parent Voting Agreement does not contravene or conflict with the organizational or governing documents of Parent or Merger Sub.

Section 4.11. Guarantor Guarantee.

(a) Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guarantee. The Guarantee has been duly and validly executed and constitutes a legal, valid and binding obligation of the Guarantor and is enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution, delivery and performance of the Guarantee has been duly authorized by all necessary action and does not and will not (i) contravene, violate or conflict with the organizational or governing documents of Parent, Merger Sub or the Guarantor, (ii) violate any applicable Law or Order to which the Guarantor or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any material right or obligation of the Guarantor, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(b) All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of the Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with any Governmental Authority is required in connection with the execution, delivery or performance of the Guarantee, except, in each case, as would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(c) The Guarantor has, and will have, the financial capacity to pay and perform its obligations under the Guarantee and cash or access to available funds in an amount not less than the Guaranteed Obligations (as defined in the Guarantee) for the Guarantor to fulfill its Guaranteed Obligations under the Guarantee.

(d) The Guarantee is in full force and effect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 4.12. No Reliance. Each of Parent and Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and its Subsidiaries and the nature and condition of their prospects and assets and the business conducted by the Company and its Subsidiaries and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article III. Each of Parent and Merger Sub acknowledges that none of the Company, its Subsidiaries or any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, the business conducted by the Company and its Subsidiaries or other matters that is not expressly included in Article III. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any other person has made a representation or warranty to Parent or Merger Sub with respect to (a) any projections, estimates or budgets for the Company, its Subsidiaries and/or business conducted by the Company and its Subsidiaries or (b) any materials, documents or information relating to the Company, its Subsidiaries and/or business conducted by the Company and its Subsidiaries, including any information memorandum, management presentation, question and answer session or otherwise, except in each case as expressly covered by a representation or warranty set forth in Article III.

Section 4.13. No Additional Representations. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01. Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 5.01(b) of the Company Disclosure

Letter, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and the Company and each of its Subsidiaries shall use their reasonable best efforts to comply in all material respects with applicable Law.

(b) By way of amplification and not limitation, except (i) as set forth in Section 5.01(b) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its equity interests or any securities or rights convertible or exercisable into any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures, except as required by GAAP (or other applicable accounting regulations), SEC rule or policy or applicable Law;

(iv) shall not, and shall not permit any of its Subsidiaries to, make, change or revoke any material Tax election, change any material aspect of its method of accounting (or any other Tax position) for Tax purposes, file any amended Tax Return, surrender any claim for a refund of material amounts of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file a Tax Return obtained in the ordinary course of business), except as result of a change in GAAP or Tax Law;

(v) shall not, and shall not permit any of its Significant Subsidiaries to (A) adopt any amendments to its memorandum and articles of association or similar applicable charter documents, (B) adopt a plan or agreement of complete or partial liquidation, winding up or dissolution of the Company or any of its Significant Subsidiaries or commence any proceeding for the voluntary liquidation, winding up or bankruptcy of the Company or any of its Significant Subsidiaries; (C) adopt or implement a shareholder rights plan; or (D) except as required by applicable Law, convene any annual, regular, extraordinary, special or other meeting (or any adjournment or postponement thereof) of the shareholders of the Company other than the Shareholders’ Meeting, and shall not, and shall not permit any of its Subsidiaries to, merge or consolidate the Company or any of its Subsidiaries with any person other than another Subsidiary of the Company;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, charge, dispose of or encumber, or authorize the issuance, sale, pledge, charge, disposition or encumbrance of, any shares of its share capital or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares, ownership interest or convertible or exchangeable securities, other than (A) issuances or transfers of Shares in respect of any exercise of Company Options outstanding on the date hereof and settlement of any award under the Share Incentive Plan (in accordance with its terms) outstanding on the date hereof, (B) the acquisition of Shares from a holder of a Company Option or outstanding on the date hereof any other award under the Share Incentive Plan outstanding on the date hereof, (C) any pledges, charges or encumbrances in connection with the financing of any Company Aircraft in the ordinary course of business;

(vii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) purchase, redeem or otherwise acquire any shares of its share capital or any rights, warrants or options to acquire any such shares other than the acquisition of Shares from a holder of a Company Option or Company RSU to the extent contemplated by the terms of any applicable employment Contract or Plan; or (B) except for the repayment of revolving credit lines and repayment and prepayment of facilities in the ordinary course of business, redeem, repurchase, prepay, defease or otherwise acquire any of the Company’s or any of its Subsidiary’s Indebtedness prior to such Indebtedness maturing or becoming due and payable;

(viii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness, except for: (A) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s Subsidiaries in the ordinary course of business; (B) to the extent in the ordinary course of business, indebtedness for borrowed money incurred to refinance any existing indebtedness for borrowed money on no less favorable terms that is voluntarily prepayable without premium, penalties or other costs in excess of US$5,000,000 in the aggregate; (C) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company in the ordinary course of business, which indebtedness is incurred in compliance with this Section 5.01(b)(viii); (D) as a draw on existing credit facilities or replacements thereof; (E) in connection with the financing or refinancing of any aircraft; (F) any other Indebtedness of the Company or its Subsidiaries, provided that after giving effect to the incurrence of such Indebtedness, the Company shall have a Consolidated Leverage Ratio less than or equal to 4:50 to 1:00 on a pro forma basis as of the date of such incurrence; or (G) to the extent in the ordinary course of business, indebtedness for borrowed money not to exceed US$50,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)–(F), inclusive;

(ix) shall not, and shall not permit any of its Subsidiaries to, enter into any transaction with Affiliates that would constitute a Board Reserved Matter under Section 2.5(xii) of the Existing Shareholders’ Agreement;

(x) shall not, and shall not permit any of its Subsidiaries to, make any sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Company or any Subsidiary of the Company with an aggregate fair market value in excess of US$25,000,000 (other than sales, conveyances, transfers or other dispositions of aircraft or aircraft engines or other aircraft parts in the ordinary course of business);

(xi) shall not make, and shall not permit any of its Subsidiaries to, make any investment by the Company or any of its Subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned Subsidiaries and investments in or acquisitions of aircraft, aircraft engines or other aircraft related equipment in the ordinary course of business), whether in a single transaction or a series of related transactions, or enter into any joint ventures, partnerships or similar arrangements, in each case in an aggregate amount in excess of US$25,000,000;

(xii) shall, and shall not permit any of its Subsidiaries to, (A) increase in any manner the compensation or consulting fees, bonus levels, pension, welfare or other benefits or severance, change of control or termination pay payable to any director, officer, employee or consultant of the Company or any of its Subsidiaries, other than (x) any transaction bonus consistent with Section 5.01(b) of the Company Disclosure Letter or (y) in the ordinary course of business, provided that if any such increase occurs prior to December 31, 2015, such increase shall not, when aggregated with all such increases occurring after the date hereof and prior to December 31, 2015, exceed an increase of 2.5%, (B) adopt, establish, or become a party to any new Plan or make any material amendment, termination or material modification of an existing Plan, (C) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan or (D) hire any employee or consultant with a basic annual salary or wage rate or consulting fees in excess of Euro €250,000;

(xiii) shall not, and shall not permit any of its Subsidiaries to, cancel any material indebtedness except in the ordinary course of business; or

(xiv) shall not, and shall not permit any of its Subsidiaries to, authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

Section 5.02. No Control of Company’s Business. Notwithstanding the provisions in Section 5.01, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries respective operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Shareholder Notices.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders, in each case as soon as practicable after the date hereof. Each of Parent and Merger Sub will furnish to the Company the information relating to it as reasonably requested by the Company and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the Proxy Statement. Each of Parent and Merger Sub agrees to correct any information provided by it for use in the Proxy Statement that to Parent’s or Merger Sub’s knowledge shall have become false or misleading in any material respects. Prior to filing or mailing (as applicable) of the Proxy Statement (or any amendment or supplement thereto, or any response to any comments or requests from any Governmental Authority with respect to the Proxy Statement), Parent and its counsel shall be given a reasonable opportunity (and in the case of the Proxy Statement, in no event less than five (5) Business Days or such less number of days as Parent may agree), to review and comment on the Proxy Statement (or any such amendments, supplements or responses), and the Company shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by Parent or its counsel. The Company shall not file or mail the Proxy Statement (or any such amendments, supplements or responses) prior to providing Parent with a copy of such Proxy Statement (or any such amendments, supplements or responses) to be filed. The Company shall notify Parent as promptly as practicable if legally permitted upon the receipt of any comments from any Governmental Authority with respect to, or any request from any Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand; and, in connection with the foregoing, Parent shall provide information relating to Parent and Merger Sub necessary to respond to as promptly as practicable any such comments or requests received by the Company. The Company shall respond as promptly as practicable to any such comments or requests.

(b) As soon as reasonably practicable following the date of this Agreement, Parent shall prepare and provide to the Company and its counsel a form of the Parent Shareholder Notice. The Company will furnish to Parent the information relating to it and its Affiliates as reasonably requested by Parent and otherwise cooperate with and assist Parent, at Parent’s reasonable request, in connection with the Parent Shareholder Notice. The Company agrees to correct any information provided by it for use in the Parent Shareholder Notice that to the Company’s knowledge shall have become false or misleading in any material respects. Prior to filing the Parent Shareholder Notice (or any amendment or supplement thereto) with the SZSE, the Company and its counsel shall be given, a reasonable opportunity (and in the case of the Parent Shareholder Notice, in no event less than five (5) Business Days or such less number of days as the Company may agree), to review and comment on the Parent Shareholder Notice (or any amendment or supplement thereto), and Parent shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by the Company or its counsel. Parent shall notify the Company as promptly as practicable and legally permitted upon the receipt of any comments from the SZSE or any Governmental Authority with respect to, or any request from the SZSE or any Governmental Authority for amendments or supplements or other changes to, the Parent Shareholder Notice, and shall provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SZSE or such Governmental Authority, on the other hand; and, in connection with the foregoing, the Company shall provide information relating to the Company necessary to respond to as promptly as practicable any such comments or requests received Parent. Parent shall respond as promptly as practicable to any such comments or requests.

Section 6.02. Shareholders’ Meetings.

(a) Company Shareholders’ Meeting.

(i) The Company shall take all action necessary to duly call, give notice of, convene and hold the Shareholders’ Meeting as soon as practicable (and in any event within forty-five (45) days) following the date of this Agreement for the purpose of approving and authorizing this Agreement, the Plan of Merger and the transactions contemplated hereby by the Company shareholders. Subject to Section 6.04, the Company shall include in the Proxy Statement the Company Recommendation and use its reasonable best efforts to obtain the Requisite Company Vote. The Company may adjourn the Shareholders’ Meeting only with the consent and/or on the direction of the Shareholders’ Meeting in accordance with the memorandum and articles of association of the Company (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required to be made pursuant to Section 6.01(a) is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if such adjournment is necessary and desirable to obtain the Requisite Company Vote, (iii) if the Company has received a bona fide proposal or offer regarding a Competing Transaction that constitutes or would reasonably be expected to result in a Superior Proposal and is engaged in negotiations or discussions with the person who made such proposal or offer or (iv) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting; provided that the Shareholders’ Meeting may not be adjourned to a date later than the date that is forty-five (45) days after the date for which the Shareholders’ Meeting was originally scheduled in the Proxy Statement first mailed to the shareholders of the Company. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under applicable Law and the memorandum and articles of association of the Company in compliance with Section 6.01(a).

(ii) Parent may request that the Company adjourn the Shareholders’ Meeting for up to forty-five (45) days (but in any event no later than five (5) Business Days prior to the Outside Date), after consultation with the Company, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

(b) Parent Shareholder Meeting. As promptly as practicable following the receipt of the SZSE Approval, but in any event no later than the sixteenth (16th) calendar day after receipt of the SZSE Approval, Parent shall hold the Parent Shareholder Meeting. The Parent Board shall recommend that its shareholders vote in favor of approving this Agreement and the Transactions at the Parent Shareholder Meeting. Except as may be expressly required by the SZSE, applicable Law or the corporate organizational documents of Parent to obtain the SZSE Approval, Parent shall not amend, modify, alter or otherwise make any changes to the Parent Shareholder Notice; provided the Company and its counsel shall be provided a reasonable opportunity to review and comment on any such amendment or modification and Parent shall give reasonable and good faith consideration to such comments. For the avoidance of doubt, any communications from Parent or its Affiliates related to the Parent Shareholder Meeting shall be made in accordance with the provisions of Section 6.12.

Section 6.03. Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and the officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives (collectively, “Representatives”) of Parent reasonable access during normal business hours to the offices, properties, contracts, personnel, books and records of the Company or any of its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, the Company shall not be required to (A) furnish, or provide any access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreements or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any of its Subsidiaries’ operation of its business or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties or (C) provide access to or furnish any information if doing so would violate any agreement with any Third Party (provided that the Company has used reasonable best efforts to obtain the consent of such Third Party to such inspection or disclosure) or any applicable Law, or where such access to information would reasonably be expected to involve the waiver of any client attorney privilege; provided that the Company shall use reasonable best efforts to provide access to or furnish any information on a basis that does not waive such privilege with respect thereto. If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. In exercising its rights hereunder, Parent shall (and shall cause each of its Representatives to) conduct itself so as to not unreasonably interfere in the conduct of the business of the Company or its Subsidiaries.

(b) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements, including for the avoidance of doubt the limitations on which of the Representatives of Parent may receive certain information pursuant in Section 6.03(a) as set forth in the Clean Room Agreement.

(c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04. No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) not to, in each case, directly or indirectly, (i) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action to purposefully facilitate, any inquiries regarding or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes or would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide or cause to be provided any nonpublic information relating to the Company or any of its Subsidiaries to, any Third Party in connection with such inquiries or to obtain such proposal or offer that would reasonably be expected to lead to a Competing Transaction, (iii) enter into any agreement with respect to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction or (iv) waive, amend or release any standstill, confidentiality or similar agreement or Takeover Provision in respect of a Competing Transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Provision). The Company shall notify Parent as promptly as practicable (and in any event within two (2) Business Days after receipt by the Company) of any proposal, offer or inquiry regarding a Competing Transaction, specifying the material terms and conditions thereof (including material amendments or proposed material amendments). The Company shall, and shall cause its Subsidiaries, and request the Representatives of the Company and its Subsidiaries, to immediately cease and terminate all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to a Competing Transaction and the Company shall immediately revoke or withdraw access of any Third Party to any data room containing any non-public information with respect to the Company or its Subsidiaries and request, and use its reasonable best efforts to cause, all such Third Parties to promptly return or destroy all such non-public information.

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in breach of this Section 6.04, the Company and its Representatives may, in response to such proposal or offer:

(i) contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Company Board shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; and

(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer regarding such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Parent) that is made available to any such person who has made such proposal or offer before or substantially concurrently with the time it is provided or made available to such person. The Company shall keep Parent reasonably informed on a current basis of the status of any such proposal or offer, including any change to the material terms thereof.

(c) Except as set forth in Section 6.04(d) or Section 6.04(e), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation (it being understood that taking a neutral position or no position with respect to any Competing Transaction shall be considered an amendment or adverse modification); provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating a written proposal or offer regarding a Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, a Competing Transaction, (D) take any action to make the provisions of any Takeover Provision inapplicable to any Competing Transaction, (E) expressly waive or expressly agree to modify standstill agreement to which the Company or any of its Subsidiaries is a party or (F) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (A) through (F), a “Change in the Company Recommendation”) or (ii) adopt, approve or recommend (publicly or otherwise), or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, binding term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other or similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Section 6.04, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in breach of this Section 6.04 and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and that to make a Change in the Company Recommendation or to terminate this Agreement is in the best interest of the Company and its shareholders, the Company Board may, if the Company has complied in all material respects with its obligations under this Section 6.04, (x) effect a Change in the Company Recommendation or (y) terminate this Agreement and concurrently authorize and cause the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal, but, in each case, only after (A) providing written notice to Parent (a “Notice of Superior Proposal”) promptly after the Company Board resolves to effect such Change in the Company Recommendation or termination of this Agreement, and in any event at least three (3) Business Days prior to making such Change in the Company Recommendation or authorizing or causing the Company to terminate this Agreement to enter into a definitive agreement providing for the implementation of such Superior Proposal (the “Superior Proposal Notice Period”), which Notice of Superior Proposal shall advise Parent that the Company Board has received a Superior Proposal, specifying the identify of the person making the Superior Proposal and the material terms and conditions thereof and shall include a true and complete copy of the Superior Proposal (if in writing, and including any proposed agreement or other offer documents) and indicating that the Company Board intends to effect a Change in the Company Recommendation or terminate this Agreement and authorize and cause the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal, and the manner in which it intends (or may intend) to do so; it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation; provided that any material modifications to such Third-Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a two (2) Business-Day period rather than the three (3) Business-Day period first described above; and (B) following the end of such three (3) Business-Day period or two (2) Business-Day period or (as applicable), the Company Board shall have determined in good faith after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and any Debt Financing proposed by Parent in response to the Notice of Superior Proposal or otherwise, that the proposal or offer giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. During the Superior Proposal Notice Period, the Company shall negotiate in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions.

(e) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any Significant Subsidiary, (ii) any sale, lease, license, exchange, transfer or other disposition, directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets or businesses that constitutes or represents 15% or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries, (iii) any issuance, sale, exchange, transfer or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of 15% or more of any class of equity securities of the Company or any Significant Subsidiary, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(f) A “Superior Proposal” means a bona fide written proposal or offer, on its most recently amended or modified terms, if amended or modified, with respect to a Competing Transaction, (i) that was not obtained in breach of Section 6.04, (ii) that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis), or all or substantially all the total voting power of the Shares or other equity securities, of the Company and (iii) that the Company Board has determined in good faith after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant conditions, events and circumstances), and (x) would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) or (y) the Company Board has determined in good faith after consultation with its financial advisor and outside legal counsel, is more likely to be consummated on a timely basis than the Transactions; provided that if Parent has obtained a Debt Commitment Letter confirmation and the Company Board has provided written confirmation that such Debt Commitment Letter is reasonably satisfactory to the Company Board (such confirmation not to be unreasonably withheld, conditioned or delayed, it being agreed and acknowledged that Bank of China Limited is reasonably satisfactory for this purpose), and such Debt Commitment Letter (A) remains available on the terms and conditions contemplated by such Debt Commitment Letter and (B) has not been modified, amended, supplemented or replaced (unless such modification, amendment, supplement or replacement is reasonably satisfactory to the Company Board), then, in addition to the other requirements set forth in this Section 6.04(f), a written proposal or offer with respect to a Competing Transaction shall not be deemed a “Superior Proposal” unless (1) it is secured by firm commitments for all necessary financing of the transaction and is not subject to any financing condition and (2) it would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (taking into account any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise).

(g) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(h) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable Laws with regard to a Competing Transaction.

Section 6.05. Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and officers as in effect on the date hereof shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries (the “Indemnified Parties”). The memorandum and articles of association of the Surviving Corporation as of the Effective Time shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any Contract of any Indemnified Party with the Company or any of its Subsidiaries regarding the exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b) The Company shall purchase an extended discovery period of its directors’ and officers’ liability policy prepaid from the Effective Time for a period of no less than six (6) years after the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company, provided that the aggregate premiums therefor shall not be in excess of US$950,000. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(a) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply, and Parent shall cause the Surviving Corporation to comply, with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective constitutional, organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary of the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06. Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

(d) any comments from the SEC, or any request from the SEC, related to the tender offer contemplated by the Investment Agreement or the Transactions; and

(e) the occurrence, or non-occurrence, of any event, condition, fact or circumstance that would be likely to cause any condition to the obligations of any Party to effect the Merger and the other Transactions not to be satisfied, together, in the case of the immediately preceding clause (a), (b), (c), or (d) with a copy of any such notice, communication or Proceeding; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Prior to responding to any comments or requests from the SEC described in clause (d) above, the party who received such communication from the SEC shall provide the other party and its counsel a reasonable opportunity to review and comment on any such response and give reasonable and good faith consideration to any such comments (it being understood that such party and its counsel shall provide any comments thereon as soon as reasonably practicable).

Section 6.07. Financing.

(a) Consistent with Section 2 of the Guarantee, Parent may, in its sole discretion, deliver to the Company a true and complete copy of a Debt Commitment Letter. Each of Parent and Merger Sub shall use its commercially reasonable efforts to take, or cause to be taken, all actions and its commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of any Debt Financing as promptly as practicable on the terms and conditions described in any Debt Commitment Letter, including using its commercially reasonable best efforts to (i) maintain in effect the commitment for the Debt Financing set forth in Debt Commitment Letter in accordance with their respective terms, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by any Debt Commitment Letter (including any “market flex” terms and conditions to which any such Debt Commitment Letter is subject), (iii) satisfy (and cause each of its Affiliates to satisfy), or if deemed advisable by Parent obtain the waiver of, on a timely basis, all conditions applicable to Parent or any of its Affiliates in such Debt Commitment Letter and the definitive agreements related thereto (including payment of all fees and expenses) and comply with its obligations thereunder and (iv) enforce its rights under any Debt Financing (including by initiating and prosecuting actions against the lenders and the other persons providing such Debt Financing) in the event of any breach or purported breach thereof; provided, however, that, notwithstanding anything to the contrary contained herein, Parent shall have the right to substitute other debt or equity financing for all or any portion of any Debt Financing from the same or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the funding conditions set forth in any Debt Commitment Letter and so long as such substitute financing would not reasonably be expected to have a materially adverse effect on the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) In the event that all conditions to the commitment of any counterparty to any Debt Commitment Letter providing such Debt Financing (other than conditions that are within the control of Parent, Merger Sub or the Guarantor, including conditions relating to (1) the failure of any equity funding condition or similar effect in any Debt Commitment Letter, (2) the failure by Parent, Merger Sub or any of their Affiliates to deliver documents at the Closing, (3) the failure to pay costs, fees, expenses or other compensation contemplated by any Debt Commitment Letter or related letters which are payable by Parent or any of its Affiliates to any lead arrangers, other lenders and administrative agents or any other person or (4) any breach, in any material respect, by Parent, Merger Sub, the Guarantor or any of their respective Affiliates under any Debt Commitment Letter or related letters) have been satisfied, Parent shall use its commercially reasonable efforts to cause the lenders (if any), and each other person providing such Debt Financing, to fund when required hereunder the Debt Financing required to consummate the Transactions (including by taking enforcement action in which Parent will use its commercially reasonable efforts to cause any such lenders and each such other person providing such Debt Financing to fund such Debt Financing when required hereunder). Parent shall not and shall cause its Affiliates not to take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in any Debt Commitment Letter or in any definitive agreements related thereto.

(c) Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace any Debt Commitment Letter if such amendment, modification, waiver or voluntary replacement (w) adds new (or materially adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Debt Commitment Letter (if any) as in effect on the date it is entered into, (x) materially adversely affects the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to any Debt Commitment Letter or the definitive agreements related to the Debt Financing, (y) subject to Parent’s right to obtain substitute financing set forth in Section 6.07(a) or Section 6.07(d), reduces the aggregate amount of the Debt Financing to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent) to consummate the Transactions or (z) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Transactions.

(d) If Parent obtains a Debt Commitment Letter, and if any portion of the related Debt Financing becomes unavailable on the terms and conditions contemplated by such Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), or Parent becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions contemplated by the Debt Commitment Letter, regardless of the reason therefor, then Parent shall (1) use its commercially reasonable efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources, in an amount sufficient (in combination with all funds held by or otherwise available to Parent) to consummate the Transactions and to pay related fees and expenses, with terms and conditions (including “market flex” terms and conditions) not materially less favorable to Parent than the terms and conditions contemplated by such Debt Commitment Letter (including any “market flex” terms and conditions to which such Debt Commitment Letter is subject), as promptly as practicable following the occurrence of such event, but in no event later than the date on which Parent is required to consummate the Transactions in accordance with this Agreement, and (2) promptly notify the Company of such unavailability and the reason therefor. For purposes of this Agreement, other Section 6.04(f), for which references to “Debt Commitment Letter” shall be interpreted in accordance with the provisions therein, references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 6.07(d) or Section 6.07(a), and references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.07(c) or Section 6.07(a).

(e) Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange and consummate any Debt Financing. Parent shall give the Company prompt written notice of (x) any actual or reasonably likely potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or definitive documents related to any Debt Financing of which Parent becomes aware, (y) the receipt of any written notice or other written communication from any lender or other person providing any Debt Financing with respect to (i) any actual or reasonably likely potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to any Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to any

Debt Financing (or any written statement by any such person that such person does not intend to enter into any such document or to consummate the transactions contemplated thereby) or (ii) any material dispute or disagreement between or among any parties to any Debt Commitment Letter or any definitive document related to any Debt Financing, and (z) the occurrence of any event or development that would reasonably be expected to adversely impact the ability of Parent and Merger Sub to obtain all or any portion of any Debt Financing contemplated by any Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any Debt Commitment Letter or the definitive documents related to any Debt Financing (or if at any time for any other reason Parent believes that it will not be able to obtain all or any portion of any Debt Financing contemplated by any Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any Debt Commitment Letter or the definitive documents related to any Debt Financing). As soon as reasonably practicable (and in any event within two (2) Business Days) after the date on which the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding anything in this Section 6.07 or elsewhere in this Agreement to the contrary, (A) each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of their respective obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the Transactions and (B) the parties agree that neither Parent nor Merger Sub shall have any obligation to provide to the Company or any of its Representatives with copies definitive or draft documents or Contracts in respect of any Debt Financing, other than a Debt Commitment Letter.

(f) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, upon the request of Parent, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide customary and reasonable cooperation to Parent and its Affiliates and Representatives in connection with Parent’s financing of the Transactions (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). The Company hereby consents to the use, if necessary, of its logo in connection with the Debt Financing. All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.07(f) shall be kept confidential in accordance with the Confidentiality Agreements, except that Parent shall be permitted to disclose customary and reasonable information to potential syndicate members, other potential lenders or potential participants, subject to customary confidentiality undertakings by such potential syndicate members, other potential lenders or potential participants, and except as otherwise required by applicable Law. Notwithstanding anything in this Agreement to the contrary, nothing shall require the Company to deliver or cause the delivery of (i) any legal opinions or accountants’ cold comfort letters or reliance letters, (ii) any certificate as to the solvency or any other certificate for the Debt Financing, (iii) any financial information in a form not customarily prepared by the Company with respect to such period, (iv) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request (or 90 days in the case of a fiscal year-end). Each of Parent and Merger Sub agrees that the execution of any documents in connection with the Debt Financing shall be subject to the consummation of the Transactions and such documents will not take effect until the Effective Time. In no event shall the Company or any of its Subsidiaries or Affiliates be required to bear any cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Debt Financing prior to the Effective Time. Parent shall promptly upon request by the Company reimburse the Company for all reasonable out-of-pocket fees, costs and expenses (including fees and expenses of counsel) incurred by or on behalf of the Company or any of its Subsidiaries in connection with their compliance with this Section 6.07(f) and shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective representatives from and against all losses, damages, claims, fees, costs and expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith. The provisions in the previous sentence regarding indemnification are intended to be for the benefit of, and shall be enforceable by, each of the Company’s Subsidiaries and the Company’s and its Subsidiaries’ representatives each of which shall be a third-party beneficiary of this Section 6.07(f).

Section 6.08. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each of the Company, Parent and Merger Sub shall, as promptly as practicable, take or cause to be taken, all other actions and do, or cause to be done all other things necessary, proper or advisable to consummate the Transactions.

(b) In furtherance and not in limitation of the provisions of Section 6.08(a), Parent and the Company shall (i) make or cause to be made any filings (or draft filings, where applicable) required of each of them or any of their respective Affiliates with respect to the Requisite Regulatory Approvals, the SZSE Approval or under Antitrust Laws with respect to the Transactions as promptly as practicable, and in any event not less than twenty (20) Business Days, after the date of this Agreement, and (ii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any applicable Laws with respect to any such filing or any such transaction. Each such party shall promptly inform the other party hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to the Requisite Regulatory Approvals or proceedings under Antitrust Laws. Notwithstanding the foregoing, the Company acknowledges and agrees that it will not be entitled to participate in any formal meeting with any Chinese Governmental Authority, provided, that Parent shall provide the Company with summaries of any meetings with any Chinese Governmental Authority promptly after such meeting.

(c) In furtherance and not in limitation of the provisions of this Section 6.08, Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the transactions.

(d) In furtherance and not in limitation of the provisions of this Section 6.08, Parent, on behalf of itself and each of its Affiliates, further agrees that Parent and its Affiliates shall, to the extent necessary to obtain the waiver or consent from any Governmental Authority or expiration or termination of any waiting period under any of the Antitrust Laws, with respect to the Transactions or to avoid the entry of or have lifted, vacated or terminated any writ, injunction, judgment, decree or executive order that enjoins, restrains or otherwise makes illegal the consummation of the Transactions, to take the following actions: (i) propose, negotiate, consent to, offer to undertake, commit to and effect, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition (including by licensing any intellectual property) of any assets of the Company and its Subsidiaries and/or any other assets or businesses of Parent or any of its Affiliates (or equity interests held by Parent or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take, commit to take or take any action that it is capable of taking that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Company and its Subsidiaries and/or any other assets or businesses of Parent or any of its Affiliates (or equity interests held by Parent or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any writ, injunction, judgment, decree or executive order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions illegal or that would prevent or delay consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by subclauses (i), (ii) and (iii) of this

Section 6.08(d)) necessary to vacate, modify or suspend such writ, injunction, judgment, decree or executive order, in each case of subclauses (i), (ii), (iii) and (iv), to allow the Closing to occur no later than the Outside Date; provided, however, that neither Parent nor any of its Affiliates shall be required to propose, commit to or effect any action that is not conditioned upon the consummation of the Transactions. Nothing in this Agreement imposes any obligation on Parent and its Affiliates as to any other interests or holdings of Parent and its Affiliates either prior to or after the Closing. Notwithstanding anything to the contrary in this Agreement, no action taken by Parent and its Affiliates pursuant to this Section 6.08 shall entitle Parent to any reduction in the Merger Consideration.

(e) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice, submission or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Affiliates to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09. Obligations of Parent and Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their obligations under this Agreement and to consummate the Transactions, in each case on the terms and subject to the conditions set forth in this Agreement.

(b) Parent shall make or cause to be made any filings required of each of Parent, Merger Sub or any of their respective Affiliates with respect to the SZSE Approval as promptly as practicable, and in any event not less than ten (10) Business Days, after the date of this Agreement. Parent shall to take such action as may be required to obtain the SZSE Approval. Prior to making any such required filings with respect to the SZSE Approval, the Company and its counsel shall be given, to the extent practicable, five (5) Business Days or such less number of days as the Company may agree, to review and comment on any such filings, and Parent shall consider all reasonable additions, deletions or changes suggested thereto in good faith by the Company.

Section 6.10. Notice of and Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand or Parent’s knowledge on the other hand, threatened against any party or its directors by any of the Company’s shareholder (on its own behalf or on behalf of the Company) or by any other person or entity, including Governmental Authorities, that relate to this Agreement or any of the Transactions. Each party hereto shall keep the other parties hereto reasonably informed regarding such Proceeding and shall give the other parties the opportunity to participate in the defense or settlement of any Proceeding at such parties’ own cost and expense. No such Proceeding shall be settled without prior written consent of both Parent and the Company (such consent not be unreasonably withheld, conditioned or delayed).

Section 6.11. Resignations. To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the non-management directors of the Company or any of its Subsidiaries designated by Parent.

Section 6.12. Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement or press conference as may be required by applicable Law or rules and policies of NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company that relates to a Superior Proposal.

Section 6.13. Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14. Takeover Provisions. If any Takeover Provision is or may become applicable to any of the Transactions, the parties hereto shall (a) take all action necessary so that no Takeover Provision is or becomes applicable to any of the Transactions and (b) if any such Takeover Provision is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Provision on the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Effective Time:

(a) Shareholders Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunction. No Governmental Authority of competent jurisdiction over the Merger shall have issued any writ, injunction, judgment, decree or executive or other order (an “Order”), that is then in effect and enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Transactions.

(c) [Reserved]

(d) Parent and Merger Sub Shareholder Approval. The Parent Shareholder Approval and Merger Sub Shareholder Approval shall have been obtained.

(e) Antitrust. The waiting period (and any extension thereof) applicable to the Transactions under the Antitrust Laws shall have been terminated or shall have expired. Any necessary consents, approvals, authorizations, filings or notifications under the Antitrust Laws shall have been obtained or made.

(f) SZSE Approval. The SZSE Approval shall have been obtained.

Section 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. (i) Each Fundamental Representation shall be true and correct in all respects (except for de minimis inaccuracies (other than with respect to the representations and warranties contained in Section 3.04 (Authority Relative to this Agreement) so long as the sum of all such inaccuracies does not increase the aggregate amount of the Merger Consideration by more than US$500,000) and (ii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date (except to the extent expressly made as of a specific date, in which case as of such date), except in case of clause (ii) where the failure of such representations and warranties of the Company to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

(d) Absence of Company Material Adverse Effect. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01. Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company (with the approval of the Company Board).

Section 8.02. Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting only upon the recommendation of the Company Board) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before January 15, 2016; provided, that if any of the conditions set forth in Section 7.01(b) (No Injunction), Section 7.01(c) (Requisite Regulatory Approvals), Section 7.01(e) (Antitrust), and/or Section 7.01(f) (SZSE Approval) shall have not been satisfied by such date, and each of the other conditions set forth in Article VII has been satisfied or, if permissible, waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing), either the Company or Parent may extend the Outside Date from time to time to a date not later than February 28, 2016 by providing written notice to Parent or the Company, as applicable; provided further that if CFIUS has initiated and not closed a review or investigation under section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170), either the Company or Parent may extend the Outside Date from time to time to a date not later than March 31, 2016 by providing written notice to Parent or the Company, as applicable (such date as may be extended from time to time pursuant to this Section 8.02(a), the “Outside Date”);

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise enjoining, preventing or prohibiting consummation of the Transactions; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof; or

(d) the Company Board has effected a Change in the Company Recommendation;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose material breach of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03. Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 (Conditions to the Obligations of Each Party) or Section 7.03 (Conditions to the Obligations of the Company) and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Outside Date is less than 30 days from the date of receipt of such notice, by the Outside Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder and such breach would give rise to the failure of a condition set forth in Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 (Conditions to the Obligations of Each Party) and Section 7.02 (Conditions to the Obligations of Parent and Merger Sub) (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 (Conditions to the Obligations of the Company) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03 (Conditions to the Obligations of the Company)) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board has authorized the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal pursuant to and in compliance with Section 6.04(d); (ii) pursuant to and in compliance with Section 6.04(d), the Company concurrently with, or immediately after, the termination of this Agreement enters into such definitive agreement providing for the implementation of the Superior Proposal referred to in clause (i); and (iii) the Company has previously paid or substantially concurrently pays the fee due under Section 8.07; or

(d) Parent fails to cause the Parent Escrow Fund to be deposited in the Deposit Escrow Account within seven (7) Business Days after the date hereof.

Section 8.04. Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 (Conditions to the Obligations of Each Party) or Section 7.02 (Conditions to the Obligations of Parent and Merger Sub) and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Outside Date is less than thirty (30) days from the date of receipt of such notice, by the Outside Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder and such breach would give rise to the failure of a condition set forth in Section 7.03.

Section 8.05. Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Article VIII and Article IX shall survive any termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any Fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and/or (ii) a material breach of a covenant or obligation contained in this Agreement that the breaching party at the time of such breach, had knowledge that such covenant or obligation was being breached.

Section 8.06. Parent Escrow Fund. Concurrently with the execution hereof, Parent, Hong Kong Bohai Leasing Asset Management Corp., Ltd., the Company and Citibank N.A. (the “Escrow Agent”) have amended and restated that certain Amended and Restated Deposit Escrow Agreement dated as of August 12, 2015 by and among such parties (as so amended and restated, the “Escrow Agreement”). Within one (1) Business Day after the date hereof, Parent shall cause to be deposited in the Deposit Escrow Account an amount equal to US$200,000,000 (which shall be in addition to the US$75,000,000 previously deposited in the Deposit Escrow Account) and no later than seven (7) Business Days after the date hereof, Parent shall cause to be deposited in the Deposit Escrow Account an additional US$75,000,000, such that as of seven (7) Business Days after the date hereof, the balance of the Deposit Escrow Account shall be equal to US$350,000,000 (such aggregate amount, the “Parent Escrow Fund”), as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement and the Escrow Agreement. The funds held in the Deposit Escrow Account shall be held and released by the Escrow Agent subject to joint instructions from Parent (or any of its designated Affiliates on its behalf) and the Company (or any of its designated Affiliates on its behalf) in accordance with Section 2 of the Escrow Agreement.

Section 8.07. Termination Fee and Expenses.

(a) In the event that:

(i) (A) a Competing Transaction shall have been made public or otherwise become publicly known, submitted or proposed after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(c) and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates any Competing Transaction with such Third Party who made such Competing Transaction referred to in Clause (A); provided that for purposes of this Section 8.07(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.02(d);

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c); or

(iv) this Agreement is terminated by Parent pursuant to Section 8.04,

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$100,000,000 (the “Company Termination Fee”) by wire transfer of same day funds (A) within two (2) Business Days after such termination in the case of a termination referred to in clause (iii), (B) concurrently with and as a condition to the termination by the Company of this Agreement pursuant to Section 8.03(c) in the case of a termination referred to in clause (ii) or (C) concurrently with and as a condition to the consummation of the transactions contemplated by the applicable Competing Transaction in the case of a termination referred to in clause (i); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) In the event that:

(i) (A) all of the conditions set forth in Section 7.01 and Section 7.02 except for any one or more of the conditions set forth in Section 7.01(b) (No Injunction) (solely with respect to an Order from a Governmental Authority in the PRC), Section 7.01(d) (Parent and Merger Sub Shareholder Approval), Section 7.01(e) (Antitrust) (solely with respect to any Chinese Antitrust Laws), or Section 7.01(f) (SZSE Approval) (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(a);

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(b) (solely with respect to an Order from a Governmental Authority in the PRC);

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b);

(iv) this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) and CFIUS has initiated a review or investigation under section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170), and (x) pursuant to such review or investigation, CFIUS requires Parent or Merger Sub to enter into a mitigation agreement, or imposes a condition on Parent or Merger Sub, that Parent considers to be unacceptable, or (y) following such review or investigation, the President takes action to suspend or prohibit the transaction; or

(v) this Agreement is terminated by the Company pursuant to Section 8.03(d);

then Parent shall pay, or cause to be paid, to the Company or any of its designated Affiliates an amount equal to US$350,000,000 (the “Parent Termination Fee”) either directly or out of the Parent Escrow Fund as promptly as possible (but in any event within two (2) Business Days after such termination) by wire transfer of same day funds; provided that if Parent has paid or caused to be paid to the Company or any of its designated Affiliates the Parent Termination Fee directly, the funds in the Parent Escrow Fund shall be simultaneously released and returned to Parent or any of its designated Affiliates. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated; provided that (i) Parent shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns in respect thereof) and (ii) each of the Company and Parent shall be responsible for one-half of the filing fees in connection with any filings, applications or submissions under the Antitrust Laws.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.07, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.07 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.07(a) or Section 8.07(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.07, the parties hereto would not have entered into this Agreement.

(f) (i) Subject to Section 9.08, and except in the event of Fraud or Willful Breach by Parent or Merger Sub, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.07(b) and the expenses under Section 8.07(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent, Merger Sub and the Guarantor, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or the Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or the Guarantor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of Fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.07(b) and the expenses pursuant to Section 8.07(d), and in no event other than Fraud or Willful Breach shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, agents, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.07(b) and Section 8.07(d).

(ii) Subject to Section 9.08, and except in the event of Fraud or Willful Breach by the Company, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), the receipt of such Company Termination Fee and the expenses under Section 8.07(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of Fraud or Willful Breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.07(a) and the expenses under Section 8.07(d), and in no event other than Fraud or Willful Breach shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.07(a) and Section 8.07(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement.

Section 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first–class postage prepaid), addressed as follows:

if to Parent or Merger Sub:

Bohai Leasing Co. Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

Tel: 86-10-5758-3682

Fax: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: +1 312 853 7036

Attention: Pran Jha and Ted Kamman

if to the Company:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attention: Ed Riley

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10753

Facsimile: (212) 310-8007

Attention: Douglas P. Warner, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this

Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

Section 9.03. Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are substantially similar to those contained in the Confidentiality Agreements (including a “standstill” or similar provision on terms not materially more favorable to such third party than the terms of the “standstill” provision in the Confidentiality Agreements); provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided that the directors and executive officers of the Company shall not be considered “Affiliates” of the Company in their capacity as such for purposes hereunder.

“Antitrust Laws” means collectively, (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States; (ii) the Gesetz gegen Wettbewerbsbeschränkungen of 1958 in Germany; and (iii) Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia, and (iv) Federal Law on Economic Competition of 2014 in Mexico, in each case, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries, as of June 30, 2015, including the notes thereto.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Clean Room Information” has the meaning ascribed to in the Clean Room Agreement.

“Company Material Adverse Effect” means a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following either alone or in combination, constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) changes affecting the general economic, regulatory or political conditions (or changes therein) or changes in the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any authoritative interpretation thereof; (iii) changes in applicable Law or directives or policies of a Governmental Authority of general applicability, or any authoritative interpretation, implementation or enforcement thereof; (iv) changes generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement and pendency of this Agreement or any actions contemplated under this Agreement (including actions to consummate the Transactions, including the Merger) or the identity of Parent and its Affiliates, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company as a result thereof; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, (it being understood that the facts or occurrences giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, declarations, outbreaks or escalations of war, acts of sabotage or terrorism or major hostilities or other force majeure events; (viii) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or (x) any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other Proceedings in connection with this Agreement, the Merger or any other Transaction; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above shall be excluded in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur only if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries or markets in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RSU” means each restricted stock unit or other right to acquire Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Shareholders’ Meeting by the Requisite Company Vote.

“Confidentiality Agreements” means collectively, (i) the confidentiality agreement between Avolon Aerospace Leasing Limited, an indirect Subsidiary of the Company and Bravia Capital Hong Kong Limited, dated as of April 27, 2015, as amended, modified, restated or amended and restated from time to time, (ii) the confidentiality agreement between Avolon Aerospace Leasing Limited and HNA Group (International) Company Limited, dated as of April 29, 2015, as amended, modified, restated or amended and restated from time to time and (iii) the clean room confidentiality agreement (the “Clean Room Agreement”) between HNA Group (International) Company Limited and its affiliates (including Parent) and Avolon Aerospace Leasing Limited and its affiliates (including the Company), dated as of August 7, 2015, as amended, modified, restated or amended and restated from time to time.

“Consolidated Leverage Ratio” means, as at the last day of any period, the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated Shareholders’ Equity on such day.

“Consolidated Shareholders’ Equity” means, as of any date of determination, the equity (including, without limitation, retained earnings) as reflected in the Company’s consolidated financial statements.

“Consolidated Total Debt” means, at any date of determination, the aggregate principal amount of all Indebtedness of the Company and its Subsidiaries at such date, determined on a consolidated basis in accordance with U.S. GAAP.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Debt Commitment Letter” shall have the meaning set forth in the Guarantee.

“Deposit Escrow Account” shall have the meaning set forth in the Escrow Agreement.

“Environmental Law” means any applicable local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Existing Shareholders’ Agreement” means that certain Shareholders’ Agreement of the Company, dated as of December 17, 2014, by and among the Company and certain of the Company’s shareholders.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Fraud” means, with respect to a Party, any actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable); provided that (i) such actual and intentional fraud of the Company shall only be deemed to exist if any of the individuals included in the definition of “knowledge” (with respect to the Company) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by the Company pursuant to Article III as qualified by the Company Disclosure Letter were actually breached when made, and (ii) such actual and intentional fraud of Parent or Merger Sub shall only be deemed to exist if any of the individuals included in the definition of “knowledge” (with respect to Parent or Merger Sub) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by Parent and Merger Sub pursuant to Article IV were actually breached when made.

“Fundamental Representation” means the representation and warranties of the Company contained in Section 3.01(a) (Organization and Qualification; Subsidiaries), Section 3.02 (Memorandum and Articles of Association), Section 3.03(a) and (b) (Share Capital); Section 3.04 (Authority Relative to This Agreement) and Section 3.21 (Takeover Provisions).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vii) all Indebtedness of others referred to in clauses (i) through (vi) guaranteed directly or indirectly in any manner by such person and (ix) all Indebtedness referred to in clauses (i) through (vii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all intellectual property, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (ii) trademarks, service marks, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), (v) trade secrets and other proprietary and confidential information, ideas, know-how, inventions, processes, formulae, models and methodologies, (vi) rights of publicity and (vii) all applications for registrations of any of the foregoing.

“Key Employees” means the employees of the Company as set forth in Section 9.03 of the Company Disclosure Letter.

“knowledge” means, with respect to the Company, the actual knowledge of the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company, and with respect to Parent or Merger Sub, the actual knowledge of Jin Chuan or Ma Weihua.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease Document” means, with respect to each aircraft owned by the Company or any of its Subsidiaries (“Company Aircraft”), (a) the operating lease relating to such Company Aircraft and (b) any headlease(s) between any of the Company’s Subsidiaries relating to such Company Aircraft.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Merger Consideration” means the aggregate of all payments required to be made pursuant to Section 2.01(a), Section 2.02(b), Section 2.02(c) and Section 2.03(b).

“Parent Board” means the board of directors of Parent.

“Parent Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Parent Shareholder Meeting by the affirmative vote of a number of shares of Parent that is sufficient under Parent’s organizational documents and applicable Law to approve and authorize this Agreement, the Plan of Merger and the Transactions (including the Merger).

“Parent Shareholder Meeting” means the meeting of Parent’s shareholder to be held to seek the Company Shareholder Approval.

“Parent Shareholder Notice” means the notice, together with any shareholder circular to be provided to the shareholders of Parent notifying them of the Parent Shareholder Meeting.

“Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority required under applicable Law for the conduct of the business of the Company and its Subsidiaries.

“Permitted Encumbrances” shall mean (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) Liens imposed by applicable Law, (iv) easements, covenants and rights of way of record and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (v) Liens securing indebtedness or liabilities that (A) are reflected on the Balance Sheet or (B) have otherwise been disclosed to Parent in writing as of the date of this Agreement, (vi) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (vii) standard survey and title exceptions and (viii) any other Liens that have been incurred or suffered in the ordinary course of business and that, individually or in the aggregate, do not, and would not reasonably be expected to, impair materially the use of any material assets to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted.

“Permitted Representatives” has the meaning ascribed to such term in the Clean Room Agreement.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“SEC” means the U.S. Securities and Exchange Commission.

“Share Incentive Plan” means the Avolon Equity Incentive Plan 2014, as amended from time to time.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to seek the Company Shareholder Approval.

“Significant Subsidiaries” means each of the Company’s Subsidiaries listed on Section 9.03 of the Company Disclosure Letter.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar taxes, including all interest, additions, surcharges, fees or penalties related thereto, arising out of or incurred in connection with the Transactions.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Affiliate Transactions	Section 3.18
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Chosen Courts	Section 9.09(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Data	Section 3.14(c)
Company Disclosure Letter	Article III
Company Group	Section 8.07(f)
Company JVs	Section 3.03(f)
Company IT Systems	Section 3.14(b)
Company Licensed Intellectual Property	Section 3.14(a)
Company Owned Intellectual Property	Section 3.14(a)
Company Permits	Section 3.06
Company Recommendation	Section 3.04(b)
Company SEC Documents	Section 3.07(a)

Defined Term	Location of Definition
Company Termination Fee	Section 8.07(a)(iii)
Competing Transaction	Section 6.04(f)
Damages	Section 6.05(b)
Debt Financing	Section 4.05
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Escrow Agent	Section 8.06
Escrow Agreement	Section 8.06
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Guarantee	Recitals
Guarantor	Recitals
ICC Rules	Section 9.09(b)
Immaterial Acquisition and Sale Agreements	Section 3.17(a)
Indemnified Parties	Section 6.05(a)
Intervening Event	Section 6.04(g)
Leased Real Property	Section 3.13(b)
LOI	Section 3.17(a)
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Shareholder Approval	Recitals
Non-Arbitration Matter	Section 9.09(b)
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Outside Date	Section 8.02(a)
Parent	Preamble
Parent Escrow Account	Section 8.06
Parent Escrow Fund	Section 8.06
Parent Group	Section 8.07(f)
Parent Termination Fee	Section 8.07(b)
Parent Voting Agreement	Recitals
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Plans	Section 3.11(a)
Plan of Merger	Section 1.03
Preference Shares	Section 3.03(a)
Proxy Statement	Section 3.05(b)
Real Property Leases	Section 3.03(b)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(c)
Requisite Regulatory Approvals	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Share; Shares	Section 2.01(b)
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)

Defined Term	Location of Definition
Surviving Corporation	Section 1.01
SZSE	Section 4.03(a)
SZSE Approval	Section 4.03(a)
Takeover Provision	Section 3.21
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals
Voting Company Debt	Section 3.03(b)
Willful Breach	Section 8.05

Section 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05. Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Annex are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used but not defined in any Exhibit or Annex or the Company Disclosure Letter shall have the meaning set forth in this Agreement. The Company Disclosure Letter, all Annexes and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean solely “if.” Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.” Any document, list or other item shall be deemed to have been “made available” to Parent for purposes of this Agreement only if such document, list or other item was posted before the date hereof in the electronic data room established by the Company in connection with the Transactions, or was made available on the SEC’s public website before the date hereof.

Section 9.06. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Letter and the Annexes and Exhibits hereto), the Confidentiality Agreements, the Exclusivity Agreement, the Guarantee, the Voting Agreement and the Parent Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of all parties hereunder.

Section 9.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than to the extent expressly set forth in Section 2.06 (Limited Third Party Beneficiary Rights of Holders of Shares, Company Options and Company RSUs), Section 6.05 (Directors’ and Officers’ Indemnification and Insurance), Section 6.07(f) (Financing), Section 8.07(b) (Termination Fee and Expenses) (which Sections are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); and (c) Section 8.06 (Parent Escrow Fund) and Section 8.07(f) (Termination Fee and Expenses) (which are intended to be for the benefit of any such designated Affiliate of Parent or of the Company that is a party to the Escrow Agreement).

Section 9.08. Specific Performance.

(a) Subject to Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to seek specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity, and the Company demanding Parent and Merger Sub to fully enforce the terms of any Debt Commitment Letter against the parties thereto, in each case, to the fullest extent permissible pursuant to the terms thereof and to thereafter consummate the Transactions contemplated by this Agreement.

(b) Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(c) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.07(b) and expenses under Section 8.07(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for a breach of this Agreement (whether such breach is intentional, unintentional a Willful Breach or otherwise) shall not exceed the Company Termination Fee. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub for a breach of this Agreement (whether such breach is intentional, unintentional, a Willful Breach or otherwise) shall not exceed the Parent Termination Fee.

Section 9.09. Governing Law; Arbitration; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of laws of another jurisdiction, except that the relevant laws of the Cayman Islands shall apply to matters relating to the corporate affairs of the Company.

(b) Arbitration. The Parties hereby irrevocably agree that, except with respect to disputes concerning Article II, Article VII, Article VIII, except disputes where a party is seeking specific performance or injunctive relief and except as otherwise specifically provided in any of the agreements entered into as a result of transactions contemplated herein (any such circumstance described in this exception as a “Non-Arbitration Matter”), any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, shall be referred to and finally resolved by binding arbitration administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC Court”) in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”). The arbitral tribunal shall consist of three (3) arbitrators. The two-party nominated arbitrators shall be nominated in accordance with the ICC Rules. The president of the arbitral tribunal shall be nominated by the two party-nominated arbitrators within thirty (30) days after they have been confirmed in accordance with the ICC Rules. If the party-nominated arbitrators are unable to agree upon a candidate for president of the arbitral tribunal, the president shall be appointed by the ICC Court in accordance with the ICC Rules. Unless the parties agree otherwise, the president of the arbitral tribunal shall be of a nationality other than those of the parties. The legal place or seat of arbitration shall be New York, New York. The language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation. The prevailing party shall be entitled to recover all the costs of the arbitration, including the fees and expenses of the arbitral tribunal, the ICC administrative expenses, and the reasonable and documented legal, expert and other costs incurred in the arbitration. Any award by the arbitral tribunal shall be final and binding on the parties and their successors and not subject to appeal. Judgment on the award may be entered in any court of competent jurisdiction. The parties may seek provisional, interim or conservatory measures as provided in the ICC Rules from a court of competent jurisdiction, the arbitral tribunal or an emergency arbitrator. The parties agree that the United States District Court for the Southern District of New York or the Supreme Court of the State of New York shall have exclusive jurisdiction to grant provisional, interim or conservatory measures or to enforce any award. In the event that two or more arbitrations have been commenced under this Agreement, the Guarantee and/or the Voting Agreement, the parties consent to the consolidation by the ICC Court of all such arbitrations into a single arbitration pursuant to Article 10 of the ICC Rules.

(c) With respect to any Non-Arbitration Matter, each Party hereby irrevocably agrees:

(i) that it irrevocably submits to the exclusive jurisdiction of, and that the exclusive jurisdiction is hereby vested in, the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (the “Chosen Courts”);

(ii) that all claims in respect of any such Non-Arbitration Matter, and any claims for injunctive relief pursuant to Section 9.08, shall be heard and determined exclusively in the Chosen Courts;

(iii) that it irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of any such dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such dispute;

(iv) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Non-Arbitration Matter in any forum other than the Chosen Courts;

(v) that the prevailing party in the litigation shall be entitled to payment of its reasonable documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals); and

(vi) that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 9.02.

(e) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.10. Amendment. Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended or supplemented in any and all respects by written agreement signed by each of the parties hereto; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.

Section 9.11. Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Vice Chairman

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

MARINER ACQUISITION LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Director

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ John Higgins
Name:	John Higgins
Title:	Director

[Signature Page to Merger Agreement]

Annex A

The Companies Law (2013 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [            ] 2015 between Avolon Holdings Limited (the “Surviving Company”) and Mariner Acquisition Ltd. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2013 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement dated [3] September 2015 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Plan of Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Walkers Corporate Services Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$253,000,000 divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each and the Surviving Company will have [82,428,607] common shares in issue.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each and the Merging Company will have 1 ordinary share in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger, including the manner and basis of simultaneously exchanging or converting shares in each constituent company on the Effective Date, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annexure 2 hereto on the Effective Date.

10	[The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.]

11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

13	This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute.

14	This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company and Merging Company, as applicable.

15	[The following directors of the Surviving Company will be paid the following amounts or receive the following benefits consequent upon the Merger:

15.1	Dómhnal Slattery is expected to receive a transaction bonus consequent upon the Merger of US$13,824,872; and

15.2	John Higgins is expected to receive a transaction bonus consequent upon the Merger of US$1,849,696.

Other than as set out above, no director of either of the Merging Company or the Surviving Company will be paid any amounts or receive any benefits consequent upon the Merger.]

16	The names and addresses of each director of the surviving company (as defined in the Statute) are:

16.1	Dómhnal Slattery of Avolon, Building 1, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland;

16.2	John Higgins of Avolon, Building 1, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland;

16.3	Jin Chuan of No. 201, Gate 1, Building 2, No 1 Court, Xitangzi Alley, Dongcheng District, Beijing, China; and

16.4	Wang Hao of Block C, Chengzhongcheng, Yusha Road, Longhua District, Haikou City, Hainan Province, China.

17	At any time prior to the Effective Date, this Plan of Merger may be:

17.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

17.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

18	This Plan of Merger may be executed in counterparts.

19	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Avolon Holdings Limited	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Mariner Acquisition Ltd.	)

Annexure 1

Merger Agreement

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex B

Agreed Form

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

AVOLON HOLDINGS LIMITED

(Adopted by special resolution passed on [            ] 2015

and effective on [            ] 2015)

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

AVOLON HOLDINGS LIMITED

(Adopted by special resolution passed on [            ] 2015

and effective on [            ] 2015)

1	The name of the Company is Avolon Holdings Limited.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$3,000 divided into 750,000,000 Ordinary Shares of a par value of US$0.000004 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

AVOLON HOLDINGS LIMITED

(Adopted by special resolution passed on [            ] 2015

and effective on [            ] 2015)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Share”	means an ordinary share in the capital of the Company of US$0.000004 par value designated as an Ordinary Share, and having the rights provided for in the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company, including an Ordinary Share, and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Law (2013 Revision) of the Cayman Islands.

“Subscriber”	means the subscriber to the Memorandum.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. Notwithstanding the foregoing, the Subscriber shall have the power to:

(a)	issue one Share to itself;

(b)	transfer that Share by an instrument of transfer to any person; and

(c)	update the Register of Members in respect of the issue and transfer of that Share.

3.2	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

21.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

35.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

Annex B

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as September 3, 2015 (this “Agreement”), by and among HNA Capital Group Co., Ltd., a company established and existing under the laws of the People’s Republic of China (“PRC”) having its registered address at 29 Haixiu Road, Haikou, Hainan Province, PRC (“HNA”), Tianjin Yanshan Equity Investment Fund Co., Ltd., a company established and existing under the laws of the PRC having its registered address at Room 818-A, Huaying Plaza, Central Avenue, Airport Economic Zone, Tianjin, PRC (“Tianjin” and together, the “Shareholders”) and Avolon Holdings Limited, a Cayman Islands exempted company having its principal place of business at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Bohai Leasing Co., Ltd., a limited company under the laws of the PRC which is listed on the Shenzhen Stock Exchange with the stock code of 000415 (“Parent”), Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into a Merger Agreement, dated as of the date of this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub shall be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”).

WHEREAS, each of the Shareholders, as of the date hereof, holds or beneficially owns and holds all voting rights associated with, the applicable Existing Shares (as defined below) as indicated on Schedule A hereto.

WHEREAS, as a condition to the willingness of, and material inducement to, the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, the Shareholders have agreed to enter into this Agreement, pursuant to which it agrees to, among other things, vote or cause to be voted all of the Securities (as hereinafter defined) such Shareholder holds or beneficially owns in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement:

(a) “Existing Shares” means, with respect to each Shareholder, the Parent Shares as set forth opposite such Shareholder’s name on Schedule A hereto. In the event of a stock dividend or distribution, or any change in the Parent Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(b) “Parent Shares” means the ordinary shares of Parent.

(c) “Securities” means, with respect to each Shareholder, the Existing Shares together with any other Parent Shares and other voting securities of the Company, if any, of which the Shareholder becomes the holder and/or acquires beneficial ownership after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2. Representations and Warranties of Shareholders. Each Shareholder hereby represents and warrants to the Company as follows:

(a) Ownership of Parent Shares. Such Shareholder holds or beneficially owns (and will hold or beneficially own as of the date of the Parent Shareholder Meeting, unless any Existing Shares are Transferred pursuant to Section 6(a) hereof), the Existing Shares set forth opposite such Shareholder’s name on Schedule A. Such Shareholder has and, unless any Existing Shares are Transferred pursuant to Section 6(a) hereof, will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Section 7 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares set forth opposite such Shareholder’s name on Schedule A and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement. None of the Existing Shares of such Shareholder is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of such Shareholder to perform its obligations as set out in this Agreement. Such Shareholder has not appointed or granted any proxy that would materially impair the ability of such Shareholder to perform its obligations under this Agreement.

(b) Authority. Such Shareholder has the requisite power to agree to all of the matters set forth in this Agreement. Such Shareholder has the full authority to vote all the Securities it holds or beneficially owns, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement.

(c) Power; Binding Agreement. Such Shareholder has the legal capacity and authority to enter into this Agreement and to perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) No Conflicts. None of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of any of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof (i) conflicts with or results in any breach of any organizational documents of such Shareholder, (ii) violates any Law applicable to such Shareholder or any of such Shareholder’s properties or assets, (iii) results in or constitutes (with or without notice or lapse of time or both) any breach of or default under, or result in the creation of any lien or encumbrance or restriction on, such Shareholder or any of the Securities of such Shareholder, including pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which any of the Securities held by such Shareholder is bound or (iv) except for the requirements of applicable securities Laws and the rules and regulations of the Shenzhen Stock Exchange, requires any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii) and (iii) where any such item would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations under this Agreement. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in such Shareholder whose consent is required for the execution and delivery of this Agreement or the performance by such Shareholder of its obligations hereunder that has not been obtained.

(e) No Litigation. There is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder or the Securities of such Shareholder at Law or in equity before or by any Governmental Entity or any other person that would reasonably be expected to materially impair the ability of such Shareholder to perform its obligations under this Agreement on a timely basis.

(f) Opportunity to Review; Reliance. Such Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of its own choosing. Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution, delivery and performance of this Agreement and such Shareholder’s representations, warranties and covenants hereunder.

Section 3. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as follows:

(a) Power; Binding Agreement. The Company has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) No Conflicts. None of the execution and delivery of this Agreement by the Company, the consummation by the Company of any of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof (i) conflicts with, or results in any breach of, any provision of the memorandum and articles of association of the Company, (ii) violates any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (iii) except for the requirements of the Exchange Act, requires any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii) and (iii) where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Entity would not, individually or in the aggregate, materially impair the ability of the Company to perform this Agreement.

Section 4. Disclosure. The Company will consult with and provide each Shareholder the opportunity to review and comment on any press release or other public statement or comment prior to the issuance of such press release or any other public statement or comment relating to this Agreement or the Merger that includes (i) the identity of such Shareholder, (ii) the nature of such Shareholder’s commitments, arrangements or undertakings under this Agreement or (iii) any other information regarding such Shareholder, and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required to be disclosed by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that to the extent the Company is required to make such a press release or other public statement or comment pursuant to applicable Law or pursuant to a listing agreement with a national securities exchange or request by a Governmental Entity, then the Company shall provide such Shareholder with prompt notice of such requirement.

Section 5. Additional Securities. Each Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, such Shareholder shall promptly (and in any event within two (2) Business Days) notify the Company of the number of any additional Securities that are acquired or that come to be beneficially owned by any Shareholder after the date hereof.

Section 6. Transfer and Other Restrictions. Prior to the termination of this Agreement, each Shareholder hereby irrevocably and unconditionally agrees not to:

(a) offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities such Shareholder holds or beneficially owns or has any interest therein, (i) except as provided in Section 7 hereof or, (ii) unless each Person to which any of such Securities is or may be Transferred, shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement;

(b) grant any proxy or power of attorney with respect to any of the Securities such Shareholder holds or beneficially owns, or deposit any of the Securities such Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case except as provided in this Agreement; or

(c) take any other action that would prevent or materially impair such Shareholder from performing any of its obligations under this Agreement or that would make any representation or warranty of such Shareholder hereunder untrue or incorrect or have the effect of preventing or materially impairing the performance by such Shareholder of any of its obligations under this Agreement.

(d) For the avoidance of doubt, notwithstanding any other provision of this Agreement to the contrary, the restrictions set forth in this Section 6(a), (b) and (c) shall not apply to any Transfer of any Securities in accordance with any share pledge agreements in respect of any such Securities entered into by either Shareholder prior to the date of this Agreement, provided that no such share pledge agreement shall have a materially adverse impact on the ability of such shareholder to perform its obligations hereunder.

Section 7. Voting of the Shares. Such Shareholder hereby irrevocably and unconditionally agrees to, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms, at the Parent Shareholder Meeting and any other meeting of the shareholders of Parent called to seek approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, however called, including any adjournment or postponement thereof, appear at such meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Securities, in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Section 8. Termination. This Agreement shall terminate on the earliest to occur of: (a) termination of the Merger Agreement in accordance with its terms, (b) the Closing and (c) the mutual written agreement of the Company and each Shareholder; provided, that the provisions set forth in Section 4 and Section 9 shall survive the termination of this Agreement.

Section 9. Miscellaneous.

(a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b) Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, each party and its respective heirs, beneficiaries, executors, representatives, successors and permitted assigns.

(c) Effectiveness; Amendment; Modification and Waiver. This Agreement shall become effective upon its execution by the parties hereto. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the Company and each Shareholder.

(d) Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement means the Company and the Shareholders.

(e) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Shareholders:

c/o HNA Group

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Facsimile: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: (312) 853-7036

Attention: Pran Jha and Ted G. Kamman

To the Company:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attention: Ed Riley

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10753

Facsimile: (212) 310-8007

Attention: Douglas P. Warner, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

(f) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision

(g) Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal courts of the United States of America located in the City of New York, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief to which they are entitled at law or in equity, without the requirement to post bond or other security.

(h) No Survival. None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of this Agreement in accordance with its terms, except for the agreements in Section 4 and this Section 9.

(i) No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(j) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in in accordance with, the Laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles thereof.

(k) Arbitration. The Parties hereby irrevocably agree that, except with respect to disputes which seek specific performance or other equitable relief (any such dispute, a “Non-Arbitration Matter”), with respect to any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, the parties shall meet and confer to try to resolve such dispute. If the parties are unable to resolve such dispute within ten (10) Business Days, then the parties hereby irrevocably consent and agree that such dispute shall be fully and finally resolved by binding arbitration in accordance with the rules and practices of the American Arbitration Association (“AAA”) from time to time in force and effect. Such arbitration shall be administered by the AAA under its commercial arbitration rules and the parties agree to venue in New York, New York. Any determination made during such arbitration shall be final and binding on each party and their affiliates, successors and assigns, and judgment thereon may be entered in any court of competent jurisdiction. One (1) arbitrator shall be used unless the damages alleged or the amounts in controversy alleged are in excess of $1,000,000 in which case three (3) arbitrators shall be used. The arbitrator(s) shall have continuing jurisdiction to implement its or their decision. Each party shall initially be responsible for its own costs and attorney’s fees, and shall share the fees and expenses of the arbitrator(s) equally; provided, however, that the arbitrator(s) may award such portion of the expenses of the arbitration, costs and reasonable attorney’s fees to the substantially prevailing party as they may deem just and equitable. With respect to any Non-Arbitration Matter, each Party hereby irrevocably agrees (i) that it irrevocably submits to the exclusive jurisdiction of, and that the exclusive jurisdiction is hereby vested in, the United States District Court for the Southern District of New York (and the appellate courts thereof) (in the event that such court does not have subject matter jurisdiction over such action or proceeding, the Supreme Court of the State of New York, County of New York) (the “Chosen Courts”), (ii) that all claims in respect of any such Non-Arbitration Matter, and any claims for injunctive relief pursuant to Section 12(k), shall be heard and determined exclusively in the Chosen Courts, (iii) that it irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of any such dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such dispute, (iv) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Non-Arbitration Matter in any forum other than the Chosen Courts, and (v) that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(l) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IT CONTEMPLATES. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(L).

(m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(n) Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or .pdf format, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

HNA Capital Group Co., Ltd.

/s/ Jin Chuan
Name:	Jin Chuan
Title:	Attorney-in-fact

[SIGNATURE PAGE TO VOTING AGREEMENT]

Avolon Holdings Limited

/s/ John Higgins
Name:	John Higgins
Title:	Director

[SIGNATURE PAGE TO VOTING AGREEMENT]

Tianjin Yanshan Equity Investment Fund Co., Ltd.

/s/ Jin Chuan
Name:	Jin Chuan
Title:	Attorney-in-fact

[SIGNATURE PAGE TO VOTING AGREEMENT]

Schedule A

Shareholder Name	Registered Address	Existing Shares
HNA Capital Group Co., Ltd.	29 Haixiu Road, Haikou, Hainan Province, The People’s Republic of China	44.32% of all issued and outstanding Parent Shares

Tianjin Yanshan Equity Investment Fund Co., Ltd.	Room 818-A, Huaying Plaza, Central Avenue, Airport Economic Zone, Tianjin, The People’s Republic of China	8.72% of all of the issued and outstanding Parent Shares

Annex C

September 3, 2015

The Board of Directors

Avolon Holdings Limited

The Oval, Building 1, Shelbourne Road

Ballsbridge, Dublin 4, Ireland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of issued and outstanding common shares, par value $0.000004 per share (each a “Share” and, collectively, the “Shares”), of Avolon Holdings Limited (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned indirect subsidiary of Bohai Leasing Co., Ltd. (the “Acquiror”). Pursuant to the Merger Agreement (the “Agreement”) among the Company, the Acquiror and its wholly-owned indirect subsidiary, Mariner Acquisition Ltd., the Company will become a wholly-owned indirect subsidiary of the Acquiror, and each outstanding Share, other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive $31.00 per share in cash (the “Consideration”). Concurrently with the execution of the Agreement, HNA Group Co., Ltd. (the “Guarantor”) will execute a guarantee guaranteeing the performance and payment of certain of the Acquiror’s obligations under the Agreement.

In connection with preparing our opinion, we have (i) reviewed a draft dated September 3, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Guarantor under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions

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contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Shares in the Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror or the Guarantor. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on the Company’s initial public offering of common stock in December of 2014. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Shares in the Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Limited. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or Schedule 14D-9 (including as may be filed with a Form 6-K) mailed to shareholders of the Company or filed with the Securities and Exchange Commission but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN LIMITED

/s/ J.P. Morgan Limited

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Annex D

1585 Broadway New York, NY 10036 September 3, 2015

The Board of Directors

Avolon Holdings Limited

The Oval, Building 1, Shelbourne Road

Ballsbridge, Dublin 4, Ireland

Members of the Board:

We understand that Avolon Holdings Limited (“Target” or the “Company”), Bohai Leasing Co., Ltd. (the “Buyer”) and Mariner Acquisition Ltd., a wholly owned indirect subsidiary of the Buyer (“Acquisition Sub”), propose to enter into a Merger Agreement, substantially in the form of the draft dated September 3, 2015 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned indirect subsidiary of the Buyer, and each issued and outstanding common share, par value $0.000004 per share, of the Company (a “Share” and, collectively, the “Shares”), other than Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $31.00 per share in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Shares;

6)	Compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

9)	Reviewed a draft dated September 3, 2015 of the Merger Agreement and a draft dated September 3, 2015 of the Guarantee by HNA Group Co., Ltd. for the benefit of the Company; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory and actuarial matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of the Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares pursuant to the Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such financial advisory and financing services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that copies of this opinion may be included in their entirety in any proxy or information statement mailed to the shareholders of the Company and any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ James Head
James Head Managing Director

Annex E

SECTION 238 OF THE CAYMAN COMPANIES LAW

Rights of Dissenters

(1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating:

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

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(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex F

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AVOLON HOLDINGS LIMITED

October 21, 2015

8:30 a.m., Dublin time

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card

are available at http://investors.avolon.aero

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Subject to any voting instructions given, your proxy will vote or abstain at his discretion, as he will on any other business that may be raised at the extraordinary general meeting (including, without limitation, any resolution to amend a resolution or to adjourn the extraordinary general meeting).

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes below the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

i	Please detach along perforated line and mail in the envelope provided.	i

00030303000003000000 6	102115

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	The special resolution to authorize and approve the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.	☐	☐	☐

	2.	The special resolution to, upon the Effective Date, amend and restate the Company’s memorandum and articles of association in the form attached to the Cayman Plan of Merger.	☐	☐	☐

3.

The ordinary resolution to, upon the Effective Date, amend and decrease the authorized share capital of the Company from US$253,000, divided into 750,000,000 common shares of a par value of US$0.000004 each and 250,000,000 preference shares of a par value of US$0.001 each, to US$3,000, divided into 750,000,000 Shares of a par value of US$0.000004 each, by (a) the cancellation of all of the authorized but unissued preference shares of a par value of US$0.001 each and (b) the re-designation of all of the authorized but unissued common shares of a par value of US$0.000004 each as ordinary shares of a par value of US$0.000004 each.

			☐	☐	☐

	4.	The ordinary resolution to adjourn the extraordinary general meeting if determined necessary by the chairman in certain circumstances.	☐	☐	☐

The undersigned acknowledges receipt from the Company before the execution of this proxy of the Notice of Extraordinary General Meeting of Shareholders and a Proxy Statement for the Extraordinary General Meeting of Shareholders. The full text of each of resolutions 1, 2, 3 and 4 is set out in the Notice of Extraordinary General Meeting of Shareholders accompanying this proxy card.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation or other non-natural person, please sign full corporate or entity name by duly authorized officer or other person, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ú

AVOLON HOLDINGS LIMITED

The Oval, Building One,

Shelbourne Road

Ballsbridge

Dublin 4

Ireland

FORM OF PROXY FOR SHAREHOLDERS

The undersigned hereby appoints Ed Riley or failing him Andy Cronin as proxies, each acting singly and with full power of substitution, to represent and vote, as designated on the reverse side, all the common shares of Avolon Holdings Limited held of record by the undersigned on September 25, 2015, at the Extraordinary General Meeting of Shareholders to be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland, on October 21, 2015, 8:30 a.m., Dublin time, and/or at any adjournment or postponement thereof.

(Continued and to be signed on the reverse side)

1.1	14475

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